| | OMB APPROVAL | |
|---|---|---|
| OMB Number: | | 3235-0716 |
| Expires: | | August 31, 2022 |
| Estimated average burden | | |
| hours per response . . . . . . . . . . . . 48.9697 | | |

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

**FORM C UNDER THE SECURITIES ACT OF 1933**

(Mark one.)

☒ Form C: Offering Statement
☐ Form C-U: Progress Update: _____
☐ Form C/A: Amendment to Offering Statement: _____

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer: Broken Clock Brewing Cooperative
Legal status of issuer:

    Form: cooperative
    Jurisdiction of Incorporation/Organization: Minnesota
    Date of organization): _____

Physical address of issuer: 3134 California St. NE #122 / Minneapolis, Minnesota 55418
Website of issuer: www.brokenclockbrew.com

Name of intermediary through which the offering will be conducted: Silicon Prairie Online, LLC
CIK number of intermediary: 0001711770
SEC file number of intermediary: 007-00123
CRD number, if applicable, of intermediary: 289746

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:
$1,000 onboarding fee 5% from 0-$1MM; 4% from $1MM-$2MM; 3% from $2MM-$5MM

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:
0

Type of security offered: Convertible Promissory Notes
Target number of securities to be offered: N/A
Price (or method for determining price): N/A
Target offering amount: 200,000.00
Oversubscriptions accepted: ☐ Yes ☒ No
If yes, disclose how oversubscriptions will be allocated: ☐ Pro-rata basis ☐ First-come, first-served basis
☐ Other – provide a description: _____
Maximum offering amount (if different from target offering amount): 249,999.00
Deadline to reach the target offering amount: 180 days from filing this offering

SEC 2930 (4/17)   Persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB control number.

1

**NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.**

Current number of employees: 10

| | | |
|---|---|---|
| Total Assets: | Most recent fiscal year-end: 692,389.35 | Prior fiscal year-end: 363,618.29 |
| Cash & Cash Equivalents: | Most recent fiscal year-end: 198,936.03 | Prior fiscal year-end: 96,879.95 |
| Accounts Receivable: | Most recent fiscal year-end: 5,392.26 | Prior fiscal year-end: 11,881.16 |
| Short-term Debt: | Most recent fiscal year-end: 188,653.70 | Prior fiscal year-end: 52,616.90 |
| Long-term Debt: | Most recent fiscal year-end: 402,141.44 | Prior fiscal year-end: 319,001.17 |
| Revenues/Sales | Most recent fiscal year-end: 600,299.24 | Prior fiscal year-end: 558,217.77 |
| Cost of Goods Sold: | Most recent fiscal year-end: 168,249.51 | Prior fiscal year-end: 159,965.43 |
| Taxes Paid: | Most recent fiscal year-end: 113,000.84 | Prior fiscal year-end: 100,738.35 |
| Net Income: | Most recent fiscal year-end: 93,793.52 | Prior fiscal year-end: 35,800.07 |

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

**AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V**

**SIGNATURE**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (Âğ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Broken Clock Brewing Cooperative
(Issuer)
By
/s/ Jeremy Mathison Operations Manager
(Signature and Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (Âğ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Jeremy Mathison
(Signature)
Operations Manager
(Title)
June 30th, 2022
(Date)

**THE COMPANY**

1. Name of issuer: <u>Broken Clock Brewing Cooperative</u>

**ELIGIBILITY**

2. ☒ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District ofColumbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

**INSTRUCTION TO QUESTION 2: If any of these statements is not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.**

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes   ☒ No
Explain: _____

# PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

| Name of Holder | No. and Class of Securities Now Held | % of Voting Power Prior to Offering |
|---|---|---|
| _____ | _____ | _____ % |
| _____ | _____ | _____ % |
| _____ | _____ | _____ % |
| _____ | _____ | _____ % |

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

# DIRECTORS OF THE COMPANY

4.     Provide the following information about each manager (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Jeremy Mathison     Dates of Service: __05/01/2017_____

Principal Occupation: ___Manager_____

Employer: Broken Clock Brewing Cooperative     Dates of Service: __05/01/2017_____

Employer's principal business: Brewery_____

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Position: _____          Dates of Service:_____

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities: leading sales/marketing efforts, product and process development, and business management.

Employer: _____

Employer's principal business: _____

Title: _____ Dates of Service: _____

Responsibilities:_____

Name: _____ Dates of Board Service: _____

Principal Occupation: _____

Employer: _____ Dates of Service: _____

Employer's principal business: _____

List all positions and offices with the issuer held and the period in which the director served in the position or office:

Position: _____ Dates of Service: _____

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:  innovation and risk management, and product quality assurance.

Employer: _____

Employer's principal business: _____

Title: _____ Dates of Service: _____

Responsibilities:_____

Employer: _____

Employer's principal business: _____

Title: _____ Dates of Service: _____

Responsibilities:_____

# OFFICERS OF THE COMPANY

5.     Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: __Jeremiah Passe__

Title: __Board President__                                    Dates of Service: __2/1/2019 - 1/31/2025__

Responsibilities: __Oversee the Board__

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities: N/A

Employer: __Sleep Number__

Employer's principal business: __Health and Wellness__

Title: __Workforce Planning Analyst.__     Dates of Service: __July 2016 - Present__

Responsibilities:_____

Name: __Vicki Epper__

Title: __Vice President__                                    Dates of Service: __2/1/2020 - 1/31/2023__

Responsibilities: __Assist the President__

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: __Discover Church (dab Brooklyn Park Lutheran Church)__

Employer's principal business: __Religious Organization__

Title: __Pastor__                              Dates of Service: __August 2018 - Present__

Responsibilities:_____

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions.

# OFFICERS OF THE COMPANY

5.      Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:   Jeff Wood

Title:   Secretary                                    Dates of Service: 2/1/2020 - 1/31/2023

Responsibilities:  Keeper of meeting Minutes, set meetings

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities: N/A

Employer:  M Health Fairview

Employer's principal business:  Healthcare

Title: Healthcare Management          Dates of Service: January 2012 - Present

Responsibilities:

Name:  Marcellin Kopandru

Title: Treasurer                                     Dates of Service: 2/1/2020 - 1/31/2023

Responsibilities:  Oversee the finances of the Cooperative

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer:  Best Buy

Employer's principal business: Retail

Title: Area Manager                Dates of Service:  2003 - Present

Responsibilities:

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions.

## BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

# Broken Clock Brewing Cooperative

**Business Plan**

**4/15/2022**

***NOTE REGARDING FORWARD LOOKING STATEMENTS***

***THE INFORMATION SET FORTH HEREIN CONTAINS "FORWARD-LOOKING INFORMATION", INCLUDING "FUTURE-ORIENTED FINANCIAL INFORMATION" AND "FINANCIAL OUTLOOK", UNDER APPLICABLE SECURITIES LAWS (COLLECTIVELY REFERRED TO HEREIN AS FORWARD-LOOKING STATEMENTS). EXCEPT FOR STATEMENTS OF HISTORICAL FACT, THE INFORMATION CONTAINED HEREIN CONSTITUTES FORWARD-LOOKING STATEMENTS AND INCLUDES, BUT IS NOT LIMITED TO, THE (I) PROJECTED FINANCIAL PERFORMANCE OF THE COMPANY; (II) COMPLETION OF, AND THE USE OF PROCEEDS FROM, THE SALE OF THE SHARES BEING OFFERED HEREUNDER; (III) THE EXPECTED DEVELOPMENT OF THE COMPANY'S BUSINESS, PROJECTS, AND JOINT VENTURES; (IV) EXECUTION OF THE COMPANY'S VISION AND GROWTH STRATEGY, INCLUDING WITH RESPECT TO FUTURE M&A ACTIVITY AND GLOBAL GROWTH; (V) SOURCES AND AVAILABILITY OF THIRD-PARTY FINANCING FOR THE COMPANY'S PROJECTS; (VI) COMPLETION OF THE COMPANY'S PROJECTS THAT ARE CURRENTLY UNDERWAY, IN DEVELOPMENT OR OTHERWISE UNDER CONSIDERATION; (VI) RENEWAL OF THE COMPANY'S CURRENT CUSTOMER, SUPPLIER AND OTHER MATERIAL AGREEMENTS; AND (VII) FUTURE LIQUIDITY, WORKING CAPITAL, AND CAPITAL REQUIREMENTS. FORWARD-LOOKING STATEMENTS ARE PROVIDED TO ALLOW POTENTIAL INVESTORS THE OPPORTUNITY TO UNDERSTAND MANAGEMENT'S BELIEFS AND OPINIONS IN RESPECT OF THE FUTURE SO THAT THEY MAY USE SUCH BELIEFS AND OPINIONS AS ONE FACTOR IN EVALUATING AN INVESTMENT.***

***THESE STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND UNDUE RELIANCE SHOULD NOT BE PLACED ON THEM. SUCH FORWARD-LOOKING STATEMENTS NECESSARILY INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES, WHICH MAY CAUSE ACTUAL PERFORMANCE AND FINANCIAL RESULTS IN FUTURE PERIODS TO DIFFER MATERIALLY FROM ANY PROJECTIONS OF FUTURE PERFORMANCE OR RESULT EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS.***

***ALTHOUGH FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PRESENTATION ARE BASED UPON WHAT MANAGEMENT OF THE COMPANY BELIEVES ARE REASONABLE ASSUMPTIONS, THERE CAN BE NO ASSURANCE THAT FORWARD-LOOKING STATEMENTS WILL PROVE TO BE ACCURATE, AS ACTUAL RESULTS AND FUTURE EVENTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH STATEMENTS. THE***

*COMPANY UNDERTAKES NO OBLIGATION TO UPDATE FORWARD-LOOKING STATEMENTS IF CIRCUMSTANCES OR MANAGEMENT'S ESTIMATES OR OPINIONS SHOULD CHANGE EXCEPT AS REQUIRED BY APPLICABLE SECURITIES LAWS. THE READER IS CAUTIONED NOT TO PLACE UNDUE RELIANCE ON FORWARD-LOOKING STATEMENTS.*

Confidentiality Agreement

The undersigned reader acknowledges that the information provided by _____
in this business plan is confidential; therefore, reader agrees not to disclose it without the
express written permission of _____.

It is acknowledged by reader that information to be furnished in this business plan is in all
respects confidential in nature, other than information which is in the public domain through
other means and that any disclosure or use of same by reader, may cause serious harm or
damage to _____.

Upon request, this document is to be immediately returned to _____.

_____

Signature

_____

Name (typed or printed)

_____

Date

This is a business plan. It does not imply an offering of securities.

## 1.0 Executive Summary

Broken Clock Brewing is a brewery cooperative (co-op) located at 3134 California St. NE in Minneapolis. A co-op is a business or organization that is owned and operated by the people who work there or the people who use its services. We produce and offer a variety of artisan craft beer that is driven by the demands of the community we serve. We cater to adults 21 and over living in the Minneapolis metro area with an average income of $30k and over.

The craft brewing industry has seen tremendous, steady growth over the last 10 years. Craft breweries grossed over 22.2 billion dollars in 2020. Minnesota ranks 12th in the nation for annual production per capita, and 15th in the nation for breweries per capita, which is a clear indicator that there is room for growth in the market. The cooperative brewery concept is extremely popular in Europe and other parts of the world. The United States is also trending upward in this area, with 25 Co-op breweries currently open, and several more in process.

Perhaps the best part of Broken Clock is our commitment to growth and development within the community. We are dedicated to two very important expansion projects over the next five years:

**A new production space.** Having a new production space will allow us to better serve our community and customers. Customers are seeking Lager and sour style beers and with our current space constraints we are unable to deliver on these styles of beer. We are also seeing a huge shift in trends when it comes to package size restrictions. A new production space will allow us to start producing 12 and 16 ounce cans and open us up to more accounts and customers.

**Private Event Space**. We get several requests weekly from members, businesses, and other local organizations seeking private event space. Having the ability to serve our community will not only be a bonus to that community but give us an additional stream of revenue.

## 1.1 Mission

Our Vision:

At Broken Clock Brewing, we believe that being a brewery cooperative is bigger than just brewing great beer. We aspire to make a difference by empowering people, inspiring passion, and fostering collaboration in our community. Being a cooperative means that we put the needs of the community ahead of the bottom line.

Our Mission:

To create high quality experiences and beer through collaboration and service within the community.

This vision and mission will be delivered through five core values (pillars):

1. Dignified Treatment of employees and customers
2. Environmental Sustainability
3. Social and Communal Responsibility

4. Responsible allocation of money and time
5. Access to Continuing Education€€

## 1.2 Keys to Success

1. Consistent growth through member/owner memberships (Currently averaging 5.8/mo. In 2021)
2. Positive recognition in the communities we serve (4.7/5 google rating)
3. Maintain a gross margin of 70% (Currently at 72.25%)

## 2.0 Company Summary

Broken Clock Brewing Cooperative is a brewery located in Northeast Minneapolis. The brewery is a member-owned cooperative, and currently has **1,175 owner members**. We currently operating a commercial brewery and taproom that can sell pints, growlers, and crowlers under Minnesota State law. We distribute our beer in kegs to restaurants, and crowlers to liquor stores, and provide Pints, growler fills, crowlers, snacks, and merchandise at our taproom.

Broken Clock Brewing Cooperative started in 2013, when founding members Jeremy Mathison and Jeremy Gharineh developed and refined an idea to create a business that works for people by empowering employees, promoting social and communal connection, and fostering growth and creativity. The duo discussed several business ideas before they learned about the cooperative brewery model. Seeing beer as a unifier in their own lives, the pair continued to research the cooperative model as well as an employee empowerment model called the workers assembly model. Mathison and Gharineh brought this concept to a group of ambitious supporters in 2014, and the concept has grown from a core membership of 14 individuals who incorporated the company in September of 2015 to a community of over 1,175 members and supporters. Broken Clock Brewing Cooperative is now overseen by an official board of directors and has 10 employees.

From our beginnings, Broken Clock Brewing Cooperative has made it a priority to build collaborative, service-oriented relationships with small businesses who share our values. Our intentional partnerships with organizations like Tiny Footprint Coffee, Brewing Change Collaborative, Campaign to Save the Boundary Waters have strengthened our commitment to our core values.

## 2.1 Company Ownership

Broken Clock is a Corporation with a 308(A) Cooperative distinction. This is the only structure that is allowed when running a true 100% member owned cooperative business. Every member will own one share and control one vote when it comes to voting on its board of directors. This structure limits the liability for its members.

What is a cooperative (Co-op)?

Co-ops function according to a specific set of principles and are built as an ownership model that allows more than just a limited number of individuals to benefit from the profits of the company. They exist in the capitalist structure to help communities and individuals better themselves through contribution.

The Principles:

**Principle 1:** Voluntary and Open Membership

Cooperatives are voluntary organizations, open to all persons able to use their services and willing to accept the responsibilities of membership, without gender, social, racial, political or religious discrimination.

**Principle 2:** Democratic Member Control

Cooperatives are democratic organizations controlled by their members, who actively participate in setting their policies and making decisions. Men and women serving as elected representatives are accountable to the membership. In primary cooperatives members have equal voting rights (one member, one vote) and cooperatives at other levels are also organized in a democratic manner.

**Principle 3:** Member Economic Participation

Members contribute equitably to, and democratically control, the capital of their cooperative. At least part of that capital is usually the common property of the cooperative. Members usually receive limited compensation, if any, on capital subscribed as a condition of membership. Members allocate surpluses for any or all of the following purposes: developing their cooperative, possibly by setting up reserves, part of which at least would be indivisible; benefiting members in proportion to their transactions with the cooperative; and supporting other activities approved by the membership.

**Principle 4:** Autonomy and Independence

Cooperatives are autonomous, self-help organizations controlled by their members. If they enter to agreements with other organizations, including governments, or raise capital from external sources, they do so on terms that ensure democratic control by their members and maintain their cooperative autonomy.

**Principle 5:** Education, Training and Information

Cooperatives provide education and training for their members, elected representatives, managers, and employees so they can contribute effectively to the development of their cooperatives. They inform the public - particularly young people and opinion leaders - about the nature and benefits of cooperation.

**Principle 6:** Cooperation among Cooperatives

Cooperatives serve their members most effectively and strengthen the cooperative movement by working together through local, national, regional and international structures.

**Principle 7:** Concern for Community

Cooperatives work for the sustainable development of their communities through policies approved by their members.

**Member-Ownership**

Our members are Minnesota residents, ages 21 and over.  Many of our members are highly involved in their communities and committed to our values of social and communal responsibility, environmental sustainability, and access to continuing education.  In accordance with our bylaws, our members assembly votes upon election and removal of directors, passage of advisory resolutions for consideration by the board, and approval of policies for the co-op. They are also encouraged to run for our board of directors, vote on beers we will produce, serve on Broken Clock teams, and attend and/or present at all open board meetings.

We offer four different membership levels:

**Single membership**.  $200 secures a single lifetime membership.

**Household membership**.  $300 secures a lifetime family membership for up to 2 persons living at the same address.

**Brewers membership**.  $350 secures a lifetime membership for one person to brew beer at our brewery at least once a month.

**Joint Brewers membership**. $500 secures a lifetime membership for up to 2 persons living at the same address. One of the persons will be allowed to brew beer at our brewery at least once a month.

2.2 **Expansion Summary**

Our total start-up requirements are $780.705.  $339,500 will be to purchase new equipment. The buildout cost will be $441,205. This cost includes buffers for overages and the final cost should almost certainly be lower than the projected cost.

Currently, we have $200,000 on hand to commit for this expansion. Additionally, we are receiving Landlord Improvements that include: New HVAC, 600amp electrical service, new windows, fire suppression, restrooms, skylights, concrete floor polishing, new parking lot, and exterior landscaping. Will also be doing another member raise in July.

Table: Expansion Costs

| | Craft Kettle 2 Vessel Brewhouse | | | |
|---|---|---|---|---|
| | **Equipment Item** | **Item Cost** | **Notes** | **Category Subtotal** |

| | | | | |
|---|---|---|---|---|
| **Primary Brewhouse Components** | | | | **$102,425.00** |
| | 15 BBL 2-Vessel Steam Operated | $77,025.00 | Includes all items needed for the brewhouse: Mash/Lauter Tun, Brew Kettle/Whirlpool, Brewhouse Parts | |
| | 30 BBL Hot Liquor Tank | $13,910.00 | | |
| | Hot Liquor Tank Parts/Automation | $4,800.00 | | |
| | Hot Liquor Tank Control Panel | $3,000.00 | | |
| | Cellar Transfer Package | $2,690.00 | | |
| | | | | |
| **Boiler** | | | | **$21,778.12** |
| | 20 HP Low Pressure Columbia Steam Boiler w/blowdown and condensate pump | $21,778.12 | Quote from TRAP | |
| | | | | |
| **Cellar** | | | | **$110,352.25** |
| | 15 BBL Fermenter (QTY 4) | $42,200.00 | | |
| | 30 BBL Fermenter (QTY 1) | $14,580.00 | | |
| | 15 BBL Brite Tank (QTY 1) | $9,960.00 | | |
| | 30 BBL Brite Tank (QTY 1) | $14,000.00 | | |
| | Carbonation Stones for Brite Tanks (QTY 2) | $695.00 | | |
| | Fermenter and brite parts package and cellar control parts | $7,620.25 | | |
| | 2 HP Sanitary Transfer Pump | $3,075.00 | | |
| | Keg Commander Automatic Two Head Keg Washer (34 kegs per hour) | $16,722.00 | | |
| **Grain Milling** | RMS 6x6 Grain Mill | $8,825.00 | | **$13,925.00** |
| | Flex Auger System | $2,550.00 | | |

| | | | | |
|---|---|---|---|---|
| **Chilling** | 14 HP Multistage Glycol Chiller | $23,106.00 | | **$29,500.00** |
| | | | | |
| **Installation/Training Support** | On-site Setup Supervision, Commissioning & Training | $5,950.00 | | **$5,950.00** |
| **Water Treatment** | | | 15 GPM catalytic granulated activated charcoal filter | **$2,181.91** |
| | Water Filtration Unit | $2,181.91 | | |
| | | | | |

| | |
|---|---|
| **TOTAL EQUIPMENT UPGRADE COST** | **$286,112.28** |

| | | | | |
|---|---|---|---|---|
| **Canning line** | Gossling Base | $26,769.00 | 12 CPM | **$33,341.24** |
| | Cart | $1,474.00 | | |
| | Pre/Post rinse | $888.00 | | |
| | DO buster and CO2 regulating | $1,482.00 | | |
| | Low Flow/High Flow pneumatic actuator | $2,637.00 | | |
| | Tools | $394.00 | | |
| | Package Discount | -$1,345.76 | | |
| | Shipping/crate | $1,043.00 | | |

| | |
|---|---|
| **TOTAL CANNING LINE COST** | **$33,341.24** |

| | | | |
|---|---|---|---|
| **Walk-In Cooler** | 10x20x8 w/47" pallet door | $20,047.00 | **$20,047.00** |

| | |
|---|---|
| **TOTAL COOLER COST** | **$20,047.00** |

| | |
|---|---|
| **TOTAL EQUIPMENT COSTS** | **$339,500.52** |

## Buildout Costs

| Name | Qty | Unit Cost | Total Cost |
|---|---|---|---|
| **Permits** | | | |
| Building Permit | 1 | $ 1,480.50 | $ 1,480.50 |
| Building Permit 2 | 300 | $ 8.40 | $ 2,520.00 |
| Plan Check Fee | 0.65 | $ 4,000.51 | $ 2,600.33 |
| Surcharge Fee | 0.0005 | $ 300,000.00 | $ 200.00 |
| **Permits Total** | | | **$ 6,800.83** |
| | | | |
| SAC Fee | 5 | $ 2,485.00 | **$ 12,425.00** |
| | | | |
| Insurance Requirements | 0.0095 | $ 400,000.00 | **$ 3,800.00** |
| | | | |
| Plan Prints | 1 | $ 400.00 | **$ 400.00** |
| | | | |

| | | | |
|---|---|---|---|
| Structural Engineering as needed ALLOWANCE | 0 | $ 2,500.00 | **$ .00** |
| | | | |
| Value Engineering/Consultation | 12 | $ 95.00 | **$ 1,140.00** |
| | | | |
| **General Requirements** | | | |
| Project Management & Coordination | 1 | $ 20,000.00 | $ 20,000.00 |
| Waste Management & Disposal: Dumpsters | 4 | $ 450.00 | $ 1,800.00 |
| Final Cleaning for MDA Inspection ALLOWANCE | 1 | $ 2,500.00 | $ 2,500.00 |
| Scissor Lift(s) | 3 | $ 600.00 | $ 1,800.00 |
| **General Requirements Total** | | | **$ 28,425.00** |
| | | | |
| **Metals** | | | |
| Misc. deco Metal Allowance | 1 | $ 1,500 | $ 1,500.00 |
| Misc NSF Stainless Steel ALLOWANCE | 1 | $ 3,500.00 | $ 3,500.00 |

| | | | |
|---|---|---|---|
| Stainless Steel Coved Base installed ALLOWANCE | 23 | $ 60.00 | $ 1,380.00 |
| **Metals Total** | | | **$ 6,380.00** |
| | | | |
| **Wood, Plastics, Comp** | | | |
| Framing and drywall for project | 1 | $ 22,500.00 | $ 22,500.00 |
| Misc Carpentry  ALLOWANCE | 1 | $ 1,500.00 | $ 1,500.00 |
| Trim Carpentry Labor Allowence | 16 | $ 65.00 | $ 1,040.00 |
| Trim Carpentry Materials Allowence | 1 | $ 2500.00 | $ 2,500.00 |
| **Wood, Plastics, Comp Total** | | | **$ 27,500.00** |
| | | | |
| **Thermal Protection** | | | |
| Roofing for RTU curb, chiller curb, and 3 penetrations ALLOWANCE | 3 | $ 525.00 | **$ 525.00** |
| | | | |
| **Finishes** | | | |

| | | | |
|---|---|---|---|
| Urethane flooring at bar production area Allowence | 620 | $ 20.00 | $ 12,400.00 |
| FRP up 10' at production area ALLOWANCE | 56 | $ 200.00 | $ 11,200.00 |
| FRP at Bar | 10 | $ 200.00 | $ 200.00 |
| **Finishes Total** | | | **$ 25,600.00** |
| | | | |
| **Equipment** | | | |
| Rigging to unload and upright brewing equipment ALLOWANCE 1 $2,750.00 $2,750.00 | 1 | $ 2,750.00 | $ 2,750.00 |
| Final placement and leveling of tanks (process piping installation by others) | 12 | $ 95.00 | $ 1,140.00 |
| Rigging for chiller and boiler | 1 | $ 1,250.00 | $ 1,250.00 |
| Forklift(s) for equipment unloading ALLOWANCE | 1 | $ 950.00 | $ 950.00 |
| Install boiler, chiller, glycol piping, steam piping, and all connections to brewing equipment allowance | 1 | $ 90,000.00 | $ 90,000.00 |
| Remote Refrigeration for owner-provided walk-in cooler ALLOWANCE | 1 | $ 6,500.00 | $ 6,500.00 |

| | | | |
|---|---|---|---|
| **Equipment Total** | | | **$ 102,210.00** |
| | | | |
| **Fire Suppression** | | | |
| Modification of existing sprinkler system to accommodate new walk in cooler and layout ALLOWANCE | 1 | $ 4,500.00 | **$ 4,500.00** |
| | | | |
| **Plumbing** | | | |
| Plumbing subcontract | 1 | $ 62,990.00 | **$ 62,990.00** |
| | | | |
| **HVAC** | | | |
| Install new 10ton RTU with exposed spiral ducting ALLOWANCE | 0 | $ 35,000.00 | $ .00 |
| | | | |
| **Electrical** | | | |
| Electrical subcontract ALLOWANCE | 1 | $ 67,400.00 | $ 67,400.00 |
| Controls allowance | 1 | $ 3,500.00 | $ 3,500.00 |

| | | | |
|---|---|---|---|
| **Electrical Total** | | | $ 70,900.00 |
| | | | |
| **Company Overhead & Margin** | | | |
| Company Overhead Percentage | 3.50% | $ 3,406.29 | $ 15,867.26 |
| Company's Profit Margin | 3.50% | $ 3,406.29 | $ 15,867.26 |
| Contingency Reserve | 10% | $ 3,406.29 | $ 45,335.04 |
| **Company Overhead & Margin Total** | | | $ 77,069.57 |
| | | | |
| **Total Buildout Cost** | | | $ 441,205.39 |

3.0 Products and Services

Broken Clock Brewing offers several different products and services including:
Products
- Off-sale growlers and crowlers
- Wholesale Keg and crowler sales to restaurants and liquor stores
- Retail merchandise and pre-packaged food

The successful production space expansion will enable the sale of wholesale 12oz and 16oz cans to several restaurants and liquor stores that currently cannot purchase our products due to our packaging constraints. This expansion also allows us to brew Lagers, Sours, and expand our Barrel Aging program and deliver to our customers two of the most requested styles of beer. We will also be adding private rental space, giving us an additional revenue stream that we currently do not have.

4.0 Market Analysis Summary

Minnesota's craft beer market had a $2.2 billion-dollar impact on the craft beer market in 2020, making it the 12th highest in the nation.  The number of micro-breweries in Minnesota has grown 107% in the last 5 years (105 to 217) yielding the 12th most craft beer in the United States (547,818 barrels).

**Market Feasibility**

The Brewers Association did and extensive feasibility study, and concluded the following about where a brewery should be located:

- 150,000 people within a 15-mile radius
- Average income of $30k
- 50% of target age group
- Per capita consumption should be in the top 1/3
- 5+ successful restaurants in the area
- 3+ successful bars in the area
- 1-3 tap rooms in the area
- 0-3 brewpubs in the area
- Foot traffic should be moderate to heavy
- Commerce is a must
- Parking should be ample for P.M. business
- Expansion potential is desirable
- Aesthetics are moderately important
- Access must be uncomplicated
- Neighborhood support is important

Location specific:

- Downtown: Important
- Office buildings: Important during lunch
- Sporting facility: Asset
- College: Post-grads = Asset
- Tourist attraction: Asset

4.1 Target Market Segment Strategy

Northeast Minneapolis, also known as the "Arts District", provides the perfect market for Broken Clock Brewing. The average income in the area is $66k and the average age is 35.6 making it obvious why the brewing industry thrives in this area. The Northeast Arts District is also ideal for the cooperative model. We partner with several local artists and other small individually owned business to deliver our products and services to market. This segment of the population is extremely receptive to our values and cooperative model because they have a direct connection with them and their community.

Restaurants and bars are also very receptive to our cooperative model because it allows us to deliver a much more competitive product to the market. This is because we are beholden to the people who consume our product and not a small group of decision makers. We eliminate a lot of the uncertainty that goes into bringing in new products because our collective group of members have voted on the beers they enjoy and want to see on tap.

4.2 Service Business Analysis

Broken Clock Brewing Cooperative falls into the microbrewery category.  A microbrewery is a brewery that produces less than 15,000 barrels (17,600 hectoliters) of beer per year with 75 percent or more of its beer sold off-site. Microbreweries sell to the public by one or more of the following methods: the traditional three-tier system (brewer to wholesaler to retailer to consumer); the two-tier system (brewer acting as wholesaler to retailer to consumer); and, directly to the consumer through carry-outs and/or on-site taproom or restaurant sales. Broken Clock will be a combination of three concepts;

1.  Microbrewery, manufacturing and selling our beer on and off premise.

2.  Educational epicenter for all things beer related

3.  A Community outreach vehicle allowing member-owners and the community the opportunity to have a voice with a business they influence.

4.3 Competition and Buying Patterns

With any industry that grows, so does the competition. Northeast Minneapolis has the largest concentration of microbreweries and taprooms in the area. A large reason for this is because of the popularity of community-oriented activities in this area. With the demographic and psychographic breakdown of the Northeast area, breweries, local coffee shops, small restaurants and art studios are very popular, and contribute to the thriving community.

The Northeast Minneapolis neighborhood also has another brewing Co-op, Fair State Brewing Cooperative.

5.0 Web Plan Summary

Broken Clock' s website plays a very important role during these early stages.  It's the virtual business card and portfolio for the company, as well as an online "home."  It's an informative site that explains the business model, specifically the cooperative philosophy and the member-owner benefits.  We've intentionally edited our site to reduce "wordiness" so that we don't lose readers.  The site helps with fundraising, guests are able to see what's on tap, events happening, and prospective members can purchase memberships directly on the site.

5.1 Website Marketing Strategy

Not relying on selling products on-line means that we don't need to spend money on banner ads and other costly advertising campaigns.  Instead, we will focus on more locally driven advertising through keyword searches and third party review sites such as Google and Untappd.  We want our site to be viewed by those looking for specific experiences within their traveling radius such as "breweries in Minneapolis."  Social media does a great job with location specific targeted marketing, which is why we will utilize several of the services these platforms offer.

6.0 Strategy and Implementation Summary

Broken Clock Brewing is a brewing cooperative, and most people are unfamiliar with the cooperative model, so it's vital that we educate the masses about what that really means to them as the consumer. Direct, face-to-face community, and social media-based implementation is vital. We need to spend time building relationships with those in the local community through partnerships, local trade shows, and community events.

6.1 SWOT Analysis

The SWOT analysis provides an opportunity to examine the internal strengths and weaknesses Broken Clock must address. It also allows us to examine the opportunities presented to us as well as potential threats.

# 6.1.1 Strengths

- Our cooperative based business model allows for the community to have a distinct reason to support the business because they're part of it.
- Multiple artisan brewers available allow for unique flavors and styles, and maximum appeal to every palate.
- A board of directors with a diverse experience base is leading the business.
- Taproom sales and wholesale gives us multiple streams of income.
- The craft brewing industry grew over 100% in the last 5 years and is still growing.
- Profit margins (usually over 85%) are extremely favorable in the brewing industry.
- Being able to still brew while building out allows us to not have to lose any production time.
- Our location is established for consumers of craft beer.


6.1.2 Weaknesses

- The target space of the taproom is not on a major thoroughfare or street.
- We will be renting the location, therefore, locked into a lease.
- Our location can be hard to find.
- Operating as a co-op does keep payroll costs higher.

6.1.3 Opportunities

- Using local brewers through our brewer membership is a concept that is currently not being used in Minnesota.
- There is a growing popularity and need for more cooperative businesses.
- Our community connections will allow us to maximize opportunities in the community.
- Expanding from our existing space to adjacent space allows for quicker expansion and lower rent/square foot than average.

6.1.4 Threats

- U.S. and Minnesota state liquor laws are ever changing and always pose a potential threat.
- Brick and mortar locations can put a business at risk when it comes to construction projects and urban development.
- The Craft brewing industry is showing great growth and will provide more competition in the market.
- Securing funding as a cooperative business is always a challenge.

6.2 Competitive Edge

Broken Clock Brewing Cooperative's competitive advantage is derived from many factors. The following differentiate us from our competitors.

**Cooperative based business.** Being a brewery Co-op gives us a very distinct advantage because we will have a built-in customer base. The local community benefits because they are directly involved in the success of our business as we are dedicated to supporting the community with an amazing offer. Member-owners will also be invited to take part in exclusive events only offered by Broken Clock.

**Artisan brewers.** People love variety. Showcasing multiple brewers allows for added styles and provides a better product. People quickly form an allegiance and loyalty to certain breweries because they enjoy the style that their beer delivers. We give members and non-members the unique ability to enjoy a variety of member-driven beers.

**Employee-Owned Labor and Production.** The primary value of placing the ownership of labor and production back into the hands of the worker is that it promotes equity, solidarity, diversity, and empowerment. Workers are encouraged to invest in the process of democratically self-managing the workload. Each employee is given equal say in the amount and type of work that they participate in. Every employee is assigned a team based on passions and skills. Each team can exercise autonomy in decision-making for team-specific operations. This enlists loyalty and pride of ownership within the workforce.

6.3 Marketing Strategy

Our company will need to appeal and market to three distinct groups:

- Community members 21 and older with an average income of 30k per year living within a 15-mile radius of Minneapolis.

- Restaurants and bars serving local beer.

- Beer enthusiasts and home brewers.

**Community members.** As a cooperative business, a lot of our business is retained from word of mouth. Besides word of mouth, we will need to use social media and influential community leaders to help via press releases. Local beer events will open the door and give us a direct connection to people in the local community and allow for us to directly speak to potential member-owners.

**Restaurants and Bars.** This group mostly cares about what sells in the bar. We are uniquely positioned to take advantage of this, because it's the consumer that drives our beer. Hard statistics that show their consumers have chosen the beer encourages the restaurant owner to purchase more because it's what the consumer wants. The best way to deliver this is through door-to-door direct sales and connecting with the business owner.

**Beer enthusiasts and home brewers.** Beer enthusiasts can be found where the beer is. They aren't looking for elaborate marketing campaigns, they're looking to talk about their love and knowledge of beer. That's why building relationships with local home brew supply stores and home-brew clubs is key. Craft beer retailers will also be a great source of word-of-mouth connection. When marketing to this group, the most important element is to be more personable and listen versus being overly informative on the offering.

## 6.4 Sales Strategy

Our focus is to take a community first sales approach. We don't want to "sell" a product or service; we are selling people on the fact that they are part of a cooperative and their contribution is staying in the communities where they live. Many our patrons will also be member-owners, so they will truly be contributing to something that belongs to them. Education is vital to selling this business to the consumer.

Sales will be focused on driving business to the Taproom and maintaining brand presence by maintain relationships with existing wholesale accounts

## 6.4.1 Sales Forecast

### Retail Beer Sales

For retail beer sales we kept the 2021 pace (including discounts) and added a 2% increase post covid. On top of that, we now can produce the top 3 most requested products, Lagers, Sours, and Seltzers.

### Membership Sales

To calculate this number, we kept the same pace as 2021. We believe this number should grow as we continue to pull away from the COVID-19 threat. Current rate is 5.9 per month at an average price of $193.90.

### Merchandise/NA Beverages/Food/Video Game Revenue

We kept this number at the same pace as 2021.

### Wholesale sales

To get this number, we took our 2019 numbers (Pre-COVID) and added 300 cases of 12 and 16oz cans per month. We believe we should be able to obtain this number based on our industry peers' sales numbers that range from 120-200/cases/mo per sales representative. We have 3 sales representatives.

## Friendsgiving

This is our annual fundraiser. In 2020 we raised $7,160(on-line only) in donations and in 2019 we raised $12,136.88 in donations.

## Igloo Rental

For this number we kept things at the same rate as the last 12 months.

## Event Space Rental

Private space rental will be a new opportunity for us. For this we calculated $3,000/mo.

Table: Sales Forecast

| | 2022 | 2023 | 2024 | 3 year total | Assumptions |
|---|---|---|---|---|---|
| **Revenue** | | | | | |
| **Pints/Flights** | $358,594.57 | $394,454.03 | $433,899.43 | **$1,186,948** | 2022 including discounts and 2% increase post covid, and now we can produce the top 3 most requested products. Lagers, Sours, and Seltzers |
| **Wholesale** | $264,690.00 | $291,159.00 | $320,274.90 | **$876,124** | |
| **Memberships** | $20,643.50 | $22,707.85 | $24,978.64 | **$68,330** | |
| **Merchandise** | $35,575.87 | $39,133.46 | $43,046.80 | **$117,756** | |
| **Special Bombers** | $9,000.00 | $9,900.00 | $10,890.00 | **$29,790** | |
| **N/A Beverages** | $7,282.48 | $8,010.73 | $8,811.80 | **$24,105** | |
| **Crowler/Growler** | $72,881.64 | $80,169.80 | $88,186.78 | **$241,238** | |
| **Event Space** | $15,000.00 | $16,500.00 | $18,150.00 | **$49,650** | |
| **Food** | $17,560.95 | $19,317.05 | $21,248.75 | **$58,127** | |
| **Other (Friendsgiving)** | $50,000.00 | $55,000.00 | $60,500.00 | **$165,500** | |
| **Other (Pull Tabs)** | $3,625.00 | $3,987.50 | $4,386.25 | **$11,999** | |
| **Igloo Rental** | **$27,205.20** | $29,925.72 | $32,918.29 | **$90,049** | |
| **Video Game** | $1,143.01 | $1,257.31 | $1,383.04 | **$3,783** | |
| | | | | | |
| **Total Revenue** | **$883,202.22** | **$971,522.44** | **$1,068,674.69** | **$2,923,399.35** | |

7.0 Management Summary

**Staff:**

Jeremy Mathison – Operations Manager

Head Brewer – William Hubbard

Sales Manager – Tom Peets

Taproom Manager – Kian Dziak

Events/Marketing Coordinator – Samantha Colenso

Assistant Brewer/Packaging – Tate Levendusky

Taproom Staff – Seamus Kennedy, Vicki Epper, Darren Loude,

Sales Representatives – Megan Moroff, Blair Demko

**Board Members:**

Broken Clock Brewing Cooperative is overseen by a board of directors.  Currently, all of our directors also serve as member volunteers. Our board of directors is made up of 15 individuals with unique skill sets including business creation and ownership, attorneys, health care, consulting, public safety, risk management, and other various fields. One common thread that connects our board members is their desire for connection and community.

**BOARD MEMBERS**

| |
|---|
| Mitch Nemmers |
| Jeremiah Passe |
| Wayne Maki |
| Jeff Wood |
| David Sroka |
| Tom Wimler |
| Nicole Kor |
| Nic Puechner |
| Vicki Epper |

| Samantha Farrell |
| Marcellin Kopandru |
| Jeff Traeger |
| Nick Beattie |
| Elizabeth Balcer |

8.0 Projected Profit and Loss

The following is the forecasted three-year P&L for broken Clock.

| | 2022 | 2023 | 2024 | 3 year total |
|---|---|---|---|---|
| **Revenue** | | | | |
| **Pints/Flights** | $358,594.57 | $394,454.03 | $433,899.43 | **$1,186,948** |
| **Wholesale** | $264,690.00 | $291,159.00 | $320,274.90 | **$876,124** |
| **Memberships** | $20,643.50 | $22,707.85 | $24,978.64 | **$68,330** |
| **Merchandise** | $35,575.87 | $39,133.46 | $43,046.80 | **$117,756** |
| **Special Bombers** | $9,000.00 | $9,900.00 | $10,890.00 | **$29,790** |
| **N/A Beverages** | $7,282.48 | $8,010.73 | $8,811.80 | **$24,105** |
| **Crowler/Growler** | $72,881.64 | $80,169.80 | $88,186.78 | **$241,238** |
| **Event Space** | $15,000.00 | $16,500.00 | $18,150.00 | **$49,650** |
| **Food** | $17,560.95 | $19,317.05 | $21,248.75 | **$58,127** |
| **Other (Friendsgiving)** | $50,000.00 | $55,000.00 | $60,500.00 | **$165,500** |
| **Other (Pull Tabs)** | $3,625.00 | $3,987.50 | $4,386.25 | **$11,999** |
| **Igloo Rental** | **$27,205.20** | $29,925.72 | $32,918.29 | **$90,049** |
| **Video Game** | $1,143.01 | $1,257.31 | $1,383.04 | **$3,783** |
| | | | | |
| **Total Revenue** | **$883,202.22** | **$971,522.44** | **$1,068,674.69** | **$2,923,399.35** |
| **Cost of Goods Sold** | **$105,984.27** | **$116,582.69** | **$128,240.96** | **$350,807.92** |
| **Brewing Ingredients** | **$113,226.52** | **$124,549.18** | **$137,004.09** | **$374,779.80** |
| | | | | |
| | | | | |
| **Total Cost of Goods Sold** | **$219,210.79** | **$241,131.87** | **$265,245.06** | **$725,588** |
| **Gross Margin** | **$663,991.43** | **$730,390.57** | **$803,429.63** | **$2,197,812** |
| | | | | **$0** |

| | | | | |
|---|---|---|---|---|
| **Merchant Fees** | $21,050.02 | $23,155.03 | $25,470.53 | **$69,676** |
| **Advertising** | $13,248.03 | $14,572.84 | $16,030.12 | **$43,851** |
| **Bad Debts** | | | | |
| **Bank Service Fees** | $24.00 | $24.00 | $24.00 | **$72** |
| **Brewing Supplies** | $6,622.68 | $6,622.68 | $6,622.68 | **$19,868** |
| **Licenses/Permits** | $3,949.92 | $3,949.92 | $3,949.92 | **$11,850** |
| **Over/Short** | -$912.48 | -$912.48 | -$912.48 | **-$2,737** |
| **Charity** | $0.00 | $0.00 | $0.00 | **$0** |
| **Phone/Internet expense** | $1,068.00 | $1,068.00 | $1,068.00 | **$3,204.00** |
| **Continuing Education** | $1,200.00 | $1,200.00 | $1,200.00 | **$3,600.00** |
| **Contract Labor** | $4,455.24 | $4,544.34 | $4,635.23 | **$13,635** |
| **Dues/Subscriptions** | **$6,880.20** | **$6,880.20** | **$6,880.20** | **$20,641** |
| **Rent or Lease -- Vehicles, Machinery, Equipment** | $11,524.20 | $11,524.20 | $11,524.20 | **$34,573** |
| **Insurance (other than health)** | $8,457.24 | $8,457.24 | $8,457.24 | **$25,372** |
| **Interest Expense (Included below)** | $0.00 | $0.00 | $0.00 | **$0** |
| **Janitorial** | **$4,804.53** | **$4,804.53** | **$4,804.53** | **$14,414** |
| **Leasehold Improvements** | $0.00 | $0.00 | $0.00 | **$0** |
| **Meals/Entertainment** | $504.00 | $504.00 | $504.00 | **$1,512** |
| **Office Expense** | $1,099.32 | $1,099.32 | $1,099.32 | **$3,298** |
| **Operating Expenses** | **$674.40** | $687.89 | $701.65 | $2,063.93 |
| **Outside Services** | **$3,672.48** | **$3,672.48** | **$3,672.48** | **$11,017** |
| **Payroll** | $336,200.00 | $346,286.00 | $356,674.58 | **$1,039,161** |
| **Postage** | $224.04 | $224.04 | $224.04 | $672.12 |
| **Reimbursements** | $2,900.00 | $2,900.00 | $2,900.00 | **$8,700** |
| **Rent or Lease -- Other Business Property** | $79,950.65 | $123,596.95 | $137,411.78 | **$340,959** |
| **CAM+ Fees** | $26,633.85 | $26,633.85 | $26,633.85 | **$79,901.55** |
| **Repairs/Maintenance** | $6,000.00 | $6,000.00 | $6,000.00 | **$18,000.00** |
| **Distribution/Delivery expense** | $4,950.00 | $4,950.00 | $4,950.00 | **$14,850.00** |
| **Utilities** | $13,135.96 | $13,135.96 | $13,135.96 | **$39,407.88** |
| **Interest Income** | | | | |
| | | | | |
| **Total Operating Expenses** | **$558,316.29** | **$615,580.99** | **$643,661.83** | **$1,817,559.10** |
| **Income (Before Other Expenses)** | **$105,675.14** | **$114,809.59** | **$159,767.80** | **$380,252.53** |

|  |  |  |  |  |
|---|---|---|---|---|
|  |  |  |  |  |
|  |  |  |  |  |
|  |  |  |  |  |
| **Interest (included below)** |  |  |  |  |
| **Original Commercial Loan** | $12,174.68 | $0.00 | $0.00 | **$12,174.68** |
| **2019 Friendsgiving Loan** | $3,415.93 | $0.00 | $0.00 | **$3,415.93** |
| **2% Minneapolis Loan** | $1,919.33 | $0.00 | $0.00 | **$1,919.33** |
| **Co-signers payment** | $875.00 | $0.00 | $0.00 | **$875.00** |
| **MNVest Fund** | **$0.00** | $0.00 | $0.00 | **$0.00** |
| **Jeremy Loan (10K)** | **$0.00** | $0.00 | $0.00 | **$0.00** |
| **Taproom Loan** | **$6,033.58** | $0.00 | $0.00 | **$6,033.58** |
| **EIDL** | $1,002.00 | $12,024.00 | $12,024.00 | **$25,050.00** |
| **Shared Capital Loan** | $35,610.00 | $85,464.00 | $85,464.00 | **$206,538.00** |
|  |  |  |  |  |
| **Income (Before Other Expenses)** | $105,675.14 | $114,809.59 | $159,767.80 | $380,252.53 |
| **Total Other Expenses** | $61,030.52 | $97,488.00 | $97,488.00 | $256,006.52 |
|  |  |  |  |  |
| **Net Profit/Loss** | $44,644.62 | $17,321.59 | $62,279.80 | $124,246.01 |

# RISK FACTORS

**A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.**

**In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.**

**The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.**

**These securities are offered under an exemption from registration; however, the U.S. Securities and Ex- change Commission has not made an independent determination that these securities are exempt from registration.**

8. Discuss the material factors that make an investment in the issuer speculative or risky:

# RISK FACTORS

*AN INVESTMENT IN THE SECURITIES OFFERED HEREBY IS SPECULATIVE IN NATURE, INVOLVES A HIGH DEGREE OF RISK AND SHOULD NOT BE MADE BY ANY INVESTOR WHO CANNOT AFFORD THE LOSS OF HIS ENTIRE INVESTMENT. EACH PROSPECTIVE PURCHASER SHOULD CAREFULLY CONSIDER THE FOLLOWING RISKS AND SPECULATIVE FACTORS ASSOCIATED WITH THIS OFFERING, AS WELL AS OTHERS DESCRIBED ELSEWHERE IN THE AGREEMENT, BEFORE MAKING ANY INVESTMENT. THE AGREEMENT CONTAINS CERTAIN STATEMENTS RELATING TO FUTURE EVENTS OR THE FUTURE FINANCIAL PERFORMANCE OF OUR COMPANY. PROSPECTIVE INVESTORS ARE CAUTIONED THAT SUCH STATEMENTS ARE ONLY PREDICTIONS, INVOLVE RISKS AND UNCERTAINTIES, AND THAT ACTUAL EVENTS OR RESULTS MAY DIFFER MATERIALLY. IN EVALUATING SUCH STATEMENTS, PROSPECTIVE INVESTORS SHOULD SPECIFICALLY CONSIDER THE VARIOUS FACTORS IDENTIFIED IN THE AGREEMENT, INCLUDING THE MATTERS SET FORTH BELOW, WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE INDICATED BY SUCH FORWARD-LOOKING STATEMENTS.*

## Risks Related to the Company's Business and Financial Condition

Broken Clock Brewing Cooperative was organized on September 8, 2015. Our business model is evolving and is distinct from other companies in our industry and it may not be successful. As a result of these factors, the future revenue and income potential of our business is uncertain. Any evaluation of our business and prospects must be considered in light of these factors and the risks and uncertainties often encountered by companies in the early stage of development. Some of these risks and uncertainties relate to our ability to:

- raise adequate financing
- respond effectively to competition, and
- attract and retain qualified employees

There can be no assurance that the Company will ever generate sufficient revenues to achieve or sustain profitability or generate positive cash flow. There can be no assurance that the Company will be successful in implementing its business plan.

*Competition*

Competition may adversely affect our operations and financial results: The craft brewing industry in Minnesota has experienced significant growth in recent years which has resulted in increased competition amongst consumers. We will compete on the basis of location, atmosphere, product quality, social aspects of the guest experience, guest service and price. We will compete with other locally owned craft breweries. Some of our competitors are well established and have substantially greater financial, marketing and other resources than we do. If we are unable to effectively compete, our operations and financial results will be adversely affected.

## Consumer Trends

Changes in consumer trends could negatively impact our results: We are dependent upon consumer trends with respect to tastes, alcohol consumption and discretionary spending priorities, all of which can shift rapidly. Any adverse change in consumer preferences, tastes or purchasing habits, or our inability to anticipate and effectively respond to such change, could adversely affect our business and financial results.

## Demographics

Adverse changes in demographic or economic conditions or an adverse regulatory climate in the Twin Cities metropolitan area could have a material adverse effect on our business.

Increases in the cost of raw materials could materially adversely affect our financial results: The type, variety, quality and price of our products will be subject to factors beyond our control, including weather, transportation costs, government regulation and seasonality, each of which may affect our materials costs or cause a disruption in supply. If we fail to anticipate and react to increases in materials costs by adjusting purchasing practices and prices, our cost of sales could increase and our financial results could be adversely affected.

## Labor Costs

Increases in labor costs could adversely affect our financial results: Our success depends in part on our ability to attract, motivate and retain a sufficient number of qualified employees. Competition for qualified employees could require us to pay higher wages and benefits, which would result in higher labor costs. We may be unable to increase our prices in order to pass these increased labor costs on to our guests, in which case our profitability would be reduced.

## Regulatory Climate

We are subject to extensive government regulation: We are subject to extensive government regulation at the federal, state and local levels. These include, but are not limited to, regulations relating to the sale of alcoholic beverages and employee, health, sanitation, and safety matters. We will be required to obtain and maintain a variety of licenses, permits and approvals. Difficulty or failure in obtaining them could result in delaying or canceling the opening of the Distillery.

### Key Personnel

The Company is highly dependent on its key management. The loss of any of these individuals could have a material adverse effect on the Company. The Company does not presently maintain key person life insurance on any of these individuals.

## Risks Associated with the Company's Business

Our results of operations may be negatively impacted by the coronavirus outbreak.

In December 2019, the 2019 novel coronavirus surfaced in Wuhan, China. The World Health Organization declared a global emergency on January 30, 2020, with respect to the outbreak and several countries, including the United States, Japan and Australia have initiated travel restrictions to and from China. The impacts of the outbreak are unknown and rapidly evolving.

**The Company's business has been impacted by government actions to mitigate the novel** coronavirus. To date the outbreak has not had a material adverse impact on our operations, and the Company will be focusing its franchise sales within states whose coronavirus mitigation efforts have been less restrictive. However, the future impact of the outbreak is highly uncertain and cannot be predicted and there is no assurance that the outbreak will not have a material adverse impact on the future results of the Company. The extent of the impact, if any, will depend on future developments, including actions taken to contain the coronavirus.

**Risks Associated with this Offering and the Company's Membership Interests**

***This Offering is being made in reliance on an exemption from registration requirements and there is no guarantee the Offering will comply with the requirements for such exemption.***

This Offering will not be registered with the Securities and Exchange Commission ("SEC") under the Securities Act or with the securities agency of any state. The securities are being offered in reliance on an exemption from the registration provisions of the Securities Act and state securities laws applicable to offers and sales to investors meeting the investor suitability requirements set forth herein. If this Offering should fail to comply with the requirements of such exemption, investors may have the right to rescind their investment. This might also occur under applicable state securities or "blue sky" laws and regulations in states where the securities will be offered without registration or qualification pursuant to a private offering or other exemption.

***The Offering has not been reviewed by Securities Agencies.***

The sale of the securities offered hereby has not been approved or disapproved by the SEC or any state regulatory agencies, and no regulatory body has passed upon or endorsed the accuracy, adequacy, or completeness of this document. Accordingly, prospective investors must rely on their own examination of the document, including, without limitation, the merits of, and risks involved in, acquiring the securities.

***There are significant restrictions on the transferability of the securities.***

The securities to be issued upon conversion of the Notes will be restricted securities under the Securities Act and cannot be resold or otherwise transferred unless they are registered under the Securities Act and any applicable state securities laws or are transferred in a transaction exempt from such registration.

**In addition, the Company's Member Control Agreement contains restrictions on transfer of the Company's membership interests.**

**Consequently, each investor's ability to control the timing of the liquidation of his or her** investment in the Company may be restricted. Investors should be prepared to hold their securities for an indefinite period of time.

*There is no market, and there may never be a market, for the Company's Membership Interests, which may make it difficult for you to sell your Membership Interests Upon Conversion of the Notes.*

The Company is a private company and there is no trading market for any of the **Company's** securities. Accordingly, there can be no assurance as to the liquidity of any markets that may **develop for the Company's** membership interests, the ability of holders of its membership interests to sell the same, or the prices at which holders may be able to sell such membership interests.

*We cannot provide assurance regarding distributions.*

The Company Agreement calls for distributions to members after a waiting period. Annual Net Income shall be distributed pro rata to Membership interest, but the existence of Annual Net Income sufficient to make such distributions cannot be guaranteed.

*The Company's managers may be subject to indemnification by the Company in connection with this Offering.*

**The Company's** Member Control Agreement provides **for the indemnification of the Company's** managers, and, to the extent permitted by such law, eliminate or limit the personal liability of managers to the Company and its members of monetary damages for certain breaches of fiduciary duty. Such indemnification may be available for liabilities arising in connection with this Offering. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to governors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

**Risks Related to Tax Issues**

EACH PROSPECTIVE MEMBER SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISOR CONCERNING THE IMPACT THAT HIS, HER OR ITS PARTICIPATION IN THE COMPANY MAY HAVE ON HIS, HER OR ITS FEDERAL INCOME TAX LIABILITY AND THE APPLICATION OF STATE AND LOCAL INCOME AND OTHER TAX LAWS TO HIS, HER OR ITS PARTICIPATION IN THE OFFERING.

***The IRS may classify your investment as a passive activity, resulting in your inability to deduct losses associated with your investment.***

If you are not involved in our operations on a regular, continuing and substantial basis, it is likely that the IRS will classify your interest in the Company as a passive activity. The **passive activity rules could restrict an investor's ability to currently deduct any of the Company's losses that are passed through to such investor.**

*Income allocations assigned to an investor's Units may result in taxable income in excess of cash distributions, which means you may have to pay income tax on your investment with personal funds.*

Investors will pay tax on their allocated shares of our taxable income. An investor may receive allocations of taxable income that result in a tax liability that is in excess of any cash distributions the Company may make to the investor. Accordingly, investors may be required to pay some or all of the income tax on their al**located shares of the Company's** taxable income with personal funds.

***An IRS audit could result in adjustment to the Company's allocations of income, gain, loss and deduction causing additional tax liability to the Company's Members.***

The IRS may audit the **Company's income tax returns and may challenge positions taken** for tax purposes and allocations of income, gain, loss and deduction to investors. If the IRS were successful in its challenge, an investor may have additional tax liabilities.

**IN ADDITION TO THE ABOVE RISKS, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY MANAGEMENT. IN REVIEWING THIS AGREEMENT, POTENTIAL INVESTORS SHOULD KEEP IN MIND OTHER POSSIBLE RISKS THAT COULD BE IMPORTANT.**

9. What is the purpose of this offering?
To raise capital to purchase furniture and fixtures for the Company's new taproom.

10. How does the issuer intend to use the proceeds of this offering?

# THE OFFERING

## Use of Offering Proceeds

|  | If Minimum Offering Amount Sold | | If Maximum Offering Amount Sold | |
|---|---|---|---|---|
| Total Proceeds | $ | 50,000 | $ | 249,999 |
| Net Proceeds of Offering | $ | 50,000 | $ | 249,999 |
| Equipment | | 20,000 | | 20,000 |
| Buildout costs/fixtures and finishes | | 30,000 | | 229,999 |
| Total Use of Net Proceeds of Offering | $ | 50,000 | $ | 249,999 |

11. How will the issuer complete the transaction and deliver securities to the investors?
Signed Subscription Agreements will be collected through the funding portal.

12. How can an investor cancel an investment commitment?

**NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.**

**The intermediary will notify investors when the target offering amount has been met.**

**If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).**

**If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.**

**If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.**

# OWNERSHIP AND CAPITAL STRUCTURE

## The Offering

13. Describe the terms of the securities being offered.

# Broken Clock Brewing Cooperative
## CONFIDENTIAL TERM SHEET

The following is a summary of the basic terms and conditions of a proposed offering of Convertible Promissory Notes for $249,999.00 by Broken Clock Brewing Cooperative, a Minnesota cooperative (the "Company "), to certain qualified investors.

THIS TERM SHEET IS FOR DISCUSSION PURPOSES ONLY AND IS NOT BINDING ON THE COMPANY OR THE PROSPEC- TIVE INVESTORS. NEITHER THE COMPANY NOR ANY PROSPECTIVE INVESTORS SHALL BE OBLIGATED TO CONSUMMATE AN INVESTMENT UNTIL APPROPRIATE DOCUMENTATION HAS BEEN PROVIDED TO PROSPECTIVE INVESTORS.

| | |
|---|---|
| Securities Offered: | Up to $249,999.00 of Convertible Promissory Notes (the "Notes") |
| Offering Price: | At least $50.00 per Note |
| Minimum Investment: | $50.00 |
| Minimum Offering: | $50,000.00 |
| Capital Structure: | The Company has a single class of membership interest. A 100% membership interest was previously issued to the Company's founder (the "Founder") in consideration for his contribution to the Company. Up to $100,000.00 of Convertible Promissory Notes will be sold pursuant to this offering. The Company's Operating Agreement sets forth the rights of members. Upon maturity, the Notes will be converted into units of the Company's membership interests. |
| Special Perks: | The Notes shall provide for a seven (7) year maturity date and an interest rate of seven percent (7%), paid quarterly. Upon the Maturity Date of the Notes, the Company shall have the option to convert the outstanding principal balance and accrued interest thereon into Units of the Company's membership interests, with the number of Units to be issued upon |

conversion determined as of the Maturity Date and determined by a qualified business valuation expert.

| | |
|---|---|
| Corporate Governance: | As a cooperative association, also known as a "co-op", and is incorporated in Minnesota under the Minnesota Cooperative Associations Act (since 2003). A co-op is a business that produces or distributes goods or services, owned and operated by its owners, for their mutual benefit. |
| | The Company is managed by its Board of Directors. For more information, please see the GOVERNANCE section, infra, and the Company's Bylaws, a copy of which are attached hereto. |

Convertible Promissory Notes:

| | |
|---|---|
| *Ownership Interest* | The percentage ownership in the Company represented by the Membership Interests to be issued upon the Company's conversion of the Notes shall be determined by an independent business valuation expert selected by the Company. Each Member's pro rata percentage of Units, and therefore dividends, when and if authorized by the Manager, will be calculated by dividing total Units owned by such Member by the total Units outstanding. |
| *Voting Interest* | Until such time at the Notes are converted into Membership Interests, the investors of the Company shall have no authority to vote on any matters. |

| | |
|---|---|
| Restrictions on Transfer: | We will be offering the Convertible Promissory Notes pursuant to certain exemptions from the registration requirements of the Securities Act and applicable state securities laws. Therefore, the Convertible Promissory Notes will not be registered with the SEC, and will be deemed "restricted securities" under the Securities Act. You will not be able to re-sell or transfer your Convertible Promissory Notes except as permitted under the Securities Act and applicable state securities laws, pursuant to registration or exemption therefrom. |

14. Do the securities offered have voting rights? ☐ Yes  ☒ No

15. Are there any limitations on any voting or other rights identified above? ☒ Yes  ☐ No
Explain: See Operating Agreement

16. How may the terms of the securities being offered be modified?
Any material changes to this offering will be communicated through the Funding Portal giving unsubscribed investors an opportunity to positively accept the modifications, reject them, or have their investment commitment automatically refunded.

## Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

    (1) to the issuer;
    (2) to an accredited investor;
    (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
    (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

    **NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.**

    **The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.**

## Description of Issuer's Securities

17.  What other securities or classes of securities of the issuer are outstanding?  Describe the material terms of any other outstanding securities or classes of securities of the issuer.

| First Name | Last Name | Email Address | Phone Number | Street Address | City | State | Postal Code |
|---|---|---|---|---|---|---|---|
| Jeremy | Mathison | jeremy@brokenclockbrew.com | 970-333-0135 | 4151 Jefferson St. NE | Minneapolis | MN | 55421 |
| Sarah | Ford | sarah.k.ford@gmail.com | 612-840-7519 | 2015 Central Ave NE | Minneapolis | MN | 55418 |
| Will | Hubbard | hubba098@gmail.com | 651-231-5386 | 1708 Lindig St | Falcon Heights | MN | 55113 |
| Stephanie | Hubbard | sahrom12@gmail.com | 612-309-1341 | 1708 Lindig St | Falcon Heights | MN | 55113 |
| Carl | Kahlstorf | c.kahlstorf1@gmail.com | 763-203-3325 | 4762 Decatur Ave N | New Hope | MN | 55428 |
| Nick | Andren | nick@seowarp.com | 612-804-1579 | 6649 Gettysburg Ave N | Brooklyn Park | MN | 55428 |
| Elizabeth | Goodspeed | elizabeth.g.goodspeed@gmail.com | 651-208-6295 | 2569 Oak Dr | White Bear Lake | MN | 55128 |
| Jen | Frisbie | nanuka12@gmail.com | 763-355-2648 | 765 Lakewood Trl | Norwood Young America | MN | 55397 |
| Brenda | Smith | brendaneil.smith@gmail.com | 651-233-3009 | 748 3rd Ae NW | New Brighton | MN | 55112 |
| Alexandria | Keller | alimkeller@gmail.com | 651-894-3432 | 748 3rd Ae NW | New Brighton | MN | 55112 |
| Isaac | Nübberd | nubberd@gmail.com | 612-308-4494 | 813 Evergreen Circle | Burnsville | MN | 55337 |
| Laurence | Nübberd | lrasschaert@gmail.com | 612-867-3606 | 813 Evergreen Circle | Burnsville | MN | 55337 |
| Karen | Mathiasen | kmat6679@gmail.com | 651-669-6679 | 192 Bridlewood Dr | St. Paul | MN | 55119 |
| Will | Commers | wccom27@yahoo.com | 763-478-1452 | 11335 Edgewood Ave N | Champlin | MN | 55316 |
| Eric | Arlien | ejarlien90@gmail.com | 952-261-2515 | 7808 Shingle Creek Dr | Brooklyn Park | MN | 55443 |
| Jeremy | Gharineh | jeremy.gharineh@gmail.com | 612-251-7154 | 4000 Tyler St NE | Columbia Heights | MN | 55421 |
| Danielle | Gharineh | dgharineh84@gmail.com | 612-205-8153 | 4000 Tyler St NE | Columbia Heights | MN | 55421 |
| Ali | Gordon | aagordon45@gmail.com | 612-913-6420 | 1318 Washington St. NE | Minneapolis | MN | 55413 |
| Stephen | Gordon | slgordon555@gmail.com | 612-913-6421 | 1318 Washington St. NE | Minneapolis | MN | 55413 |
| ~~Jeff~~ | ~~Mathiasen~~ | | ~~N/A~~ | ~~N/A~~ | ~~N/A~~ | ~~N/A~~ | ~~N/A~~ |
| Patrick | Williams | pwilliams85@gmail.com | 952-486-9100 | 3720 Knoll Ridge Dr | Saint Paul | MN | 55122 |
| Christy | Williams | christina.rebecca.williams@gmail.com | 612-483-1314 | 3720 Knoll Ridge Dr | Saint Paul | MN | 55122 |
| Matt | Eickman | meickman01@gmail.com | 612-987-2735 | 2629 Clare Ln | Mound | MN | 55364 |
| Monica | Eickman | sykor015@umn.edu | 763-442-4672 | 2629 Clare Ln | Mound | MN | 55364 |
| Ed | Commers | ejcommers@arvig.net | 218-547-6133 | 7972 South Agency Estates Dr. NW | Walker | MN | 56484 |
| Judy | Commers | ejcommers@arvig.net | 612-618-8209 | 7972 South Agency Estates Dr. NW | Walker | MN | 56484 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Brietta | Hutson | brietta.hutson@gmail.com | 651-343-1993 | 3033 Pennsylvania Ave S | Saint Louis Park | MN | 55426 |
| Chris | Hutson | chutson@gmail.com | 612-224-5355 | 3033 Pennsylvania Ave S | Saint Louis Park | MN | 55426 |
| Mary | Hamilton | mhami123@comcast.net | 651-235-2752 | 2200 Cypress Dr. | Woodbury | MN | 55125 |
| Chris | Bell | crbell6@gmail.com | 317-374-0426 | 2200 Cypress Dr. | Woodbury | MN | 55125 |
| Jacob | Grant | gran0399@gmail.com | 612-558-3249 | 9704 6th St. NE | Blaine | MN | 55434 |
| Ruthann | Grant | sullys.ma22@gmail.com | 651-230-0968 | 9704 6th St. NE | Blaine | MN | 55434 |
| Emily | Heille | emilyheille@gmail.com | 402-968-9282 | 1255 Belmont Ln W | Roseville | MN | 55113 |
| Travis | Stockdale | travis.b.stockdale@gmail.com | 612-840-0023 | 6737 Pleasant Ave S. #2 | Richfield | MN | 55423 |
| Marilyn | Manville | | 651-739-1908 | 10 Battle Creek Ct | St. Paul | MN | 55119 |
| Joseph | Davy | davyjw3@gmail.com | 651-356-2102 | 1402 Deerwood Ct. | Eagan | MN | 55122 |
| Jeffry | Ford | jgford56@gmail.com | 651-967-7736 | 2495 Canabury Dr #333 | Little Canada | MN | 55117 |
| Sarah | Obert | sarahsinea@yahoo.com | 303-763-0901 | 4151 Jefferson St. NE | Minneapolis | MN | 55421 |
| Mike | Johnson | pbkfl22@gmail.com | 763-381-1524 | 13885 3rd Ave N | Zimmerman | MN | 55398 |
| Lacie | Johnson | laciejjohnson@gmail.com | 320-266-6763 | 13885 3rd Ave N | Zimmerman | MN | 55398 |
| Andrew | Dutton | drew.j.dutton@gmail.com | 203-733-1520 | 16384 Flagstaff Ave W | Rosemount | MN | 55068 |
| Bill LeBlanc | LeBlanc | bleblanc@sgkinc.com | 612-889-1131 | 42 Spyglass | Dellwood | MN | 55110 |
| Becky | LeBlanc | leblancdesign@msn.com | 612-889-1131 | 42 Spyglass | Dellwood | MN | 55110 |
| Brandon | Machler | bmachler@hotmail.com | 612-267-6290 | 6919 34th Ave N | Crystal | MN | 55427 |
| Wes | Dunser | wes.dunser@gmail.com | 952-221-3776 | 157 E 68th St | Richfield | MN | 55423 |
| Caitie | Dunser | caitiedunser@gmail.com | 952-250-2558 | 157 E 68th St | Richfield | MN | 55423 |
| Ian | Decker | bigfoot1138@gmail.com | 651-895-0866 | 972 4th St. E | St. Paul | MN | 55106 |
| Molly | Janis | the.international.dateline@gmail.com | 202-680-3141 | 2324 Taylor St NE | Minneapolis | MN | 55418 |
| Ian | Smith | | 612-940-2056 | 2324 Taylor St NE | Minneapolis | MN | 55418 |
| Carol | Hamilton | chamil117@comcast.net | 651-235-2753 | 3185 Karth Rd #334 | White Bear Lake | MN | 55110 |
| Andrea | Ferguson | aferg04@yahoo.com | 651-253-9397 | 387 Arrowhead Dr | Lino Lakes | MN | 55014 |
| Sami | Bull | Samantha.r.bull@gmail.com | 651-357-6974 | 387 Arrowhead Dr | Lino Lakes | MN | 55014 |
| Tom | Grover | thgrover@gmail.com | 651-492-4297 | 4521 St. Andrews Ct | Blaine | MN | 55449 |
| Neil | Smith | brendaneilsmith@gmail.com | 651-233-3008 | 748 3rd Ave NW | New Brighton | MN | 55112 |
| Susi | Elgaard | susan.lokowich@gmail.com | 612-619-6615 | 403 Arthur Ct | Circle Pines | MN | 55014 |
| DeLlayne | Wippich | dellayne.wippich@yahoo.com | 763-427-7542 | 13200 Lily St NW | Coon Rapids | MN | 55448 |
| Dale | Thomas | dale@dalerthomas.com | 612-240-4044 | 429 Cedar Lake Rd S | Minneapolis | MN | 55405 |
| Alex | Motley | alexmotley82@gmail.com | 314-704-9058 | 1553 Fontana Dr | St. Louis | MO | 63146 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Melanie | Bach | melanie.bach5@gmail.com | 847-381-2839 | 2039 Pine St | Boulder | CO | 80302 |
| Rachel | Ford | rachelfordLC@gmail.com | 651-472-1924 | 426 Smith Ave N #4 | St. Paul | MN | 55102 |
| Chad | Becher | chadjbecher@gmail.com | 952-210-8019 | 12005 60th Pl N | Plymouth | MN | 55442 |
| ~~Cathryn~~ | ~~Bashore~~ | | N/A | N/A | N/A | N/A | N/A |
| Jeremiah | Passe | jeremiahpasse@me.com | 651-325-8520 | 3820 Zane Ave N | Minneapolis | MN | 55422 |
| Melissa | Passe | melpasse@gmail.com | 612-799-1210 | 3820 Zane Ave N | Minneapolis | MN | 55422 |
| Keith | Johansen | keithkj114@centurylink.net | 763-218-3752 | 416 Mayor Dr NE | Spring Lake Park | MN | 55432 |
| Jaci | Peterson | pete6422@gmail.com | 651-335-7626 | 15588 Emerald Dr N #7 | Hugo | MN | 55038 |
| Sarah | Schmidt | sarahrose.usa@gmail.com | 612-961-7735 | 4104 Longfellow Ave | Minneapolis | MN | 55407 |
| Steve | Wein | steve@stevewein.com | 952-250-4772 | 7310 Dahlgren Rd | Chaska | MN | 55318 |
| Cory | Whitmer | coryw@themustardseedinc.com | 612-432-0287 | 325 Engler Blvd #116 | Chaska | MN | 55318 |
| Krish | Kiefer | krish@vip-gallery.net | 952-442-5436 | 7985 Hwy 5 | Waconia | MN | 55387 |
| Brianna | Becker-Verdon | beckerverd@gmail.com | 952-442-5436 | 26 Oakgrove St #15 | Minneapolis | MN | 55403 |
| Amogh | Rajan | contact.amogh@gmail.com | 651-497-9288 | 736 E 16th St #23 | Minneapolis | MN | 55404 |
| Rob | Huebsch | RJHuebsch@gmail.com | 612-859-6433 | 4585 Lake Ave | White Bear Lake | MN | 55110 |
| Kendall | Noyes | noyeskendall@gmail.com | 651-343-0659 | 2723 E 55th St | Minneapolis | MN | 55417 |
| Kate | Huebsch | katehuebsch@gmail.com | 651-263-7756 | 4585 Lake Ave | White Bear Lake | MN | 55110 |
| Troy | Palm | t-palm@hotmail.com | N/A | 2723 E 55th St | Minneapolis | MN | 55417 |
| Alex | Sandoe | alexpaulhe@gmail.com | 320-288-6664 | 1431 W Minnehaha Ave | St. Paul | MN | 55104 |
| Jenna | Sandoe | jenna.sandoe@gmail.com | 507-990-1283 | 1431 W Minnehaha Ave | St. Paul | MN | 55104 |
| Clarence (Skip) | Murphy | cdellm@comcast.net | 763-561-9393 | 2424 80th Ave N | Brooklyn Park | MN | 55444-1807 |
| Linda M. | Murphy | LMM1948@yahoo.com | 763-561-9393 | 2424 80th Ave N | Brooklyn Park | MN | 55444-1807 |
| Anthony | Jacques | irelocus@gmail.com | 612-702-8669 | 1139 Maryland Ave E | St. Paul | MN | 55106 |
| Julia | Jacques | perlanova@gmail.com | 651-353-5696 | 1139 Maryland Ave E | St. Paul | MN | 55106 |
| ~~Phill~~ | ~~Platt~~ | | N/A | N/A | N/A | N/A | N/A |
| Tony | Resendez | TRESEND01@gmail.com | 651-280-8359 | 4209 22nd Ave S | Minneapolis | MN | 55407 |
| Sara | Rudy | Rudy.Sara@gmail.com | 415-235-7278 | 4209 22nd Ave S | Minneapolis | MN | 55407 |
| Mark | Murphy | murphy_m_98@yahoo.com | 763-323-3696 | 11454 Welcome Ln N | Champlin | MN | 55316 |
| Roxanne | Murphy | murphy_m_98@yahoo.com | 763-323-3696 | 11454 Welcome Ln N | Champlin | MN | 55316 |
| Adam | Holman | adh32242@bethel.edu | 651-324-3496 | 1617 Brooks Ave E | Maplewood | MN | 55109 |
| Becca | Holman | rebe.j.schu@gmail.com | 715-415-7708 | 1617 Brooks Ave E | Maplewood | MN | 55109 |
| Kristie | Holman | ksweetholman@icloud.com | 651-468-7054 | 4961 Campbell Ave | White Bear Lake | MN | 55110 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Dustin | Holman | holmand@csp.edu | 651-767-2858 | 4961 Campbell Ave | White Bear Lake | MN | 55110 |
| James | Kubokawa | kubomail@comcast.net | 651-270-0225 | 14 Benhill Rd | St. Paul | MN | 55105 |
| Nate | Dixon | nathan275@gmail.com | 952-994-3781 | 7271 Prairie View Dr | Eden Prairie | MN | 55346 |
| Kristine | Dixon | kristine.spieker@gmail.com | 715-495-4311 | 7271 Prairie View Dr | Eden Prairie | MN | 55346 |
| Charles | Meyer | Charlesjaymeyer@gmail.com | 612-568-5678 | 945 County Rd C2 W | Roseville | MN | 55113 |
| Megan | Moroff | meganmoroff@gmail.com | 218-393-9697 | 3524 20th Ave S | Minneapolis | MN | 55407 |
| Michael | Nelson | mkn407@aol.com | 651-493-0557 | 2126 49th Way East | Inver Grove | MN | 55077 |
| James | Zapf | jzapf21@centurylink.net | 651-900-2200 | 1306 6th Ave S | South St. Paul | MN | 55075 |
| Marian | Zapf | marianbeona@centurylink.net | 651-402-8172 | 1306 6th Ave S | South St. Paul | MN | 55075 |
| Rich | Holleque | etter023@d.umn.edu | 218-929-7291 | 202 Otis Ave #6 | St. Paul | MN | 55104 |
| Mary Jo | Lewis | mjlewis531@gmail.com | N/A | 9336 Dunkirk St NE | Blaine | MN | 55449 |
| Julie | Rubesch | rubyjewels36@hotmail.com | 763-442-8484 | 9529 Irving ave n | Brooklyn Park | MN | 55444 |
| Zachary | Murphy | | 763-438-7695 | 9529 Irving ave n | Brooklyn Park | MN | 55444 |
| Kerri | Murphy | murphy@usfamily.net | 763-427-4703 | 6909 114th Ave N | Champlin | MN | 55316 |
| Robert | Murphy | murphy7036@gmail.com | 763-427-4703 | 6909 114th Ave N | Champlin | MN | 55316 |
| Lara | Spector | conradlm86@gmail.com | 651-335-7640 | 585 County Rd B2 West | Roseville | MN | 55113 |
| Sarah | Burcher | sarahburcher@gmail.com | 717-420-0640 | 1057 Everett Ct #6 | St. Paul | MN | 55108 |
| Will | Broeder | willbroeder@gmail.com | 970-485-2170 | 1057 Everett Ct #6 | St. Paul | MN | 55108 |
| Kjerstin | Hagen | kjerstinhagen@gmail.com | 507-995-3661 | 2192 Falcon Ave | St. Paul | MN | 55119 |
| Neil | Dejewski | ndejewski@gmail.com | 952-237-9077 | 3739 Pillsbury Ave S | Minneapolis | MN | 55409 |
| Joan | Melcher | djmelch@q.com | 612-861-7097 | 7301 Clinton Ave. S. | Richfield | MN | 55423 |
| David | Melcher | djmelch@q.com | 612-861-7097 | 7301 Clinton Ave. S. | Richfield | MN | 55423 |
| Geoffrey | Kleinman | geoffreykleinman@me.com | 612-327-4188 | 5916 Bernard Pl | Edina | MN | 55436 |
| Tim | Meinke | laurelrest@yahoo.com | 651-292-0885 | 546 Laurel Ave #2 | St. Paul | MN | 55102 |
| Ann | Pelletier | alpellet@me.com | 651-442-9055 | 1704 Wellesley Ave | St. Paul | MN | 55105 |
| Rosalind | Shore | alpellet@smumn.edu | 651-442-9055 | 1704 Wellesley Ave | St. Paul | MN | 55105 |
| Jill | Close | jillclose@msn.com | 651-488-6541 | 1045 Sylvan St | St. Paul | MN | 55117 |
| Jarred | Close | jarred_close@msn.com | 651-230-1204 | 1045 Sylvan St | St. Paul | MN | 55117 |
| Chris | Moser | chrismmoser@gmail.com | 612-423-8377 | 837 IGLEHART AVE | St. Paul | MN | 55104 |
| Abe | McEarthon | mcea0006@gmail.com | 651-788-6156 | 2400 Inca Ln | New Brighton | MN | 55112 |
| Jason | Hollett | jason.g.hollett@gmail.com | 907-687-8282 | 713 2nd St. NE #1 | Minneaoplis | MN | 55413 |
| Blake | Murray | murrayb3024@gmail.com | 319-504-4023 | 260th St. E Apt 533 | St. Paul | MN | 55101 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Emily | Mendel | eemendel@gmail.com | 612-385-6376 | 2108 NE 3rd St | Minneapolis | MN | 55418 |
| Patrick | Duschane | laschmidt89@gmail.com | 612-772-3841 | 3808 Portland Ave S | Minneapolis | MN | 55407 |
| Laura | Schmidt | laschmidt89@gmail.com | 920-619-4990 | 3808 Portland Ave S | Minneapolis | MN | 55407 |
| Suzy | Schulz | SSchulz92@msn.com | 612-834-1990 | 9811 Dorset Lane | Eden Prairie | MN | 55347 |
| Rich | Schulz | rschulz89@msn.com | 612-834-1989 | 9811 Dorset Lane | Eden Prairie | MN | 55347 |
| Anne | Gorham | lakesuperiorbeachglass@gmail.com | 218-341-4255 | 4402 Pitt St | Duluth | MN | 55804 |
| Joe | Douglass | jrdougla@cord.edu | 651-785-7503 | 1720 Norwood St | Brainerd | MN | 56401 |
| Tim | Kinsky | trkinsky@gmail.com | 651-216-6812 | 9282 Cornel Circle | Woodbury | MN | 55125 |
| Mary Jo | Kinsky | mjkinsky@yahoo.com | 651-492-0114 | 9282 Cornel Circle | Woodbury | MN | 55125 |
| Peter | Linskey | pclinskey@gmail.com | 651-398-6914 | 1564 Ashbury Ct | Eagan | MN | 55122 |
| Erin | Manthey | erin.manthey@gmail.com | 763-670-6652 | 888 Cottage Ave E | St. Paul | MN | 55106 |
| Matt | McCrorey | matt.mccrorey@gmail.com | 651-786-9008 | 888 Cottage Ave E | St. Paul | MN | 55106 |
| Richard | McCoy | sydneapolis@msn.com | 763-442-1095 | 4605 Trenton Cir | Plymouth | MN | 55442 |
| M. Randy | Parsons | m.rparsons@yahoo.com | 612-382-9527 | 845 Mallard Ave | Winsted | MN | 55395 |
| Angela | Loscheider | wagnbrnr1@yahoo.com | 612-239-4133 | 845 Mallard Ave | Winsted | MN | 55395 |
| Colleen | Detloff | ccdetloff@gmail.com | 920-707-4942 | 935 Portland Ave #2 | St. Paul | MN | 55104 |
| Ellen | Skaja | ellen.skaja@gmail.com | 651-343-0891 | 928 Ledgestone Dr | Mahtomedi | MN | 55115 |
| Brent | Skaja | brent.skaja@gmail.com | 651-323-1386 | 928 Ledgestone Dr | Mahtomedi | MN | 55115 |
| Ryan | Schumacher | schum171@umn.edu | 612-229-3673 | 918 West California Ave | St. Paul | MN | 55117 |
| Noël | Schumacher | cello_pandora@yahoo.com | 612-578-5441 | 918 West California Ave | St. Paul | MN | 55117 |
| Lynn | Schulz | zanycat932@gmail.com | 651-774-1676 | 1649 Margaret St | St. Paul | MN | 55106 |
| Briana | Garrison | blgarrison21@gmail.com | 320-221-3455 | 1344 Saint Paul Ave #10 | St. Paul | MN | 55116 |
| ~~Jessica~~ | ~~Hanson~~ | | ~~763-458-1362~~ | ~~Transferred Membership to Pat and Tina Dugan, Moved to C~~ | | | |
| ~~Robert~~ | ~~Hanson~~ | | ~~763-381-7237~~ | ~~Transferred Membership to Pat and Tina Dugan, Moved to C~~ | | | |
| Creighton | Lord | creigh15@comcast.net | 612-804-5776 | 3977 Valencia Ln | Chaska | MN | 55318 |
| Lori | Lord | lori_lord@hotmail.com | 484-241-8355 | 3977 Valencia Ln | Chaska | MN | 55318 |
| John | Stelter | john_stelter@hotmail.com | 612-978-3139 | 1599B Clemson Dr | Eagan | MN | 55122 |
| Dave | Kelly | kirstenlkelly@gmail.com | 612-220-7464 | 425 W 2nd St | Delano | MN | 55328 |
| Nancy | Johnson | gnmvt@yahoo.com | 763-493-4240 | 9509 Thomas Ave N | Brooklyn Park | MN | 55444 |
| Greg | Johnson | gjohns228@gmail.com | 763-493-4240 | 9509 Thomas Ave N | Brooklyn Park | MN | 55444 |
| Michael | Anschel | michael@oadesignbuild.com | 612-382-3902 | 4917 Girard Ave S | Minneapolis | MN | 55419 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Leah | Stelter | leahstelter@gmail.com | 612-986-2322 | 1599B Clemson Dr | Eagan | MN | 55122 |
| Elizabeth | Odegaard | lizodegaard@gmail.com | 612-703-2029 | 5940 St. Croix Ave N | Golden Valley | MN | 55422 |
| Troy | Ellefson | troyelfsn@hotmail.com | 612-799-2183 | 1651 W 140th St | Burnsville | MN | 55337 |
| Pam | Byrnes | pambyrnes66@gmail.com | 763-647-8273 | 6979 Hickory Dr NE | Fridley | MN | 55432 |
| Scott | Byrnes | soxfanatic16@yahoo.com | 763-614-4627 | 6979 Hickory Dr NE | Fridley | MN | 55432 |
| Stacy | Schuster | sasjen16@yahoo.com | 507-351-9469 | 340 S Elm St | Waconia | MN | 55387 |
| Leonard | Lee | leonardwl@yahoo.com | 612-670-3445 | 2015 Central Ave NE #202 | Minneapolis | MN | 55418 |
| Andy | Jolivette | andy.jolivette@gmail.com | 952-652-3740 | 640 Laurel Ave #2 | St. Paul | MN | 55104 |
| Charles | Kronschnable | ckronschnable@gmail.com | 612-669-0014 | 1809 Jackson St | Maplewood | MN | 55117 |
| Robin | Marty | robinmarty@gmail.com | 612-227-9115 | 3606 3rd St NE | Minneapolis | MN | 55418 |
| Steven | Marty | sdmarty@gmail.com | 612-227-9115 | 3606 3rd St NE | Minneapolis | MN | 55418 |
| Mike | Liay | mikeliay@gmail.com | 612-532-6254 | 3501 3rd St NE | Minneapolis | MN | 55418 |
| Michael | Fleming | michael.f.fleming@gmail.com | 612-229-1912 | 2316 Mount View Ave | Minneapolis | MN | 55405 |
| Lisa | Heidenreich | lisa.heidenreich@gmail.com | 612-226-1127 | 2316 Mount View Ave | Minneapolis | MN | 55405 |
| Lisa | Traschel | ljtrachsel@gmail.com | 218-349-3121 | 2235 Lincoln St NE | Minneapolis | MN | 55418 |
| Pat | McCarthy | patrick.david.mccarthy@gmail.com | 920-284-0644 | 2235 Lincoln St NE | Minneapolis | MN | 55418 |
| William | Roberts | williameroberts72@yahoo.com | 612-788-8666 | 3519 Lincoln St NE | Minneapolis | MN | 55418 |
| Denise | Roberts | droberts728@msn.com | 612-710-7603 | 3519 Lincoln St NE | Minneapolis | MN | 55418 |
| Wayne | Maki | Northwoods_1@msn.com | 763-229-2922 | 11631 136th Ave N | Dayton | MN | 55327 |
| Darrick | Gorecki | gorecki.darrick@gmail.com | 612-297-5547 | 5783 Upper 183rd St W | Farmington | MN | 55024 |
| Roger | Warehime | roger.warehime@charter.net | 507-456-1429 | 524 Agnes St | Owatonna | MN | 55060 |
| Tyler | Schwanke | tschwanke@gmail.com | 320-223-5532 | 7 Main Street W | St. Stephen | MN | 56375 |
| Scott | Hokenson | mnsnhoken@yahoo.com | 763-717-7223 | 803 Garfield St NE | Spring Lake Park | MN | 55432 |
| Kevin | Kinney | k.joseph.kinney@gmail.com | 651-398-3742 | 2768 235th Ave NW | St. Francis | MN | 55070 |
| Patrick | Parker | patrickparkerlmft@gmail.com | 763-226-9463 | 2338 McKinley St NE | Minneapolis | MN | 55418 |
| Brian | Ingram | brian.ingram9@gmail.com | 612-308-5956 | 14400 Lennell Drive | Minnetonka | MN | 55345 |
| Adam | Ross | aross3@yahoo.com | 952-239-9562 | 202 2nd St NE | Minneapolis | MN | 55413 |
| Jon | Tuhy | Jtuhy9@gmail.com | 612-845-6556 | 700 11th Ave N | South St. Paul | MN | 55075 |
| Marie | Tuhy | marie.tuhy@gmail.com | 612-810-8991 | 700 11th Ave N | South St. Paul | MN | 55075 |
| Matthew | Bauer | mbauer013@gmail.com | 612-501-9762 | 4130 Yosemite Ave S | St. Louis Park | MN | 55416 |
| Valerie | Bauer | valandmatt@msn.com | 612-430-3608 | 4130 Yosemite Ave S | St. Louis Park | MN | 55416 |
| Thomas | Wimler | t.wimler@msn.com | 651-276-8922 | 8805 Dunkirk Ct NE | Blaine | MN | 55449 |
| Debra | Gabrielson | dlg74@msn.com | 612-840-3354 | 5834 2 1/2 St. | Fridley | MN | 55432 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Kevin | Meintsma | bjcp.kmeintsma@gmail.com | 612-723-3077 | 14541 Wellington Rd | Wayzata | MN | 55391 |
| Tyler | Moe-Slepica | trmoesle@gmail.com | 218-839-9666 | 7109 Oak Grove Blvd | Richfield | MN | 55423 |
| Chris | Okey | christopherokey@gmail.com | 612-701-5749 | 7344 Wentworth Ave S | Richfield | MN | 55423 |
| Sue | Wimler | sue.wimler@gmail.com | 612-210-3302 | 8805 Dunkrirk Ct. NE | Blaine | MN | 55449 |
| Brian | Goodspeed | briangoodspeed@gmail.com | 651-248-2433 | 2569 Oak Dr. | White Bear Lake | MN | 55110 |
| Nathan | Berglund | nathan@nathanberglund.com | 952-215-6771 | 3608 Grand Ave | Minneapolis | MN | 55409 |
| Bryan | Rogers | bryanjamesrogers@gmail.com | 612-597-2850 | 201 36th Ave NE | Minneapolis | MN | 55418 |
| Angela | Rogers | sookasue@icloud.com | 651-503-3595 | 201 36th Ave NE | Minneapolis | MN | 55418 |
| Don | Uhlhorn | uhlhorn1952@gmail.com | 320-630-2515 | 735 Village Green Ln | Mora | MN | 55051 |
| Ron | Gunerius | rongunerius@hotmail.com | 651-343-8961 | 14226 Underclift Court NW | Andover | MN | 55304 |
| Gia | Gunerius | gia_lynn@hotmail.com | 763-355-2613 | 14226 Underclift Court NW | Andover | MN | 55304 |
| Tessa | LeBlanc | tleblanc065@gmail.com | 651-233-0046 | 2381 Cottage Drive | Stillwater | MN | 55082 |
| Nick | Pierce | npierce2134@gmail.com | 651-276-9307 | 2381 Cottage Drive | Stillwater | MN | 55082 |
| Joel | Martin | joelfranklinmartin@yahoo.com | 612-221-6871 | 2623 Madison St NE | Minneapolis | MN | 55418 |
| Rose | Aulik | rose.aulik@gmail.com | 612-965-6490 | 222 Hennepin Ave #315 | Minneapolis | MN | 55401 |
| Lisa | Skarbakka | lisaskarbakka@gmail.com | 218-590-0339 | 2428 Clinton Ave S E3 | Minneapolis | MN | 55404 |
| Steve | Gaynor | gaynor.steve83@gmail.com | 763-572-2430 | 1414 Creek Park Ln NE | Fridley | MN | 55432 |
| Barbara | Gaynor | bgaynor123@gmail.com | 763-572-2430 | 1414 Creek Park Ln NE | Fridley | MN | 55432 |
| Samuel | Terfa | samterfa@gmail.com | N/A | 3216 32nd Ave S | Minneapolis | MN | |
| Natalia | Terfa | nataliaterfa@gmail.com | N/A | 3216 32nd Ave S | Minneapolis | MN | |
| Cory | Dack | corydack@gmail.com | 218.525.4535 | 5959 Koski Road | Duluth | MN | 55804 |
| Brian | Dack | dackbrian@msn.com | 218.525.4535 | 5959 Koski Road | Duluth | MN | 55804 |
| Jackson | Jindra | jackson.jindra1990@gmail.com | 763-226-1835 | 3446 Pilgrim Lane N | Plymouth | MN | 55441 |
| Lindsey | Johnson | Lindseyb.Johnson@gmail.com | 763-219-9926 | 3446 Pilgrim Lane N | Plymouth | MN | 55441 |
| Theron | Drenckhahn | Theronc130@msn.com | 612-327-4521 | 29875 Glader Blvd | Lindstrom | MN | 55045 |
| Lori | Drenckhahn | TheronandLori@gmail.com | 612-327-5674 | 29875 Glader Blvd | Lindstrom | MN | 55045 |
| Scott | Board | srboard@comcast.net | 612-710-2202 | 2246 McKinley St NE | Minneapolis | MN | 55418 |
| Mary | Board | srboard@comcast.net | 612-706-8784 | 2246 McKinley St NE | Minneapolis | MN | 55418 |
| Danielle | Clifford | danielleeclifford@gmail.com | 612-599-2319 | 3322 Cleveland St NE | Minneapolis | MN | 55418 |

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| Jason | Clifford | jasonjclifford@gmail.com | 651-210-5588 | 3322 Cleveland St NE | Minneapolis | MN | 55418 |
| Mark | Johnson | mark.johnson@nrg.com | 612-802-9227 | 177 Birnamwood | Burnsville | MN | 55337 |
| Julie | Johnson | johjul1@aol.com | 952-221-0504 | 177 Birnamwood | Burnsville | MN | 55337 |
| James | Romach | james@romach.org | 651-260-3325 | 7132 Rice Lake Dr | Lino Lakes | MN | 55014-1249 |
| Jameson | Romach | jameson@romach.org | 651-271-5473 | 7132 Rice Lake Dr | Lino Lakes | MN | 55014-1249 |
| Amy | Cusick | amylcusick@yahoo.com | 612-636-1704 | 429 Cedar Lake Rd S | Minneapolis | MN | 55405 |
| Hugh | Etter | | N/A | | N/A | MN | N/A |
| Brad | Omland | omlandbrad@gmail.com | 507-456-6226 | 8340 Minnetonka Blvd #3 | Minneapolis | MN | 55426 |
| Milt | Warkentien | miltyw00@msn.com | 651-325-8569 | 2122 Cleveland Ave N | Roseville | MN | 55113 |
| Char | Ulstad | MD2name@msn.com | 651-270-2045 | 2122 Cleveland Ave N | Roseville | MN | 55113 |
| Erika | Warkentien | erikawarkentien@gmail.com | 651-324-3488 | 2122 Cleveland Ave N | Roseville | MN | 55113 |
| Travis | Patton | patton.Travis@gmail.com | 320-223-3893 | 600 8th Ave N #10 | St. Cloud | MN | 56303 |
| Glen | Yoder | yoderglen@yahoo.com | 612-226-8542 | 11826 Grouse St NW | Coon Rapids | MN | 55448 |
| Kelly | Deasy | kc_deasy@hotmail.com | 763-442-0184 | 3753 2nd St NE | Columbia Heights | MN | 55421 |
| Katrina | St. Clair | katrinamartin04@yahoo.com | 612-201-7944 | 10625 Jefferson St. | Blaine | MN | 55434 |
| Siah | St. Clair | Siah333@yahoo.com | 612-201-7944 | 10625 Jefferson St. | Blaine | MN | 55434 |
| Katie | Schwartz | MotorvaderKT@gmail.com | 612-382-8114 | 2624 Xylan Ave S. | St. Louis Park | MN | 55426 |
| Aaron | Voth | voth.aaron@yahoo.com | 320-493-6324 | 3523 5th St NE | Minneapolis | MN | 55418 |
| Laura | Voth | amLev2016@gmail.com | 320-282-3830 | 3523 5th St NE | Minneapolis | MN | 55418 |
| Cheryl | Hyink | cherylhyink@gmail.com | 612-791-1313 | 4550 Queen Ave N | Minneapolis | MN | 55412 |
| Adam | Gomarko | Agomarko@gmail.com | 763-587-0585 | 4317 Culver rd | Golden Valley | MN | 55422 |
| Lisa | Gomarko | Lgomarko1@gmail.com | 952-807-5748 | 4317 Culver rd | Golden Valley | MN | 55422 |
| John | Wilson | jdwilson46@icloud.com | 651-645-5170 | 2364 Bufod Ave | St. Paul | MN | 55198 |
| Mary | Wilson | mfredwilson@mac.com | 651-645-5170 | 2364 Bufod Ave | St. Paul | MN | 55198 |
| Peter | Danbury | peterdanbury@gmail.com | 651-429-9979 | 320 Glenmar Ave | Mahtomedi | MN | 55115 |
| Gordon | Szyszko | gordonszyszko@gmail.com | 763-600-4231 | 1108 5th St Apt 2 | St Paul Park | MN | 55071 |
| Carmen | Madrigal | carmenmadrigal49@yahoo.com | 651-239-5227 | 1108 5th St Apt 2 | St Paul Park | MN | 55071 |
| Joshua | Reed | obitus9982@gmail.com | 612-308-4011 | 4300 Trillium Ln W | Minnetrista | MN | 55364 |
| Elizabeth | Reed | elizabeth913@gmail.com | 612-308-4147 | 4300 Trillium Ln W | Minnetrista | MN | 55364 |
| Katie | Hill | us@tomduffield.com | 507-210-8866 | 5702 Jim Hogg Ave | Austin | TX | 78756 |
| Tom | Duffield | us@tomduffield.com | 651-769-7497 | 5702 Jim Hogg Ave | Austin | TX | 78756 |

| Ivan | Hirons | ihirons@pm.me | 612-979-3175 | 5141 29th Ave S | MPLS | MN | 55417 |
|---|---|---|---|---|---|---|---|
| Madalyn | Goodin | mgoodin96@gmail.com | 952-491-3134 | 9724 Yukon Court South | Bloomington | MN | 55438 |
| Ashley | Sykora | Ashley.Sykora@mnsu.edu | 763-442-3063 | 5300 Penn Ave S | Brooklyn Center | MN | 55430 |
| Jimmy | Whitehead | whiteheadj0769@uwstout.edu | 608-799-3324 | 5300 Penn Ave S | Brooklyn Center | MN | 55430 |
| Megan | Metelak | megan.metelak@gmail.com | 651-324-1917 | 614 Van Buran St NE | MPLS | MN | 55413 |
| Quint | Koplitz | quint.koplitz@gmail.com | 920-410-9688 | 614 Van Buran St NE | MPLS | MN | 55413 |
| Brent | Tweed | btweed44@gmail.com | 612-968-0105 | 287 Snail Lake Rd | Shoreview | MN | 55126 |
| Jim | Sell | jmsell763@comcast.net | 763-425-1562 | 10341 Yates Drive North | Brooklyn Park | MN | 55443 |
| Hugh | Byrnes | h.byrnes@gmail.com | 952-426-5815 | 110 1st Ave NE | Minneapolis | MN | 55413 |
| Madalyn | Byrnes | madalynshea28@gmail.com | 402-415-7767 | 110 1st Ave NE | Minneapolis | MN | 55413 |
| Don | Sellers | don@skylightsound.com | 612-799-9722 | 2923 Taylor St. | Minneapolis | MN | 55418 |
| Jaclyn | Zacharias | jlzacharias@yahoo.com | 763-458-8134 | 9755 Magnolia St | Coon Rapids | MN | 55433 |
| Steven | Heine | stvn_heine@yahoo.com | 763-528-5706 | 9755 Magnolia St | Coon Rapids | MN | 55433 |
| Kirsten | Kelly | kirstenlkelly@gmail.com | 612-220-7464 | 425 W 2nd St | Delano | MN | 55328 |
| Trent | Thompson | flgators0234@gmail.com | 651-325-1660 | 4244 Madison St. NE | Columbia Heights | MN | 55421 |
| Dana | Thompson | dana.hentges6@gmail.com | 763-443-9656 | 4244 Madison St. NE | Columbia Heights | MN | 55421 |
| Fred | Bertschinger | fredbx43@gmail.com | 612-201-7712 | 612 2nd St NE | Minneapolis | MN | 55413 |
| Christian | McAtee | charlietangomurphy@gmail.com | 612-237-2231 | 4448 Washington St. NE | Columbia Heights | MN | 55421 |
| Brad | Swanson | bramars716@gmail.com | 612-387-0007 | 3311 Upton Ave N. | Minneapolis | MN | 55412 |
| Joseph | Beckrich | j.beckrich@comcast.net | 952-831-8806 | 3601 W. 103rd Ave | Bloomington | MN | 55431 |
| Sharon | Beckrich | s.beckrich@comcast.net | 952-831-8806 | 3601 W. 103rd Ave | Bloomington | MN | 55431 |
| Nancy | Swanson | nes112490@gmail.com | 612-387-0091 | 3311 Upton Ave N. | Minneapolis | MN | 55412 |
| Sam | Morken | slambam31@gmail.com | 507-459-1310 | 520 4th St NE | Minneapolis | MN | 55413 |
| Samantha | Quandahl | quan0070@umn.edu | 507-450-3558 | 520 4th St NE | Minneapolis | MN | 55413 |
| Beth | Hitomi | MN1.TRS@gmail.com | 847-420-3019 | 548 Rice Creek Terrace | Fridley | MN | 55432 |
| Travis | Erickson | erickson_trav@hotmail.com | 763-529-7326 | 4027 Douglas Dr | Crystal | MN | 55422 |
| Kristine | Morin | krisbrooklyn1@gmail.com | 646-808-9441 | 3404 Louisiana Ave N | Crystal | MN | 55427 |
| Brian | Hiltner | hiltnrz@msn.com | 651-888-0406 | 3898 mersey pt. | eagan | MN | 55123 |
| Davin | Haukebo-Bol | davinhb@gmail.com | 608-770-5257 | 4026 3rd Ave S | Minneapolis | MN | 55409 |
| Wolf | Wageman | wolfwage@gmail.com | 612-567-8810 | 5100 W 36th St | Minneapolis | MN | 55416 |
| David | McMahon | davidmcmahon22@yahoo.com | 651-485-7674 | 702 Torchwood Dr. | New Brighton | MN | 55112 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Tyler | Gregory | gregoryt88@gmail.com | 651-895-4432 | 702 Torchwood Dr. | New Brighton | MN | 55112 |
| Zach | Holman | Holman5252@gmail.com | 651-324-9320 | 4160 Otter Lake Road | White Bear Lake | MN | 55110 |
| Lindsey | Thompson | lindsey.thompson890@gmail.com | 715-559-4570 | 3340 Zinran Avenue South | St. Louis | MN | 55426 |
| Ross | Thompson | Thompros2005@gmail.com | 715-559-4601 | 3340 Zinran Avenue South | St. Louis | MN | 55426 |
| Paul | Schadewald | pschadew@yahoo.com | 612-237-8517 | 1043 Grand Ave, #336 | St. Paul | MN | 55105 |
| Samantha | Farrell | ssfarrell16@gmail.com | 763-742-7244 | 4155 Humboldt Ave N | Minneapolis | MN | 55412 |
| Scott | Farrell | ssfarrell16@gmail.com | 612 730 7325 | 4155 Humboldt Ave N | Minneapolis | MN | 55412 |
| Seth | Myles | ipsoloco@gmail.com | 612-790-0956 | 7 2nd St SE | Minneapolis | MN | 55414 |
| Beth | Firkins | andoranges@gmail.com | 715-928-2696 | 808 50 1/2 Ave. NE | Columbia Heights | MN | 55421 |
| Ezra | Firkins | oneezra@gmail.com | 608-406-9237 | 808 50 1/2 Ave. NE | Columbia Heights | MN | 55421 |
| Chris | Thorson | cthorson@comcast.net | 612-532-4650 | 6524 Josephine Ave. | Edina | MN | 55439 |
| Tyler | Forsythe | tyler.t.forsythe@gmail.com | 763-229-1953 | 1559 Sherburne Ave. | Saint Paul | MN | 55104 |
| Kade | Hennings | ktwinter@gmail.com | 970-590-4401 | 9057 Sequoia Rd | Woodbury | MN | 55125 |
| Joe | Rohan | jcrohan49@gmail.com | 612-438-6122 | 4100 Edin Brook Terr. | Brooklyn Park | MN | 55443 |
| Susan | Hartfiel | shartfiel10@gmail.com | 612-522-5646 | 4522 North Upton | Minneapolis | MN | 55412 |
| Paul | Roberts | probert58@gmail.com | 612-382-6882 | 5100 W. 29th St. | Minneapolis | MN | 55416 |
| Keith | Kochersperger | Kwik30@hotmail.com | 919-699-9841 | 410 North 2nd Street | Minneapolis | MN | 55401 |
| Shannon | Kochersperger | Shannon.scheurer@gmail.com | 267-337-1894 | 410 North 2nd Street | Minneapolis | MN | 55401 |
| Charles "Chuck" | Peterson | c_t_pete@yahoo.com | 612-619-3478 | 3842 Quincy St | Columbia Heights | Mn | 55421 |
| Deb | Peterson | Mama7d@aol.com | 612-616-6756 | 3842 Quincy St | Columbia Heights | MN | 55421 |
| Joah | Colby | Joahcolby@gmail.com | 612-655-0607 | 148 12th ave NE | Minneapolis | MN | 55413 |
| Anna | Axell | Annastashaaxell@gmail.com | 612-810-7379 | 148 12th ave NE | Minneapolis | MN | 55413 |
| Chris | Pederson | capederson@msn.com | 612-348-0854 | 3726 Penn Ave | Minneapolis | MN | 55412 |
| Brian "Purple" | Berzins | Brianberzins@gmail.com | 651-270-1788 | 1237 Raymond Ave | Saint Paul | MN | 55108 |
| Tom | Peets | tom@brokenclockbrew.com | 952-258-3697 | 5107 Knox Ave N | Minneapolis | MN | 55430 |
| Lydia | Bradley | daisy2967@gmail.com | N/A | 7 2nd St SE | Minneapolis | MN | 55414 |
| Connie | Skarbakka | cjskarbakka@yahoo.com | 218-590-0676 | 6959 Seville Rd | Saginaw | MN | 55779 |
| Brandon | Brown | blbrownie76@hotmail.com | 763-242-7147 | 6033 Rhode Island Ave N | New Hope | MN | 55428 |
| Patrick | Dugan | pat.dugan21@gmail.com | 763-227-6367 | 2433 110th Ave NW | Coon Rapids | MN | 55433 |
| Tina | Dugan | candpdugan@gmail.com | 763-227-4923 | 2433 110th Ave NW | Coon Rapids | MN | 55433 |
| Drew | Niemants | aniemants@gmail.com | 651-357-6097 | 3105 Crott Dr. | St. Anthony | MN | 55418 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Anthony | Pierce | Lagrasse@animemusicvideos.org | 651-245-8690 | 1235 Raymond Ave | St. Paul | MN | 55108 |
| Dave | McDonald | mcdondave@gmail.com | 763-234-5539 | 3861 120th Ln | Coon Rapids | MN | 55433 |
| Darren | Loude | darren@1010wws.com | 612-387-8043 | 4026 Humboldt Ave N. | Minneapolis | MN | 55412 |
| Frank | Stegman | fstegman@hotmail.com | 763-443-4179 | 3313 68th Ave N | Brooklyn Center | MN | 55429 |
| Chuck | Hartfiel | Quizem@msn.com | 763-807-2075 | 3890 Zircon Ln | Plymouth | MN | 55446 |
| Eric | Wolf | gluehorse1269@gmail.com | 615-686-6409 | 947 28th Ave NE Floor 2 | Minneapolis | MN | 55418 |
| Audrey | Ayala | aayala115@yahoo.com | 763-464-7729 | 896 124 Lane NW | Coon Rapids | MN | 55448 |
| Chris | Ayala | cayala2715@gmail.com | 763-442-3327 | 896 124 Lane NW | Coon Rapids | MN | 55448 |
| Maureen | Kirkevold | kirkevoldk@msn.com | 612-269-6754 | 2559 Arthur St NE | Minneapolis | MN | 55418 |
| Chris | Kirkevold | kirkevoldk@msn.com | 612-328-4617 | 2559 Arthur St NE | Minneapolis | MN | 55418 |
| Joel | Binder | joel.mbinder@gmail.com | 612-306-0180 | 631 Quincy St NE | Minneapolis | MN | 55413 |
| Tyler | Ahnemann | tahnemann@gmail.com | 713-252-6249 | 13623 Oakland Drive | Burnsville | MN | 55337 |
| Ted | Arbeiter | Thearbeiters@yahoo.com | 612-895-2614 | 9401 Norwood Lane N | Maple Grove | MN | 55369 |
| Michelle | Arbeiter | Thearbeiters@yahoo.com | 612-327-2187 | 9401 Norwood Lane N | Maple Grove | MN | 55369 |
| Mickey | Olivanti | Raeandmae315@yahoo.com | 763-274-4904 | 122 Christenson Ct | Fridley | MN | 55432 |
| John | Goral | LITTLEGor1@gmail.com | 612-558-5763 | 2611 Cleveland St NE | Minneapolis | MN | 55418 |
| Randy | Sorensen | Randy_Sorensen@msn.com | (651) 442-1691 | 2711 Randolph St NE | Minneapolis | MN | 55418 |
| Larry | Calhoun | Ljcalhoun@yahoo.com | (612) 250-2528 | 4039 Dupont Ave N | Minneapolis | MN | 55412 |
| Don | Balbach | Don.balbach@gmail.com | 612-801-8805 | 6020 Stinson Blvd | Fridley | MN | 55432 |
| Trisha | Hollenback | plvinzant@gmail.com | 612-272-5439 | 2080 Rosewood Ln S | Roseville | MN | 55113 |
| Max | Hollenback | maxhollenback@gmail.com | 612-272-5440 | 2080 Rosewood Ln S | Roseville | MN | 55113 |
| Jon R. | Wendt | jrw.msp@usa.net | 612-378-1000 | PO Box 14220 | Minneapolis | MN | 55414 |
| Andrew | Lunzer | andylunzer@gmail.com | 612-327-4585 | 2701 Randolph St NE | Minneapolis | MN | 55418 |
| Natalie | Giacomini | natalie.muntean@gmail.com | 612-219-5809 | 1911 Grant Rd | Arden Hills | MN | 55112 |
| Neal | Giacomini | gwac13@hotmail.com | 651-724-1339 | 1911 Grant Rd | Arden Hills | MN | 55112 |
| Brian | Lombardi | Brianlombardi05@yahoo.com | 734-658-8221 | 631 Quincy St NE | Minneapolis | MN | 55413 |
| Paul | Brandt | paul.brandt.262@gmail.com | 612-418-5286 | 16055 Valley View Road | Eden Prairie | MN | 55344 |
| Bob | Crawford | scraw4rd@gmail.com | 612-919-1242 | 5093 Bartlett Blvd | Mound | MN | 55364 |
| Sue | Crawford | scraw4rd@gmail.com | 952-457-9582 | 5093 Bartlett Blvd | Mound | MN | 55364 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Eric | Weninger | eweninger@comcast.net | 612-801-8697 | 11602 Avery Drive | Inver Grove Heights | MN | 55077 |
| Frank | Dailey | Faddaddy@aol.com | 763-248-0175 | 2250 Arnold Palmer Dr | Blaine | MN | 55449 |
| Nicolas | Romach | nicholas@romach.org | 651-271-5474 | 7132 Rice Lake Drive | Lino Lakes | MN | 55014-1249 |
| Carolyn | Romach | carolyn@romach.org | 651-260-3324 | 7132 Rice Lake Drive | Lino Lakes | MN | 55014-1249 |
| Lee | Jones | leejones98531@gmail.com | 612-987-4288 | 4125 Abbot Ave N | Robbindale | MN | 55422 |
| Chris | Veit | ccv914@gmail.com | 847-668-6918 | 1410 Carling Drive, Apt. 304 | St. Paul | MN | 55108 |
| Greg | Dosh | Gregory.r.dosh@gmail.com | 218-310-2199 | 1410 Carling Drive Apt. 304 | St. Paul | MN | 55108 |
| Brian | Wuertz | wuertzb7@gmail.com | 763-355-7857 | 5980 Gardena Lane | Fridley | MN | 55432 |
| Cal | Calendine | cal@calendine.com | 651-308-3091 | 2162 tioga blvd | New Brighton | MN | 55112 |
| David | L'Allier | dplallier@gmail.com | 612-269-1770 | 9548 Knox Ave N | Brooklyn Park | MN | 55444 |
| Mitchell | Brinkhaus | mitchbrinkhaus@gmail.com | 612-597-0335 | 10525 Zenith Ave S | Bloomington | MN | 55431 |
| Lindsey | Hennings | linzabel@gmail.com | 651-785-7908 | 10625 Pinnacle Way | Woodbury | MN | 55129 |
| Denise | Johnson | dmj3826ss@gmail.com | 612-743-7486 | 3955 Reservoir Blvd | Columbia Heights | MN | 55421 |
| Heidi | Gibson | gibson82@comcast.net | 763-439-4837 | 3955 Reservoir Blvd | Columbia Heights | MN | 55421 |
| Matt | Schomaker | Mlschomaker@yahoo.com | 612-770-6288 | 13625 Granstrom Cir | Dayton | MN | 55327 |
| ~~Lee~~ | ~~Dalenberg~~ | ~~lee.dalenberg@gmail.com~~ | ~~970-769-8471~~ | ~~Transferred to Kian and Seamus~~ | ~~Minneapolis~~ | ~~MN~~ | ~~55412~~ |
| Jack | Corrigan | Corriganjw@gmail.com | (763) 234-7823 | 3936 Ulysses St Ne | Columbia Heights | MN | 55421 |
| Annie | Lewine | aelewine@gmail.com | (917) 621-6926 | 3936 Ulysses St Ne | Columbia Heights | MN | 55421 |
| Sean | Feeney | SeanFromIT@gmail.com | 513-876-5836 | 5080 Edinburgh Way | Big Lake | MN | 55309 |
| Brittany | Feeney | princessbmh88@gmail.com | 812-244-3653 | 5080 Edinburgh Way | Big Lake | MN | 55309 |
| Holly | Harms | hharms82@gmail.com | 612-990-7682 | 4001 Zane Ave. N. | Robbinsdale | MN | 55422 |
| Colin | Poe | poe_colin@yahoo.com | 612-709-2351 | 12308 Oak Leaf Ct. | Burnsville | MN | 55337 |
| Bob | Poe | Poes42@charter.net | 612-965-7016 | 21049 Honeycomb Ct. | Lakeville | MN | 55044 |
| Tim | Bolnick | bolnickt@gmail.com | 763-210-8671 | 12045 Zea St. | Coon Rapids | MN | 55433 |
| Ron | Wulfkuhle | rwulfkuhle@hotmail.com | 402-639-6105 | 2900 Forest Rd. | Chaska | MN | 55318 |
| Luke | Peterson | lucas.peterson@wellsfargo.com | 612-269-2585 | 7438 Kahler Ct. | Otsego | MN | 55301 |
| Ali | Peterson | alipeterson@gmail.com | 763-245-6626 | 7438 Kahler Ct. | Otsego | MN | 55301 |
| Patrick | Ackerman | ackermanpw@gmail.com | 612-414-6931 | 2923 Fillmore St. NE | Minneapolis | MN | 55418 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Alison | Bey | albey01@gmail.com | 651-335-1291 | 2923 Fillmore St. NE | Minneapolis | MN | 55418 |
| Bob | LaBrec | keaton213@comcast.net | 763-438-8553 | 3864 Keyes St. NE | Minneapolis | MN | 55421 |
| Sherri | LaBrec | llabrec@gmail.com | 763-438-8553 | 3864 Keyes St. NE | Minneapolis | MN | 55421 |
| Craig | Otto | craigotto@gmail.com | 952-463-8441 | 6255 Larch Ln N | Minneapolis | MN | 55569 |
| Mary | Morris | morrsmc@gmail.com | 763-370-8594 | 6255 Larch Ln N | Minneapolis | MN | 55569 |
| Andy | Gillund | andrewgillund@gmail.com | 612-202-0908 | 1074 26th Ave SE | Minneapolis | MN | 55414 |
| Carrie | Gillund | carriegillund@gmail.com | 612-756-2734 | 1074 26th Ave SE | Minneapolis | MN | 55414 |
| Brett | Moldenhauer | molde028@umn.edu | 952-836-5330 | 401 SE Main St #6033 | Minneapolis | MN | 55414 |
| Nathan | Hofer | hofstar22@hotmail.com | 651-208-9953 | 1220 Main St NE #15 | Minneapolis | MN | 55413 |
| Rod | Bustrom | rsbustrom@msn.com | 612-850-4175 | 6741 137th Ave N | Ramsey | MN | 55305 |
| Caleb | Morgan | 72monte@gmail.com | 763-234-9571 | 2107 university ave ne | Minneapolis | mn | 55418 |
| Jennifer | Gray | purpleelphnts@gmail.com | 612-309-6068 | 2107 University Ave NE | Minneapolis | MN | 55418 |
| Rose | Barry | rose.c.barry@gmail.com | 612-414-1554 | 726 James Ave. | St. Paul | MN | 55102 |
| Chris | Barry | crbarry11@gmail.com | 612-750-3366 | 726 James Ave. | St. Paul | MN | 55102 |
| Melissa | Gorman | melissamgorman@gmail.com | 651-587-0538 | 17374 Faraday Ln | Farmington | MN | 55024 |
| Zac | Ferree | zacofalltrades5@gmail.com | 952-6076956 | 17374 Faraday Ln | Farmington | MN | 55024 |
| Chris | Barth | cbarthrun@gmail.com | 609-405-9153 | 315 14th Ave. NE | Minneapolis | MN | 55413 |
| Ashley | Thorfinnson | athorfy@gmail.com | 952-818-2145 | 315 14th Ave. NE | Minneapolis | MN | 55413 |
| Greg | Sindberg | gsindberg@gmail.com | 651-260-9771 | 5850 Daniel Court | Shoreview | MN | 55126 |
| Lesley | Sindberg | l.s.sindberg@gmail.com | 612-819-6536 | 5850 Daniel Court | Shoreview | MN | 55126 |
| Cat | Peets | Cathrin.Peets@gmail.com | 952-258-3697 | 5107 Knox Ave N | Minneapolis | MN | 55430 |
| Mark | Pyka | mark.pyka@gmail.com | 651-675-9472 | 3511 Main St NE | Minneapolis | MN | 55418 |
| Melissa | Pyka | mmklesk@gmail.com | 952-250-7469 | 3511 Main St NE | Minneapolis | MN | 55418 |
| Raul | Otero | rauljotero@hotmail.com | 734-673-2963 | 9660 Vagabond Ln. N. | Maple Grove | MN | 55311 |
| Manuel | Millan | manuelmillan@mac.com | 787-538-1731 | 9660 Vagabond Ln. N. | Maple Grove | MN | 55311 |
| Steve | Loff | loffbrothers@comcast.net | 612-747-3955 | 5116 Medow Ridge | Edina | MN | 55439 |
| Jacob | Loff | jglof93@comcast.net | 952-693-1733 | 5116 Medow Ridge | Edina | MN | 55439 |
| Max | Woxland | mowoxland@gmail.com | 952-270-8287 | 532 36th Ave NE | Minneaolis | MN | 55418 |
| Holly | Hartung | holly.m.hartung@gmail.com | 608-572-2082 | 532 36th Ave NE | Minneaolis | MN | 55418 |
| Danika | Peterson | danikalynnpeterson@gmail.com | 763-670-1300 | 4719 Colfax Ave N | Minneapolis | MN | 55430 |
| Matt | Peterson | matt.peterson.103@gmail.com | 763-639-1679 | 4719 Colfax Ave N | Minneapolis | MN | 55430 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Eric | Wiederhold | 505thpathfinders@gmail.com | 763-234-4098 | 587 140th Lane NW | Andover | MN | 55304 |
| Sue | Paxton | supaxton@gmail.com | 763-427-0437 | 14527 Dakota St NW | Andover | MN | 55304 |
| Scott | Paxton | supaxton@gmail.com | 763-427-0437 | 14527 Dakota St NW | Andover | MN | 55304 |
| Shane | Bacon | baconshane@gmail.com | 612-217-4263 | 10 2nd St SE 208 | Minneapolis | MN | 55414 |
| Rachel | Sanzone | rlsanzo1123@gmail.com | 651-216-1365 | 10 2nd St SE 208 | Minneapolis | MN | 55414 |
| Gregory | Fouks | gfouks13@gmail.com | 715-222-5807 | 3219 Stinson Blvd | St. Anthony | MN | 55418 |
| Danielle | Yost | yostdog@gmail.com | 612-210-7782 | 36331 Jarvis St NW | Princeton | MN | 55371 |
| Josh | Bode | joshbode@q.com | 952-374-7211 | 36331 Jarvis St NW | Princeton | MN | 55371 |
| Dan | Perzel | danperzel@gmail.com | 763-786-1705 | 8793 Dunkirk Ct. | Blaine | MN | 55449 |
| Sean | Zumhofe | seanzumhofe@gmail.com | 320-260-7859 | 706 2nd Ave. NW | New Brighton | MN | 55112 |
| Nick | Marchuk | marchuk@msn.com | 952-334-1548 | 6909 Mark Terrace Drive | Edina | MN | 55439 |
| Nathan | Lund | n8opot8o@comcast.net | 651-226-2393 | 8629 Ideal Ave S | Cottage Grove | MN | 55016 |
| Jessica | Lund | jessialia@hotmail.com | 612-810-0389 | 8629 Ideal Ave S | Cottage Grove | MN | 55016 |
| David | Laes | shinakilt@gmail.com | 651-485-9080 | 8322 68th Street South | Cottage Grove | MN | 55016 |
| Christina | Laes | luves2cut@gmail.com | 651-485-9080 | 8322 68th Street South | Cottage Grove | MN | 55016 |
| Angie | Mengelkoch | scuzzyport@hotmail.com | | 3507 242 st. NE | Minneapolis | MN | 55418 |
| Jeff | Shellberg | Shellberg4655@comcast.net | | 10245 57th Ave N | Plymouth | MN | 55442 |
| John | Peterson | jmpeterson09@gmail.com | 262-402-7234 | 6324 Starlite Blvd. NE | Fridley | MN | 55432 |
| Mark | Wostal | mark@wostal.net | 361-658-7612 | 3404 Grand Ave S | Minneapolis | MN | 55408 |
| Mark | Fedor | | 763-228-6960 | 2821 McNairan | Minneapolis | MN | 55411 |
| Jessica | Gay | brasspocketmn@gmail.com | 320-260-6694 | 20763 Garden Grove Rd SE | Becker | MN | 55308 |
| Kyle | Gay | brasspocketmn@gmail.com | 320-260-6694 | 20763 Garden Grove Rd SE | Becker | MN | 55308 |
| Denise | Kirkland | dkirkland@gmail.com | 952-261--4911 | 2401 Gettysburg Ave S. | St. Louis Park | MN | 55426 |
| Chris | Kirkland | dkirkland@gmail.com | 962-850-4908 | 2401 Gettysburg Ave S. | St. Louis Park | MN | 55426 |
| Bill | Norman | wwn62@hotmail.com | 612-644-7465 | 1670 Granview CT #407 | Columbia Heights | MN | 55421 |
| Mona | Norman | wwn62@hotmail.com | 612-990-3164 | 1670 Granview CT #407 | Columbia Heights | MN | |
| Dennis | Fallon | mnarborist@gmail.com | 612-418-9756 | 1555 166 Ave. NE | Ham Lake | MN | 55304 |
| Tracy | Fallon | tfallon13@gmail.com | 612-481-5807 | 1555 166 Ave. NE | Ham Lake | MN | 55304 |
| Brigid | Cisek | brigidcisek@outlook.com | 612-801-6011 | 1534 Adams St. NE #1 | mpls | mn | 55413 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| David | Sroka | thunderkoko@yahoo.com | 612-802-8646 | 1534 Adams St. NE #1 | mpls | mn | 55413 |
| Kent | Block | Blockkent@yahoo.com | 414-486-5762 | 215 Broadway St NE #211 | Minneapolis | MN | 54413 |
| Mathew | O'Brien | mathewobrien241@gmail.com | 612-916-0214 | 4359 Penn Ave N. Mpls 55412 | Minneapolis | mn | 55412 |
| Kevin | Raway | kraway66@hotmail.com | 651-485-7952 | 19215 English Ae | Farmington | MN | 55024 |
| Karla | Raway | kraway66@hotmail.com | 651-485-7952 | 19215 English Ae | Farmington | MN | 55024 |
| Sheryl | Oestreich | oestreichsheryl@gmail.com | 612-419-8327 | 1510 Camelot LN | Fridley | MN | 55432 |
| Sanford | Lederfine | slederfine@comcast.net | 763-546-2688 | 1350 Douglas Dr. N | Golden Valley | MN | 55422 |
| Lorrane | Shambach | loranneshambach@gmail.com | 612-379-1958 | 659 Taylor Street NE | Minneapolis | MN | 55413 |
| Jack | Dressen | jrdressen@gmail.com | 320-491-2148 | 315 7th Ave N #422 | Minneapolis | MN | 55401 |
| Drew | Niemants | | | | | | |
| Brooke | Vagts | | N/A | 315 7th Ave N #422 | Minneapolis | MN | 55401 |
| Michael | Stein | langezo@yahoo.com | 612-599-6824 | 629 Monroe St. NE | Minneapolis | MN | 55413 |
| Teresa | Stein | iamsassy11@gmail.com | 612-599-5986 | 629 Monroe St. NE | Minneapolis | MN | 55413 |
| Jeff | Sparks | sparkstc8@gmail.com | 763-360-4576 | 14741 Potussion St NM | Ramsey | MN | 55303 |
| Shari | Sparks | sparkstc8@gmail.com | 763-360-4576 | 14741 Potussion St NM | Ramsey | MN | 55303 |
| ViAnn | Keller | svkeller@q.com | 651-636-3745 | 2848 Rice Creek Terrace | New Brighton | MN | 55112 |
| Stan | Keller | | 8/19/2018 651-636-3745 | 2848 Rice Creek Terrace | New Brighton | MN | 55112 |
| Andrew | Ericcson | | 8/19/2018 763-443-2622 | 12852 Nicollet Ave #101 | Burnsville | MN | 55337 |
| Nate | Hall | | 8/19/2018 920-606-6951 | 3554 Tyler St NE | Minneapolis | MN | 55418 |
| Kristen | Hall | kaspies@gmail.com | 952-239-5497 | 3554 Tyler St NE | Minneapolis | MN | 55418 |
| Dave | Jensen | Jema0601@gmail.com | 651-270-3744 | 1101 Main St NE #313 | Minneapolis | MN | 55413 |
| Ashley | Jensen | ashley.h.jensen@icloud.com | 612-840-9527 | 1101 Main St NE #313 | Minneapolis | MN | 55413 |
| Carrie | Bonde | carrieabrooks@gmail.com | 612-860-7006 | 6211 Edgemont Blvd N | Brooklyn Park | MN | 55428 |
| Chris | Bonde | cbonde5@gmail.com | 602-403-1998 | 6211 Edgemont Blvd N | Brooklyn Park | MN | 55428 |
| James | Anderson | jca343@yahoo.com | 303-304-9902 | 4532 Garfield Ave | Minneapolis | MN | 55419 |
| Yvette | Ruiz | yvetteru@aol.com | 612-756-8870 | 4532 Garfield Ave | Minneapolis | MN | 55419 |
| Chris | Larson | balancemsp@gmail.com | N/A | 3410 43rd Ave. S. | Minneapolis | MN | 55406 |
| Rob | Linden | balancemsp@gmail.com | N/A | 3410 43rd Ave. S. | Minneapolis | MN | 55406 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Ken | Oestreich | keugler@gmail.com | 763-291-8882 | 1510 Camelot Ln | Fridley | MN | 55432 |
| Charles | Hauschild | hauschch@yahoo.com | 612-272-3235 | 3332 Beard Ave. N | Robbinsdale | MN | 55422 |
| Ken | Sopcinski | kensopcinski@hotmail.com | 612-655-5792 | 2513 33rd Ave. NE | St. Anthony Village | MN | 55418 |
| Tom | Babineau | tj.babineau@gmail.com | 763-300-4090 | 12800 Able Street NE | Blaine | MN | 55434 |
| Benji | Loren | msp.bloren@gmail.com | 612-963-4130 | 5485 145th Ave. NW | Ramsey | MN | 55303 |
| Andy | Grzeskowiak | andrew.grzeskowiak@gmail.com | 763-442-5168 | 118 18th Ave. N | Hopkins | MN | 55343 |
| Tina | Grzeskowiak | tina.m.grzeskowiak@gmail.com | 952-452-6202 | 118 18th Ave. N | Hopkins | MN | 55343 |
| Hilmar | Wagner | hilmarwagner@comcast.net | 612-247-5447 | 1180 cushing circle #307 | St. Paul | mn | 55108 |
| sam | wagner | sam.wagner44@gmail.com | 612-247-5447 | 1180 cushing circle #307 | St. Paul | mn | 55108 |
| Jason | Zotalis | jason.zotalis@gmail.com | 612-720-6318 | 2814 Garfield St NE | Minneapolis | MN | 55418 |
| Shauna | Zotalis | shauna.zotalis@gmail.com | 763-639-6664 | 2814 Garfield St NE | Minneapolis | MN | 55418 |
| Paul | Grausem | grausampd@msm.com | 612-824-0819 | 5549 Bryant Ave So | Minneapolis | MN | 55419 |
| Dee | Grausem | grausampd@msm.com | 612-824-0819 | 5549 Bryant Ave So | Minneapolis | MN | 55419 |
| Gregory | Parks | cookiepants@mac.com | 612-810-5298 | 1788 Hennepin Ave. S. #19 | Minneapolis | mn | 55403 |
| Beth | Grimes | victrolavixen@gmail.com | 765-426-1967 | 1788 Hennepin Ave. S. #19 | Minneapolis | mn | 55403 |
| Deborah | Early | early016@comcast.net | 612-499-5120 | 8670 Polk St. NE | Blaine | MN | 55434 |
| Barry | Early | early016@comcast.net | 612-499-5120 | 8670 Polk St. NE | Blaine | MN | 55434 |
| Jon | Stoy | johnstoymail@gmail.com | 763-218-9760 | 12809 Able Sreet NE | Blaine | MN | 55434 |
| ~~Hollie~~ | ~~Dalenberg~~ | ~~dalen034@umn.edu~~ | ~~720-297-4717~~ | ~~Transferred Membership to Michelle Boone; Moved to CO~~ | ~~Minneapolis~~ | ~~MN~~ | ~~55412~~ |
| Michael | Giga | megiga@aol.com | 651-295-1608 | 1970 Bremmer ave | roseville | MN | 55113 |
| Casey | Martinez | martinez.casey@gmail.com | 612-360-5081 | 4026 6th St NE | Columbia Heights | MN | 55421 |
| Bob | Martinez | rjkenzler@gmail.com | 952-594-2355 | 4026 6th St NE | Columbia Heights | MN | 55421 |
| Mark | Klesk | markklesk@gmaill.com | 612-963-8029 | 4390 Enchanted Place | Shorewood | MN | 55364 |
| Bev | Klesk | markklesk@gmaill.com | 612-963-8029 | 4390 Enchanted Place | Shorewood | MN | 55364 |
| Clayton | Cox | clhm.cox@outlook.com | 651-319-3613 | 6482 Larkspur CT. | Corcoran | MN | 55340 |
| Heather | Cox | clhm.cox@outlook.com | 218-766-0749 | 6482 Larkspur CT. | Corcoran | MN | 55340 |
| David | Larson | dlarson553@yahoo.com | 763-464-9252 | 5980 4th ST. NE | Fridley | MN | 55432 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Loretta | Larson | dnllarson1983@yahoo.com | 763-464-9252 | 5980 4th ST. NE | Fridley | MN | 55432 |
| Susan | Forsythe | sforsythe83@gmail.com | 612-910-3727 | 26196 Hale CT | Wyoming | MN | 55092 |
| Dale | Seime | dksbakes@hotmail.com | 612-998-1127 | 2700 California St. NE | Minneapolis | MN | 55418 |
| Robyn | Janke | rkjanke@yahoo.com | 612-220-0686 | 2700 California St. NE | Minneapolis | MN | 55418 |
| Courtney | Collins | cjcollins913@gmail.com | 507-301-1190 | 11825 52nd Ave N | Plymouth | MN | 55442 |
| Grant | Collins | pypes24@yahoo.com | 952-270-5167 | 11825 52nd Ave N | Plymouth | MN | 55442 |
| James | Forsythe | cubbluman@gmail.com | 612-202-4512 | 26196 Hale CT | Wyoming | MN | 55092 |
| Bill | St. Peter | bill.stpeter@baesystems.com | 612-437-6799 | 17995 90th Pl N | Maple Grove | MN | 55311 |
| ~~Skip~~ | ~~Orlady~~ | ~~skiporlady@me.com~~ | ~~612-202-7230~~ | ~~2518 West 42nd St.~~ | ~~Minneapolis~~ | ~~MN~~ | ~~55410~~ |
| Kayla | Tucker | kaylabrysontucker@gmail.com | 814-335-5251 | 3000 Winnetka Ave. N. | Crystal | MN | 55427 |
| Tracy | Chenoski | tacorbett@stkate.edu | 612-481-7306 | 3021 Polk St. NE | Minneapolis | MN | 55418 |
| Gordon | Chenoski | gordon.chehoski@gmail.com | 612-910-7830 | 3021 Polk St. NE | Minneapolis | MN | 55418 |
| Matt | Lubich | mlubich5@gmail.com | 651-587-5880 | 2175 Radio Dr. | Woodbury | MN | 55125 |
| Megan | Riley | riley.mega@alumni.uwlax.edu | 608-799-6462 | 2175 Radio Dr. | Woodbury | MN | 55125 |
| Doug | Gramstad | gramstadster@gmail.com | 6123450547 | 10954 Isanti Ct NE | Blaine | MN | 55449 |
| Nicholas | Raway | nick.raway@hotmail.com | 651-485-7952 | 19215 English Ave | Farmington | MN | 55024 |
| Aylssa | Raway | kraway66@hotmail.com | 651-485-7952 | 19215 English Ave | Farmington | MN | 55024 |
| Tim | Sullivan | Timmsully@gmail.com | 612-759-1877 | 1201 45th Ave NE | Minneapolis | MN | 55421 |
| Ryan | Cruz | ryan.cruz@me.com | 651-808-0698 | 2900 Oregon Ave S | St.Louis Park | MN | 55426 |
| Ben | Calendine | bencalendine@gmail.com | 763-234-1081 | 5408 Malibu Drive | Edina | MN | 55436 |
| Beth | Mork | beth_mork@hotmail.com | 218-355-1298 | 273 George St W | St Paul | MN | 55107 |
| Andy | Mork | andymcoach@gmail.com | 218-213-2540 | 273 George St W | St Paul | MN | 55107 |
| Tammy | Nihart | janihart@msn.com | 763-571-9797 | 548 67th Ave NE | Fridley | MN | 55432 |
| James | Nihart | janihart@msn.com | 763-571-9797 | 548 67th Ave NE | Fridley | MN | 55432 |
| Derek | Montgomery | montyg222@gmail.com | 612-812-8282 | 619 Pascal St North | St Paul | MN | 55104 |
| Kayla | Montgomery | Andy4cards@comcast.net | 612-840-1560 | 619 Pascal St North | St Paul | MN | 55104 |
| Cara | Kyle | carapalmer2013@gmail.com | 651-246-1407 | 14048 Fondant Ave N | Hugo | MN | 55038 |
| Jason | Kyle | jkyle2106@yahoo.com | 715-218-2706 | 14048 Fondant Ave N | Hugo | MN | 55038 |
| Kory | Bonnell(Roe) | Bonnell-Roe | 763-248-1534 | 6150 St. Croix Ave N, Apt. 317 | Golden Valley | MN | 55422 |
| Michaelene | Schwai | Michaeleneschwai@gmail.com | 715-864-6853 | 6972 169th Lane NW | Ramsey | MN | 55303 |
| Austin | Schwai | schwaiaj@gmail.com | 715-864-6853 | 6972 169th Lane NW | Ramsey | MN | 55303 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Matt | Quanrud | mquanrud@css.edu | 507-259-5475 | 5135 Goldenrod :ane North | Plymouth | MN | 55442 |
| Jacy | Quanrud | jacy.quanrud@gmail.com | 218-244-6168 | 5135 Goldenrod :ane North | Plymouth | MN | 55442 |
| Joel | Hostager | joelhostager@gmail.com | 651-895-4686 | 3034 Knox Ave N | Minneapolis | MN | 55408 |
| Rachel | Freeman | rachelrfreem@gmail.com | 320-249-5496 | 4250 Zenith Ave S | Minneapolis | MN | 55410 |
| Darren | Reilly | darrenjreilly@gmail.com | 763-400-1350 | Did not fill out | | | |
| Pam | Reilly | pamelare@live.com | 763-497-3977 | Did not fill out | | | |
| Mike | Roe | msrred@msn.com | 763-248-1534 | 6150 St. Croix Ave N, Apt 317 | Golden Valley | MN | 55422 |
| Daniel | Stroik | stroi015@umn.edu | 858-243-7642 | 3719 Oliver Ave N. | Minneapolis | MN | 55412 |
| Susanna | Huggenberger | hugge020@umn.edu | 402-499-0109 | 3719 Oliver Ave N. | Minneapolis | MN | 55412 |
| Thom | Nolan | tnolan@thomasnolanlaw.com | 612-414-7214 | PO Box 583713 | Minneapolis | MN | 55458 |
| Dana | Jaques | jaquesdelnorte@gmail.com | 763-754-1776 | 2216 Quail Creek Pkwy | Blaine | MN | 55449 |
| Leonard | jaques | leonard_jaques@yahoo.com | 763-754-1776 | 2216 Quail Creek Pkwy | Blaine | MN | 55449 |
| Riley | Cullinane | rileycullinane@gmail.com | 218-851-3422 | 5500 Oliver Ave. S. | Minneapolis | MN | 55419 |
| Erin | Cullinane | ecullinane18@gmail.com | 612-599-5896 | 5500 Oliver Ave. S. | Minneapolis | MN | 55419 |
| Peter | DeMaio | pedemaio@gmail.com | 715-222-5556 | 3259 Pierce St. NE | Minneapolis | MN | 55418 |
| Ashley | Heerema | ashley.jo.heerema | 612-499-0759 | 3259 Pierce St. NE | Minneapolis | MN | 55418 |
| Mike | Felien | minnesnowta@hotmail.com | 763-772-6125 | 7812 Idaho LN N | Brooklyn Park | MN | 55445 |
| Deb | Felien | deb.felien@comcast.net | 763-670-2586 | 7812 Idaho LN N | Brooklyn Park | MN | 55445 |
| Nicole | Kor | nicoleannkor@gmail.com | 612-280-4005 | 8824 18th Ave. S. | Bloomington | MN | 55425 |
| Amy | Black | Ablack1722@gmail.com | 612-578-6449 | 4525 5th St NE | Minneapolis | MN | 55421 |
| ~~Aaron~~ | ~~Carity~~ | ~~aaron.carity@gmail.com~~ | ~~651-492-0810~~ | ~~7548 Alden Way NE~~ | ~~Fridley~~ | ~~MN~~ | ~~55432~~ |
| Kaj | Snow | klksnow@gmail.com | 720-352-8894 | 7548 Alden Way NE | Fridley | MN | 55432 |
| Theresa | Arlien | theresa.arlien@gmail.com | 952-356-4353 | 7808Shingle Creek Dr. | Brooklyn Park | MN | 55443 |
| Susan | Whitaker | suz2828@gmail.com | 612-889-3104 | 2956 Randolph St. NE | Minneapolis | MN | 55418 |
| Andie | Whitaker | andiemwhitaker@gmail.com | 612-889-5669 | 2956 Randolph St. NE | Minneapolis | MN | 55418 |
| John P | Miller | john_p_miller@yahoo.com | 612-801-5224 | 1562 Merganser Ct. | Lino Lakes | MN | 55038 |
| Troy | Bigalke | tbigalke@hotmail.com | 612-309-9597 | 11724 47th Ct. NE | St. Michael | MN | 55376 |
| Steve | Monson | samonson@comcast.net | 651-690-1147 | 1287 Pinehurst Ave | St. Paul | MN | 55116 |
| Andrea | Monson | samonson@comcast.net | 651-690-1147 | 1287 Pinehurst Ave | St. Paul | MN | 55116 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Ryan | Keith | ryanjohnkeith@gmail.com | 612-442-9550 | 1421 Marion St. | St. Paul | MN | 55117 |
| Charles | Lane | charlesdavidlane@gmail.com | 763-203-0560 | 501 w. franklin Ave. #200 | Minneapolis | MN | 55405 |
| Elise | Durgih | elisenmead@gmail.com | 763-257-7779 | 3850 Noble Ave. N. | Robbinsdale | MN | 55422 |
| Kyle | Durgin | kyledurgin@gmail.com | 763-234-9550 | 3850 Noble Ave. N. | Robbinsdale | MN | 55422 |
| Blaise | Curry | blaise.curry@gmail.com | 206-351-4489 | 2220 E 35th ST | Minneapolis | MN | 55407 |
| Laura | Winge | laurawinge@comcast.net | 612-237-8367 | 12378 94th Ave N. | Maple Grove | MN | 55369 |
| Rob | Winge | winge@comcast.net | 612-237-8367 | 12378 94th Ave N. | Maple Grove | MN | 55369 |
| Gene | Danilenko | gdanilenko@gmail.com | 612-597-5801 | 3129 Dakota Ave S. | St. Louis Park | MN | 55416 |
| Jeff | Mueller | jefmueller@hotmail.com | 612-226-5801 | 3129 Dakota Ave S. | St. Louis Park | MN | 55416 |
| Peter | Meyer | pmeyer-152K2@cs.com | 612-716-1580 | 2604 como ave SE | Minneapolis | MN | 55414 |
| Trish | Demko | tgubson@gmail.com | 651-301-9082 | 5911 3rd st. NE | Fridley | MN | 55432 |
| Blair | Demko | bdemko11@gmail.com | 612-483-8170 | 5911 3rd st. NE | Fridley | MN | 55432 |
| Kevin | Newland | bdemkoll@gmail.com | 612-483-8170 | 2901 30th Ave NE | St. Anthony | MN | 55418 |
| Laura | Newland | bdemkoll@gmail.com | 612-483-8170 | 2901 30th Ave NE | St. Anthony | MN | 55418 |
| Katie | Ballalatak | kballalatak@gmail.com | 763-257-5506 | 976 Hague Ave | St Paul | MN | 55104 |
| Jesse | Mortenson | jessemortenson@gmail.com | 651-442-5734 | 3208 24th Ave S | Minneapolis | MN | 55406 |
| Ted | Lillehei | tlillehei@comcast.net | 612-865-0224 | 2820 Benton Blvd | Minneapolis | MN | 55416 |
| Susan | Stephen | sstephan01@gmail.com | 612-644-6736 | 5100 Danens Drive | Edina | MN | 55439 |
| James | Stephen | jestephan01@gmail.com | 612-599-2181 | 5100 Danens Drive | Edina | MN | 55439 |
| Kayla | Phillips | kstrait1311@gmail.com | 612-750-0589 | 4108 Madalyn Pl | Robbinsdale | MN | 55422 |
| Anny | Phillips | annyc@icloud.com | 952-807-5225 | 4108 Madalyn Pl | Robbinsdale | MN | 55422 |
| Luke | Kannel | lkannel@gmail.com | 715-559-2165 | 2511 Upton Ave N | Minneapolis | MN | 55411 |
| Nicole | Vuchetich | vuch13@gmail.com | 715-563-0496 | 2511 Upton Ave N | Minneapolis | MN | 55411 |
| Kevin | Newland | newlandk@gmail.com | 612-203-3952 | 2901 30th Av NE | St Anthony | MN | 55418 |
| Laura | Newland | laurasmora101@gmail.com | 269-330-9788 | 2901 30th Av NE | St Anthony | MN | 55418 |
| Shaun | Wakaruk | shaun.wakaruk@convergint.com | 763-286-1830 | 241 Rice Creek Terrace | Fridley | MN | 55432 |
| Brad | Johnson | bmjohn04@gmail.com | 651-775-0596 | 2778 88th Ln | Blaine | MN | 55449 |
| Butch | Wakaruk | bwakanuk@icloud.com | 612-220-8330 | 1603 Washington St NE #5 | Minneapolis | MN | 55413 |
| Ryan | Hilliard | ryhilliard@gmail.com | 612-237-2065 | 3134 Johnson St NE | Minneapolis | MN | 55418 |
| Sean | Salzer | smsalzer@gmail.com | 952-261-7923 | 3134 Johnson St NE | Minneapolis | MN | 55418 |
| Katie | Ballalatak | kballalatak@gmail.com | 763-257-5506 | 976 Hague Ave | St. Paul | MN | 55104 |

| Trent | Foell | trentonfoell@gmail.com | 612-250-2781 | 3109 Edgemere Ave | St. Anthony | MN | 55418 |
|---|---|---|---|---|---|---|---|
| Nora | Paul | npaul@umn.edu | 612-670-5291 | 2900 Thomas Ave. S. #1923 | Minneapolis | MN | 55416 |
| Ron | Miller | therimler@comcast.net | 612-987-3519 | 7124 78th Ave. N. | Brooklyn Park | MN | 55445 |
| Deb | Miller | debbins@comcast.net | 612-987-2519 | 7124 78th Ave. N. | Brooklyn Park | MN | 55445 |
| Kerry | Ferrario | kerryferrario@gmail.com | 320-282-4317 | 3633 Lincoln St. NE | Minneapolis | MN | 55418 |
| Andy | Ecker | ecker.andrew.r@gmail.com | 320-224-2973 | 3633 Lincoln St. NE | Minneapolis | MN | 55418 |
| Keith | Eliason | keitheliason@q.com | 612-840-6846 | 4623 2nd St. NE | Fridley | MN | 55421 |
| Dave | Kellner | kellnerd@gmail.com | 763-807-4022 | 9951 Madison St. NE | Blaine | MN | 55434 |
| Charles | Steinhaus | csteinhaus@msn.com | 763-202-8119 | 7224 Aldrich Ct. | Brooklyn Park | MN | 55430 |
| Karen | Steinhaus | csteinhaus@msn.com | 763-202-8119 | 7224 Aldrich Ct. | Brooklyn Park | MN | 55430 |
| Tom | Franklin | tomrob603@gmail.com | 763-290-2271 | 9914 penn ave. s. | Bloomington | mn | 55431 |
| Anne | Franklin | labradoritosky@gmail.com | 952-884-7209 | 9914 penn ave. s. | Bloomington | mn | 55431 |
| Michael | Murphy | mickwmurph@gmail.com | 612-369-0062 | 690 Blair Ave. apt 1 | St. Paul | MN | 55104 |
| Katheryn | Bartee | kdbartee425@gmail.com | 612-802-2174 | 690 Blair Ave. apt 1 | St. Paul | MN | 55104 |
| James | Cisek | cisekjames57@gmail.com | 612-802-6064 | 2520 West Armour Terrace | St. Anthony | MN | 55418 |
| Anne | Cisek | annecisekrd@gmail.com | 612-501-3508 | 2520 West Armour Terrace | St. Anthony | MN | 55418 |
| Joseph | Klimek | jklimek@msn.com | 763-226-7726 | 4560 Halifax Ave N | Robbinsdale | MN | 55422 |
| Sue | Klimek | sue.klimek15@gmail.com | 763-227-1184 | 4560 Halifax Ave N | Robbinsdale | MN | 55422 |
| Cassy | Klein | cassandraklein3890@gmail.com | 651-315-0381 | 706 2nd Ave NW | New Brighton | MN | 55112 |
| Billy | McCue | mccu0320@umn.edu | 763-354-9286 | 2717 E 32nd St. Apt #1 | Minneapolis | MN | 55406 |
| Annie | Luke | amluke11@gmail.com | 320-491-7265 | 2717 E 32nd St. Apt #1 | Minneapolis | MN | 55406 |
| Bryan | Schachtele | b_schac@hotmail.com | 612-716-9874 | 3517 Skycroft Dr. | St. Anthony | MN | 55418 |
| Peter | Euphosin | peter.euphosin@gmail.com | 612-232-6263 | 2515 3rd St NE | Minneapolis | MN | 55418 |
| Mindy | Euphosin | mindyeuphosin@gmail.com | 612-325-3767 | 2515 3rd St NE | Minneapolis | MN | 55418 |
| Nathan | Johnson | nmjohnson1455@gmail.com | 612-710-0627 | 748 N 3rd St unit 601 | minneapolis | MN | 55401 |
| Jessica | Johnson | jessica.e.johnson@icloud.com | 612-719-0448 | 748 N 3rd Stunit 601 | minneapolis | MN | 55401 |
| David | Grant | davidgrant320@gmail.com | 651-431-8982 | 1679 Chatham Ave | Arden Hills | MN | 55112 |
| Linda | Grant | linda.grant747@gmail.com | 651-428-4187 | 1679 Chatham Ave, Arden Hills | Arden Hills | MN | 55112 |
| Tom | Kuhl | tdkuhl@gmail.com | 651-341-0803 | 4900 Madison St. NE | Columbia Heights | MN | 55421 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Jen | Kuhl | jazzmin19@gmail.com | 612-889-8244 | 4900 Madison St. NE | Columbia Heights | MN | 55421 |
| Sean | Roy | roys10264@gmail.com | 612-432-9677 | 10264 Scarborough Circle | Bloomington | MN | 55437 |
| Lori | Roy | | | 10264 Scarborough Circle | Bloomington | MN | 55437 |
| Shawn | Johnson | s.johnson@computer.org | 612-859-7987 | 8521 Oakview Way N | Maple Grove | MN | 55369 |
| Will | Holway | skierandbiker@gmail.com | 612-701-9322 | 4738 Aldrich Ave N | minneapolis | MN | 55430 |
| Louise | Roberts | louise.roberts4@gmail.com | 612-619-0774 | 1137 44 1/2 Ave. NE | Columbia Heights | MN | 55421 |
| Emily | Weltzin | emily.weltzin@marquette.edu | 507-475-0644 | 8501 Goodhue St. NE | Blaine | MN | 55444 |
| Russ | Johnson | rj4engines@yahoo.com | 612-865-7914 | 4931 Sheridan Ave. N | minneapolis | MN | 55430 |
| Margie | Johnson | breckson4931@yahoo.com | 612-803-0295 | 4931 Sheridan Ave. N | minneapolis | MN | 55430 |
| Chris | Horton | chorton100@gmail.com | 763-913-4150 | 4265 Kingsview Ln. N. | Plymouth | MN | 55446 |
| Isacc | Redig | izarok@yahoo.com | 773-315-1051 | 1800 Timberline Tr. | Minnetonka | MN | 55305 |
| Anthony | Marinello | go4hockey1@hotmail.com | 715-579-7995 | 2325 7th St NE | minneapolis | MN | 55418 |
| Tim | Hoeft | t.hoeft@icloud.com | 651-323-3590 | 17381 91st Pl N | Maple Grove | MN | 55311 |
| Rebecca | Hoeft | t.hoeft@icloud.com | 651-323-3590 | 17381 91st Pl N | Maple Grove | MN | 55311 |
| Jeremy | Beer | jbeer1@rocketmail.com | 763-639-0759 | 481 127th Lane | Coon Rapids | MN | 55448 |
| Steve | Halverson | rockmanhalv@gmail.com | 218-341-3860 | 2026 east 4th st | dulth | mn | 55812 |
| Nawang | Bajracharya | imnawang@hotmail.com | 612-234-5592 | 3061 zarthan ave S | St. Louis Park | MN | 55416 |
| Michael | Isenberg | misenberg13@gmail.com | 612-327-9295 | 7608 elm grove circle | new hope | MN | 55428 |
| Allison | Isenberg | allisonIsenberg@gmail.com | 763-458-2432 | 7608 elm grove circle | new hope | mn | 55428 |
| Michael | Kromrey | purple_elephant00@yahoo.com | 612-701-2955 | 1069 217th Ln NE | East Bethel | MN | 55011-9807 |
| Erin | Kromrey | eekromrey@gmail.com | 612-598-1061 | 1069 217th Ln NE | East Bethel | MN | 55011-9807 |
| Jacob | Ruhland | jakeruhland@gmail.com | 612-702-3259 | 5120 37th Ave S | Minneapolis | MN | 55417 |
| Lindsey | Ruhland | lindseyruhland@gmail.com | 507-319-7123 | 5120 37th Ave S | Minneapolis | MN | 55417 |
| Jason | Dahl | jrobertdahl@gmail.com | 952-412-6323 | 1517 26th Ave NE | Minneapolis | MN | 55418 |
| Michael | Odegaard | meodegaard5@gmail.com | 612-703-6227 | 5940 St. Croix Ave N | Golden Valley | MN | 55422 |
| Wesley | Maschke | masch057@umn.edu | 763-2276970 | 5940 St. Croix Ave N | Golden Valley | MN | 55422 |
| Kevin | Fitzhenry | k_fitzhenry@msn.com | 763-957-9888 | 5757 Regent Ave N | Crystal | MN | 55429 |
| Kathy | Fitzhenry | postalfitz@gmail.com | 763-732-8136 | 5757 Regent Ave N | Crystal | MN | 55429 |
| Brian | Fetyko | bpfetyko@aol.com | 612-205-4367 | 2727 Ulysses St. NE | Minneapolis | MN | 55418 |
| Cameo | Fetyko | cafetyko@gmail.com | 952-240-6990 | 2727 Ulysses St. NE | Minneapolis | MN | 55418 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Jennifer | Lillehei | jjlillehei@gmail.com | | 2820 Benton BLVD | Minneapolis | MN | 55416 |
| Duncan | Grant | duncan8r@hotmail.com | 248-224-1655 | 5600 34th Ave N. | Crystal | MN | 55422 |
| teri | Martin | tmartin121@hotmail.com | 320-224-9331 | 720 Walnut St NE | Hutchinson | MN | 55350 |
| Jay | Martin | tmartin121@hotmail.com | 320-224-9331 | 720 Walnut St NE | Hutchinson | MN | 55350 |
| Steven | Olson | steve_olson@comcast.net | 651-762-8666 | 414 Hidden Oaks Ct | Mahtomedi | MN | 55115 |
| Jordan | Wolfer | wolferjordan5@gmail.com | 952-446-5412 | 2936 18th Ave E | Shakopee | MN | 55379 |
| Mitch | Nemmers | mitch.nemmers@gmail.com | 303-941-5139 | 3222 Hayes St NE | Minneapolis | MN | 55418 |
| John | Honsa | johninslp@gmail.com | 612-327-6082 | 2931 Sumter Ave S | St. Louis Park | MN | 55426 |
| Leo | Schultz | schultzleo@yahoo.com | 612-849-6709 | 3318 63rd Ave N | Brooklyn Center | MN | 55429 |
| Craig | Nelson | ivernelson@aol.com | 612-227-8763 | 3318 63rd Ave N | Brooklyn Center | MN | 55429 |
| Mike | Reed | mdreed.music@gmail.com | 612-532-8668 | 8224 Sumter Ave N | Brooklyn Park | MN | 55445 |
| Adam | Perkins | adamperkins01@hotmail.com | 763-221-4691 | 9935 Russell Ave N #10 | Brooklyn Park | MN | 55444 |
| Angela | Johnson | johnson3407@gmail.com | 651-955-2955 | 2134 Beam Ave E | Mapelwood | MN | 55109 |
| Michelle | Lundquist | smilymi@msn.com | 651-592-7387 | 408 Summit Ln | Burnsville | MN | 55337 |
| Bryan | Lundquist | lundquist.hunt@gmail.com | 651-724-3204 | 408 Summit Ln | Burnsville | MN | 55337 |
| Steve | Freitag | stevenfreitag@yahoo.com | 763-568-4313 | 14056 Raven St NW | Andover | MN | 55304 |
| Steve | Quayle | crazylegs@usfamily.net | 763-807-9668 | 4980 Hamlet Ave N | Oakdale | MN | 55128 |
| Aaron | Marks | ntertainer333@gmail.com | 920-960-5670 | 614 Jefferson St NE | Minneapolis | MN | 55413 |
| Tayler | Loiselle | taylerloiselle@gmail.com | 651-216-6890 | 614 Jefferson St NE | Minneapolis | MN | 55412 |
| Mark | Wendt | wendt80@gmail.com | 206-371-2524 | 1807 Spring Valley | Golden Valley | MN | 55422 |
| Abbie | Zahler | aezahler@gmail.com | 206-370-2927 | 1807 Spring Valley | Golden Valley | MN | 55422 |
| Mitchell | Thomson | mitchell.wickline@gmail.com | 858-776-6771 | 4130 Brigadoon Drive | Shoreview | MN | 55126 |
| Elizabeth | Lim | eclim11@gmail.com | 651-366-7968 | 4130 Brigadoon Drive | Shoreview | MN | 55126 |
| Elizabeth | Baden | lizzy.baden@gmail.com | 218-779-4189 | 2228 Madison St NE | Minneapolis | MN | 55418 |
| Luke | Hofland | 09hofllu@gmail.com | 218-639-4299 | 2228 Madison St NE | Minneapolis | MN | 55418 |
| David | Kutzler | dakutzpad@aol.com | 612-798-1678 | 6719 Clinton Ave S | Richfield | MN | 55423 |
| Gary | Juntunen | gjunts@gmail.com | 612-327-2591 | 2505 Innsbruck TRL | New Brighton | MN | 55112 |
| Dale | Gustafsen | riseandshine946@hotmail.com | 763-572-9335 | 2320 Chalet Dr NE | Columbia Heights | MN | 55421 |
| Lee | Burke | bouree59@gmail.com | 612-501-3894 | 2320 Chlaet Dr NE | Columbia Heights | MN | 55421 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Steve | Wineman | wino222@comcast.net | 763-222-4589 | 9424 James Ave N | Brooklyn Park | MN | 55444 |
| Sawyer | Buttweiler | sawyerbuttweiler@gmail.com | 605-530-1287 | 1010 43rd Ave NE | Columbia Heights | MN | 55421 |
| Jade | Buttweiler | rossj8816@gmail.com | 605-530-1287 | 1010 43rd Ave NE | Columbia Heights | MN | 55421 |
| Jeff | Wood | jeff.wood028@gmail.com | 612-201-6431 | 1507 Madison St NE | Minneapolis | MN | 55413 |
| Brenna | Wood | brennawood328@gmail.com | 202-427-8065 | 1507 Madison St NE | Minneapolis | MN | 55413 |
| Lon | LeVitre | lmjlevitre@comcast.net | 612-490-9549 | 8016 June Ave N | Brooklyn Park | MN | 55443 |
| MUSA Kickball (Tyler Dierin | | musakickballmn@gmail.com | 612-481-7726 | | | | |
| Margaret | LeVitre | lmjlevitre@comcast.net | 763-412-7373 | 8016 June Ave N | Brooklyn Park | MN | 55443 |
| Phillip | Warumzor | pwarumzer@gmail.com | 612-867-2074 | 1108 11th Ave SE | Minneapolis | MN | 55414 |
| Jeffrey | Traeger | jeffrey.traeger@gmail.com | 515-979-4881 | 5242 6th St NE | Columbia Heights | MN | 55421 |
| Jessica | Schuette | schuettejj@gmail.com | 763-516-2730 | 5242 6th St NE | Columbia Heights | MN | 55421 |
| Denis | Halleron | dhalleron@gmail.com | 612-720-3193 | 1014 Carriage Way | Cologne | MN | 55322 |
| Julie | Golden | jrgolden26@gmail.com | 612-718-1433 | 1014 Carriage Way | Cologne | MN | 55322 |
| Barb | Londo | barblondo@hotmail.com | 651-278-2374 | 380 Viking Dr E | Maplewood | MN | 55117 |
| Mike | Londo | malondo55@gmail.com | 651-278-2382 | 380 Viking Dr E | Maplewood | MN | 55117 |
| Sasha | Beckrich | sasha.beckrich@gmail.com | 612-597-5242 | 4809 W 85th St | Bloomington | MN | 55437 |
| Nate | Beckrich | nate.beckrich@gmail.com | 612-597-4985 | 4809 W 85th St | Bloomington | MN | 55437 |
| Dan | Laabs | daniel.laabs@lennar.com | 952-258-3759 | 9620 Independance Cir. Unit 2 | Chanhassen | MN | 55317 |
| Julie | Laabs | laabsdjt@msn.com | 952-797-4490 | 9620 Independance Cir. Unit 2 | Chanhassen | MN | 55317 |
| Tim | Brausen | Tim.harley.brausen2@gmail.com | 763-286-3426 | 240 Twilight Ter. | Circle Pines | MN | 55014 |
| George | Porter | gporter470@gmail.com | 651-500-1978 | 5745 159th St N | Hugo | MN | 55038 |
| Peter | Yelle | pete.yelle58@gmail.com | 612-718-1384 | 521 2nd St SE | Minneapolis | MN | 55414 |
| Doug | Dye | doug.dye@ahschools.us | 763-245-3445 | 11510 Eldorado St | Coon Rapids | MN | 55433 |
| Joseph | Wolf | bmwk75c@aol.com | 763-432-9821 | 3842 Main St NE | Columbia Heights | MN | 55421 |
| Tom | Schultz | itjschultz@aol.com | 612-366-7623 | 3842 Main St NE | Columbia Heights | MN | 55421 |
| Lonney | Eckenrode | lte0828@comcast.net | 763-232-4939 | 6844 Colfax Ave NE | Brooklyn Center | MN | 55430 |
| Joanne | Eckenrode | joanne.eckenrode@comcast.net | 763-232-4758 | 6844 Colfax Ave NE | Brooklyn Center | MN | 55430 |
| Deb | Rohan | deborahrohan1@gmail.com | 612-703-3516 | 4100 Edin Brook Terr. | Brooklyn Park | MN | 55443 |
| Dave | Rybak | Gift. will add later | 612-366-4864 | 5725 `37th Ave. NE | Columbus | MN | 55014 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Barry | Wadsworth | barrywadsworth@protonmail.com | 612-791-3920 | 637 36th Ave NE | Minneapolis | MN | 55418 |
| Shane | Johnson | kleinyfan@yahoo.com | 763-464-5702 | 9456 Magnolia Way N | Maplegrove | MN | 55369 |
| Jodi | Johnson | jodibabbitt@yahoo.com | 763-464-5460 | 9456 Magnolia Way N | Maplegrove | MN | 55369 |
| Shawn | Johnson | shawnjohnson91@hotmail.com | 651-261-9446 | 16995 Weaver Lake Drive | Maplegrove | MN | 55311 |
| Maya | Nishikawa | mayanishikawa@yahoo.com | 612-803-1846 | 16995 Weaver Lake Drive | Maplegrove | MN | 55311 |
| Matthew | Stellpflug | mjrstell@gmail.com | 612-810-6500 | 3622 3rd St NE | Minneapolis | MN | 55418 |
| Maia | Rumpho | petprojectrescue@gmail.com | 612-207-0602 | 3622 3rd St NE | Minneapolis | MN | 55418 |
| Paul | Vincent | vincentpaul1011@gmail.com | 612-483-0704 | 4429 Quincy St NE | Minneapolis | MN | 55421 |
| Patrick | Taylor | redhouseblues1@yahoo.com | 612-600-2850 | 8593 Crimson Way | Inver Grove Heights | MN | 55076 |
| Jill | Taylor | jillzank@yahoo.com | 651-208-0536 | 8593 Crimson Way | Inver Grove Heights | MN | 55076 |
| Stacy | Bigalke | stacybigalke@gmail.com | | 11724 47th Ct NE | St. Michael | MN | 55376 |
| Brendan | Tupa | brendantupa@msn.com | 612-201-8003 | 12110 18th Ave N | Plymouth | MN | 55441 |
| Cindy | Tupa | hoggarthc@msn.com | 763-478-7835 | 12110 18th Ave N | Plymouth | MN | 55441 |
| Phillip | Morin | phillipmorin@gmail.com | 763-350-3215 | 3404 Louisiana Ave N | Crystal | MN | 55427 |
| Greg | Finzell | greg@rondoch.org | 651-647-0862 | 1183 Ashland Ave. | St. Paul | MN | 55104 |
| Barb | Broen | barb@broen.net | 651-647-0862 | 1183 Ashland Ave. | St. Paul | MN | 55104 |
| Jessica | Rudd | ilovebeerfromhere@gmail.com | 612-751-9105 | 5516 33rd Ave. S. | Minneapolis | MN | 55417 |
| Jake | Rudd | ruud_31@msn.com | 763-442-4361 | 5516 33rd Ave. S. | Minneapolis | MN | 55417 |
| Brandon | Baeten | bbaeten126@gmail.com | 920-366-6126 | 4531 Boone Ave. N | New Hope | MN | 55428 |
| Paige | Baeten | pwade310@gmail.com | 920-360-9233 | 4531 Boone Ave. N | New Hope | MN | 55428 |
| Jane | Norman | jjmsp2000@yahoo.com | 612-822-9338 | 3649 Byrant Ave S | Minneapolis | MN | 55409 |
| Ryan | Wachtel | rnwachtel@gmail.com | 651-500-8355 | 6108 Wentworth Ave | Minneapolis | MN | 55419 |
| Danel | Bubna | drbubna@gmail.com | 612-239-1598 | 4218 Vincent Ave N | Minneapolis | MN | 55412 |
| Matt | Yetter | mymy88@gmail.com | 612-729-1937 | 4153 43rd St S | Minneapolis | MN | 55406 |
| Craig | Dolby | cdolby66@gmail.com | 651-276-8956 | 6828 262nd St | Wyoming | MN | 55092 |
| Terry | Raether | terry.raether@gephartelectric.com | 763-331-4638 | 17442 Hiawatha Beach Dr. | Ham Lake | MN | 55304 |
| Andrew | Kleckner | arkleckner@gmail.com | 612-578-9991 | 3315 NE McKinley St | Minneapolis | MN | 55418 |
| Ryan | Julien | ryanjulien@hotmail.com | 612-327-8449 | 298 Pleasure Creek Dr | Blaine | MN | 55434 |
| Ron | Grogg | ron.grogg@gmail.com | 651-633-7057 | 561 Rolls Road | New Brighton | MN | 55112 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Stephanie | Grogg | stephaniejgrogg@gmail.com | 612-208-2145 | 561 Rolls Road | New Brighton | MN | 55112 |
| Cindee | Geach | cintastic@gmail.com | 612-781-3687 | 2743 Randolph St NE | Minneapolis | MN | 55418 |
| Daniel | Buskirk | dsbuskirk@gmail.com | 651-285-6130 | 1881 Courty Rd E East | White Bear Lake | MN | 55110 |
| Michael | Buskirk | buskirk1@aol.com | 651-276-8306 | 5215 W Bald Eagle Blvd. | White Bear Lake | MN | 55110 |
| Phil | Mayden | pmayden@comcast.net | 763-717-7336 | 5144 Long Lake Rd. | Mounds View | MN | 55112 |
| Patti | Mayden | pmayden@comcast.net | 763-717-7336 | 5144 Long Lake Rd. | Mounds View | MN | 55112 |
| Lisa | Duda | lduda88@yahoo.com | 6126367905 | 8340 Fremont Ave S, | Bloomington | MN | 55420 |
| Steve | Molander | steve@stevemolander.com | 763-458-7473 | 14635 Edgewood Road | Rogers | MN | 55374 |
| Jonathan | Jaworski | jonathanejaworski@gmail.com | 763-498-1718 | 1605 Ash Street | Hugo | MN | 55038 |
| Daniel | Grove | dannyg221@hotmail.com | 651-470-9340 | 1605 Ash Street | Hugo | MN | 55038 |
| needs to pay) | Maslowski | joshmaslowski@gmail.com | 612-868-6907 | 2563 Monterey Ave | St. Louis Park | MN | 55416 |
| needs to pay) | Maslowski | sjmaslowski@gmail.com | 612-868-6907 | 2563 Monterey Ave | St. Louis Park | MN | 55416 |
| Mark | Ferry | markjferry@gmail.com | 952-237-3041 | 154 Babcock Lane | Wayzata | MN | 55391 |
| Mark | Jedele | mark.jedele@gmail.com | 612-247-2820 | 3300 Xanthus Ln N | Plymouth | MN | 55447 |
| Vicki | Epper | oojonli@gmail.com | 763-486-6412 | 3808 Sunset Rd N | Brooklyn Park | MN | 55443 |
| Tom | Heille | tomh251@gmail.com | | 1255 Belmont Ln W | Roseville | MN | 55113 |
| Darielle | Dannen | darielled@gmail.com | 612-991-5744 | 569 36 1/2 Ave NE | Minneapolis | MN | 55418 |
| Mike | Broton | michaelbroton@gmail.com | 612-801-7259 | 569 36 1/2 Ave NE | Minneapolis | MN | 55418 |
| Dana | Myers | ebayer4567@gmail.com | 612-751-4134 | 1338 Awatukee Trail | Hudson | MN | 54016 |
| Allison | Thrash | allison@thrash.us | 651-247-7520 | 2211 Fernwood St. | Roseville | MN | 55113 |
| Zan | Thrash | zanthrash@gmail.com | 651-247-7350 | 2211 Fernwood St. | Roseville | MN | 55113 |
| Joe | Thiessen | Gift. will add later | 320-290-0943 | 4005 Reservoir Blvd | Columbia Heights | MN | 55421 |
| Lacey | Thiessen | Gift. will add later | 320-491-6151 | 4005 Reservoir Blvd | Columbia Heights | MN | 55421 |
| Joel | Reiss | joel_reiss@yahoo.com | 612-267-6627 | 2622 Mckinley St NE | Minneapolis | MN | 55418 |
| Shira | Feldman | shirafeldman@yahoo.com | 612-990-9559 | 2622 Mckinley St NE | Minneapolis | MN | 55418 |
| Hija | Mwadini | hmwadini@gmail.com | 612-834-9725 | 9742 Ives Lane N | Maple Grove | MN | 55369 |
| Dan | Wolff | dan@mplsmake.com | 612-229-5009 | 3757 3rd St NE | Columbia Heights | MN | 55421 |
| Theo | Knaeble | theo@mplsmake.com | 507-384-1856 | 3757 3rd St NE | Columbia Heights | MN | 55421 |
| Zachary | Boris | zachary.boris@gmail.com | 763-226-5848 | 16638 72nd CT NE | Otsego | MN | 55330 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Eric | Alexander | abugarcia@gmail.com | 952-484-2112 | 3405 Quebec Ave S | St. Louis Park | MN | 55426 |
| Nick | Beattie | nebeattie@gmail.com | 612-501-5575 | 849 Hague Ave | St. Paul | MN | 55104 |
| Kimberly | Williams | nickerly.household@gmail.com | 701-516-4407 | 849 Hague Ave | St. Paul | MN | 55104 |
| John | Pederson | johnpedersen42@gmail.com | 651-470-7814 | 8048 Scott Ave N | Brooklyn Park | MN | 55443 |
| David | Koski | dbkoski@bitstream.net | 612-708-0480 | 141 W. 50th St. | Minneapolis | MN | 55419 |
| Tanya | Misgen | dven0017@gmail.com | 612-201-6046 | 478 10th Ave NW | New Brighton | MN | 55112 |
| Sean | Misgen | seanmiz@gmail.com | 651-307-4200 | 478 10th Ave NW | New Brighton | MN | 55112 |
| Gordie | Nordhausen | aistruckshop@yahoo.com | 651-354-4378 | 660 1st Ave NW | New Brighton | MN | 55112 |
| Tara | Nordhausen | taranord117@yahoo.com | 651-428-0344 | 660 1st Ave NW | New Brighton | MN | 55112 |
| Emily | Ryan | emilyannryan.17@gmail.com | 612-275-6281 | 416 Broadway St NE #2 | Minneapolis | MN | 55413 |
| Bryce | Olshanski | bolshanski@gmail.com | 763-245-4460 | 416 Broadway St NE #2 | Minneapolis | MN | 55413 |
| Jill | Zigan | dptchrg7@gmail.com | 651-235-6084 | 1443 97th AVE NW | Coon Rapids | MN | 55433 |
| Matt | Zigan | zigatron.o@gmail.com | 651-263-3133 | 1443 97th AVE NW | Coon Rapids | MN | 55433 |
| Lindsie | Herzog | lkayherzog@outlook.com | 612-636-1204 | 2134 Beam Ave E | Maplewood | MN | 55109 |
| Steve | Winter | stevewinter13@gmail.com | 612-804-7205 | 646 139th LN N | Andover | MN | 55304 |
| Andrew | Horner | andrewhorner@rocketmail.com | 202-480-1724 | 3238 Taylor St NE | Minneapolis | MN | 55418 |
| Anna | Horner | aeshorner@gmail.com | 651-485-3442 | 3238 Taylor St NE | Minneapolis | MN | 55418 |
| Evan | Dickerson | evan.r.dickerson@hotmail.com | 651-263-3887 | 215 7th St NE | Minneapolis | MN | 55413 |
| Jamie | Newpower | jamienewpower@yahoo.com | 651-485-8637 | 9842 77 St S | Cottage Grove | MN | 55016 |
| Lisa | Newpower | mrmrsnewps@comcast.net | 651-485-8448 | 9842 77 St S | Cottage Grove | MN | 55016 |
| Rick | Kastenbauer | rick@printkast.com | 763-439-6827 | 3804 178th LN NW | Andover | MN | 55304 |
| Joesph | Rauch | mrandmrsrauch@gmail.com | 320-492-1385 | 2532 Stevens Ave | Minneapolis | MN | 55404 |
| Anne | Rauch | mrandmrsrauch@gmail.com | 612-968-1264 | 2532 Stevens Ave | Minneapolis | MN | 55404 |
| Vinny | Ramm | vladimir42177@gmail.com | 612-986-4710 | 2915 E 52nd St | Minneapolis | MN | 55417 |
| Kate | Dunkel | k8dunkel@gmail.com | 608-347-8924 | 2915 E 52nd St | Minneapolis | MN | 55417 |
| Dan | Zemmels | danzemmels@gmail.com | 651-324-7945 | 663 Riviera Ct | New Brighton | MN | 55112 |
| Jordan | Thomas | jordant2009@gmail.com | 651-587-9776 | 1123 Albemarle Street | St. Paul | MN | 55117 |
| Joey | Morrison | jmorrison1014@gmail.com | 651-792-6596 | 3532 Quail Ave N | Crystal | MN | 55422 |
| Jackie | Morrison | jaclynmorrison228@gmail.com | 612-867-8407 | 3532 Quail Ave N | Crystal | MN | 55422 |
| Eric | Helmin | eric@erichelmin.com | 646-737-4265 | 4118 Russell Ave N | Minneapolis | MN | 5412 |
| Jill | McDonald | jillmcdonald3861@yahoo.com | 612-749-9301 | 3861 120th Ln | Coon Rapids | MN | 55433 |
| Tommy | Rodengen | tjrodengen@gmail.com | 651-497-4820 | 5874 Cahill Ave | Inver Grove Heights | MN | 55076 |
| Carlye | Rodengen | carlye.proeschel@gmail.com | 651-497-4820 | 5874 Cahill Ave | Inver Grove Heights | MN | 55076 |
| Dippyaman | Sengupta | dippyamans@gmail.com | 612-229-1698 | 5629 31st Ave S | Minneapolis | MN | 55417 |
| Sarah | Sengupta | saseng328@gmail.com | 612-963-2416 | 5629 31st Ave S | Minneapolis | MN | 55417 |
| Mike | Anderson | mander11802@yahoo.com | 952-649-1556 | 802 W. Main St. | Belle Plaine | MN | 56011 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Amber | Anderson | amberbpms@frontiernet.net | 612-308-5976 | 802 W. Main St. | Belle Plaine | MN | 56011 |
| Jon | Farnsworth | jlfarnsworth@stthomas.edu | 651-235-8666 | 1487 Cametti Lane | Arden Hills | MN | 55112 |
| Elyse | Farnsworth | chri0802@umn.edu | 612-203-5063 | 1487 Cametti Lane | Arden Hills | MN | 55112 |
| Will | Garner | willgarnersemail@gmail.com | 609-613-4386 | 2622 University Ave NE | Minneapolis | MN | 55418 |
| Theresa | Garner | chapeltheresa@gmail.com | 651-503-2590 | 2622 University Ave NE | Minneapolis | MN | 55418 |
| David | Wenaas | dwenaas@hotmail.com | 218-310-2844 | 2729 Bryant Ave S | Minneapolis | MN | 55408 |
| Justen | Peasha | jpeasha@gmail.com | 612-251-0363 | 8824 18th Ave S | Bloomington | MN | 55425 |
| Sophia | Barghini | sophiabarghini@gmail.com | 612-741-5803 | 703 Laurel Ave Apt 1 | St. Paul | MN | 55104 |
| Jodi | Roos | jodiroos@comcast.net | 612-247-4632 | 4824 91st Cres N | Brooklyn Park | MN | 55443 |
| Scott | Rugel | scottrugel@yahoo.com | 763-274-8473 | 216 73rd Ave N | Brooklyn Park | MN | 55430 |
| Val | Rugel | valrugel@yahoo.com | 763-402-4765 | 216 73rd Ave N | Brooklyn Park | MN | 55430 |
| Olivia | Kack | oliviackack@aol.com | 406-599-6223 | 1107 Pinnacle Star St. | Bozeman | MT | 59715 |
| Kile | Stewart | kile.stewart@gmail.com | 612-859-9488 | 1411 Knox Ave N | Minneapolis | MN | 55411 |
| Crystal | Stang | crystallstang@gmail.com | 763-670-3228 | 405 35th Ave NE | Minneapolis | MN | 55418 |
| Stephen | Pickett | sparky87x@gmail.com | 763-350-0909 | 405 35th Ave NE | Minneapolis | MN | 55418 |
| James | Erickson | eabos123@aol.com | 612-849-4764 | 3866 Keyes Street | Columbia Heights | MN | 55421 |
| Julie | Erickson | eabos123@aol.com | 612-910-3038 | 3866 Keyes Street | Columbia Heights | MN | 55421 |
| Jonathan | Herzog | jherzog9@gmail.com | 651-247-4576 | 4451 Snail Lake Blvd | Shoreview | MN | 55126 |
| Aaron | Jacobs | jaco0582@sonic.net | 612-723-5071 | PO Box 14589 | Minneapolis | MN | 55414 |
| Dr. Kayla | Sis | kayla.sis@gmail.com | 320-267-3157 | 9477 Jamestown St NE | Blaine | MN | 55449 |
| Dr. Matthew | Jorgensen | mwjorgensen6@gmail.com | 307-277-9393 | 9477 Jamestown St NE | Blaine | MN | 55449 |
| Andrew | Jensen | andy.jens0599@gmail.com | 651-226-4388 | 528 Brimhall St | St. Paul | MN | 55116 |
| Amanda | Jensen | amandabryan.rn@gmail.com | 612-807-5633 | 528 Brimhall St. | St. Paul | MN | 55116 |
| Miles | Uhrich | milesuhrich@gmail.com | 701-201-0113 | 3450 Lincolin St NE | Minneapolis | MN | 55418 |
| Jim | Harms | harms.js@gmail.com | 612-280-0669 | 2627 Buchanan St NE | Minneapolis | MN | 55418 |
| Christopher | Brown | cchicillibrown@gmail.com | 651-216-6193 | 8415 West River Road | Brooklyn Park | MN | 55444 |
| Kaydee | Brown | kd.wick@hotmail.com | 262-623-0124 | 8415 West River Rd | Brooklyn Park | MN | 55444 |
| Chris | Ullery | chrisdctc@hotmail.com | 612-986-3943 | 7369 James Ave N | Brooklyn Park | MN | 55444 |
| Charles | Holt | charlieh@betterbuildingdata.com | 612-930-7122 | 6075 Yuma Lane N | Plymouth | MN | 55446 |
| Kelly | Reynolds | kellyr@betterbuildingdata.com | 612-930-7122 | 6075 Yuma Lane N | Plymouth | MN | 55446 |
| Tate | Levendusky | tateleven@gmail.com | 641-732-9439 | 2603 S 7th St | Minneapolis | MN | 55424 |
| CJ | Bailey | clintonbailey2308@outlook.com | 651-504-1346 | 1910 3rd St NE | Minneapolis | MN | 55418 |
| Suzi | Stephenson | suzis735@gmail.com | 612-297-3480 | 8117 46 1/2 Ave N | Minneapolis | MN | 55482 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Stephen | Belsito | sbelsito@gmail.com | 651-247-5523 | 719 Parkview Ave | St. Paul | MN | 55117 |
| Betsy | Belsito | davf0937@umn.edu | 651-717-8988 | 719 Parkview Ave | St. Paul | MN | 55117 |
| Cory | Lau | corymlau13@gmail.com | 641-590-0188 | 972 4th St E | St. Paul | MN | 55106 |
| Samia | Anderson | sammi3223@gmail.com | 651-333-0711 | 3044 Colfax Ave S #2 | e | MN | 55408 |
| Kim | Dessellier | kdessellier@comcast.net | 612-501-7382 | 3756 143rd Ave NE | Ham Lake | MN | 55304 |
| Lou | Dessellier | retht@comcast.net | 763-755-4559 | 3756 143rd Ave NE | Ham Lake | MN | 55304 |
| Adam | Rohrs | adam.rohrs@gmail.com | 763-639-8609 | 15839 Yellow Pine St NW | Andover | MN | 55304 |
| Janis | Delins | janis_delins@yahoo.com | 425-830-9517 | 4459 Benjamin St NE | Columbia Heights | MN | 55421 |
| Jamie | Canfield | jamie.canfield9@gmail.com | 715-222-4964 | 649 Old Highway 8 NW #423 | New Brighton | MN | 55112 |
| Tali | Sanderson | tksanderson@yahoo.com | 720-341-4317 | 649 Old Highway 8 NW #423 | New Brighton | MN | 55112 |
| Dave | Rudolph | dave034@comcast.net | 612-581-0462 | 8782 Peony Lane N | Maple Grove | MN | 55311 |
| Ryan | Kroll | lightwhz@gmail.com | 651-260-4345 | 816 Portland Ave S #419 | Minneapolis | MN | 55404 |
| Sean | Borst | borstarhymes@gmail.com | 518-421-8020 | 959 28th Ave NE | Minneapolis | MN | 55418 |
| Leah | Degarmo | ldegarmo@gmail.com | 651-587-4141 | 959 28th Ave NE | Minneapolis | MN | 55418 |
| Anne Marie | Rohrs | amcrohrs@gmail.com | 763-226-4851 | 15839 Yellow Pine St NW | Andover | MN | 55304 |
| Daniel | Skamser | danielskamser@gmail.com | 864-918-5716 | 2861 Westlund Drive NE | Ham Lake | MN | 55304 |
| Lisa | Skamser | dskamser@hotmail.com | 864-616-4147 | 2861 Westlund Drive NE | Ham Lake | MN | 55304 |
| Steve | Todhunter | stevetod9@yahoo.com | 763-202-5327 | 3348 Lee Ave N | Golden Valley | MN | 55422 |
| Kim | Todhunter | stevekimjs@msn.com | 763-464-0419 | 3348 Lee Ave N | Golden Valley | MN | 55422 |
| Kevin | Wynn | kevinwynn74@gmail.com | 612-799-3796 | 3046 Lincoln St NE | Minneapolis | MN | 55418 |
| Amy | Awker | grant188@umn.edu | 612-423-1903 | 12436 National St NE | Blaine | MN | 55449 |
| Peter | Awker | awker002@umn.edu | 651-235-5237 | 12436 National St NE | Blaine | MN | 55449 |
| Jordan | Riewerts | riewertsjordan@gmail.com | 412-350-8872 | 1839 Monroe St NE #1 | Minneapolis | MN | 55418 |
| Nathan | Kaster | njkaster@gmail.com | 480-276-6122 | 1839 Monroe St NE #1 | Minneapolis | MN | 55418 |
| Robin | Irwin | irwi0043@gmail.com | 612-803-9765 | 3308 Girard Ave S | Minneapolis | MN | 55408 |
| Carraig | Hegi | hegiton@yahoo.com | 763-443-1199 | 6001 Woody Lane | Fridley | MN | 55432 |
| Kelly | Hegi | kellyhegi@gmail.com | 763-443-3090 | 6001 Woody Lane | Fridley | MN | 55432 |
| Michael | Teachout | mpteachout@gmail.com | 763-443-3236 | 1209 29th Ave NE | Minneapolis | MN | 55418 |
| Sarah | Teachout | flipflopangel@gmail.com | 612-207-5278 | 1209 29th Ave NE | Minneapolis | MN | 55418 |
| Nikita | Viklochan | kloch038@gmail.com | 651-434-8184 | 13793 Atrium Ave | Rosemount | MN | 55068 |
| Joel | Johnson | joelej@comcast.net | 763-754-2925 | 2349 130th Lane NW | Coon Rapids | MN | 55448 |
| Joyce | Johnson | johnsonjoyce@district279.org | 612-396-8517 | 2349 130th Lane NW | Coon Rapids | MN | 55448 |
| Chad | Legois | clegois@yahoo.com | 901-570-0729 | 218 2nd St NE | Minneapolis | MN | 55413 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| David | Koziol | davidjkoziol@gmail.com | 612-636-5977 | 218 2nd St NE | Minneapolis | MN | 55413 |
| Paul | Rauch | prauch@comcast.net | 651-489-2638 | 6246 W Shadow Lake Pr | Lino Lakes | MN | 55018 |
| William | Prato | wtprato@comcast.net | 651-324-1328 | 6246 W Shadow Lake Pr | Lino Lakes | MN | 55018 |
| Deidra | Jaques | jaques.deidra@gmail.com | 612-402-4600 | 414 7th Ave SE Apt B303 | Minneapolis | MN | 55414 |
| Gabe | Mylin | gabriel@mylin.us | 248-736-2241 | 1411 Knox Ave N | Minneapolis | MN | 55411 |
| Mary | Henry | mary.m.henry@gmail.com | 612-963-0775 | 2215 Stinson Blvd NE | Minneapolis | MN | 55418 |
| Anna | Henry | anna.e.henry@gmail.com | 612-308-0921 | 2215 Stinson Blvd NE | Minneapolis | MN | 55418 |
| Jim | Gessford | jimgessford@gmail.com | 612-232-1145 | 710 Shenandoah lane | Plymouth | MN | 55447 |
| Justin | Zoss | justin.zoss@gmail.com | 612-237-8761 | 9004 Nevada Circle N | Brooklyn Park | MN | 55445 |
| David | Scanlon | dwscanlon@hotmail.com | 952-240-7583 | 8529 Oakview Way N | Maplegrove | MN | 55369 |
| Kuan | Teoh | kuanheidi@gmail.com | 612-309-9424 | 1508 Boone Ave N | Golden Valley | MN | 55427 |
| Alex | Walker | lexwalk@gmail.com | 630-674-2506 | 1621 Girard Ave N | Minneapolis | MN | 55411 |
| Shannon | Kennedy | shannonk5835@yahoo.com | 651-894-2133 | 5835 Garfield Ave S | Minneapolis | MN | 55419 |
| Pat | Byrnes | pbyrnes10@gmail.com | 952-426-5471 | 4147 Vincent Ave N | Minneapolis | MN | 55412 |
| Nathan | Rockenbach | rockenbachnathan51@gmail.com | 414-534-1696 | 2827 Polk St NE #2 | Minneapolis | MN | 55418 |
| Joshua | Grulke | joshpg@hotmail.com | 320-266-1604 | 12247 jay st nw | Coon Rapids | MN | 55448 |
| Jerisa | Grulke | risakaye@gmail.com | 320-266-1604 | 12247 jay st nw | Coon Rapids | MN | 55448 |
| David | Muckenhirn | david.muckenhirn@gmail.com | 612-636-8829 | 8533 w 97th Street cir. | Bloomington | MN | 55438 |
| Antoinette | Muckenhirn | david.muckenhirn@gmail.com | 612-636-8829 | 8533 w 97th Street cir. | Bloomington | MN | 55438 |
| Jeremiah | Stich | supamiah@gmail.com | 612-581-7816 | 2923 Arthur St NE | Minneapolis | MN | 55418 |
| Erika | Stich | erikaraebaby@gmail.com | 612-968-2684 | 2923 Arthur St NE | Minneapolis | MN | 55418 |
| Justin | Cameron | cameronj@my.uwstout.edu | 651-357-0681 | 400 Pierce St NE | Minneapolis | MN | 55413 |
| Joe | Cappello | joseph.c.cappello@gmail.com | 612-655-3415 | 1200 On The Mall #224 | Minneapolis | MN | 55403 |
| Rochelle | Cappello | titusandflay@yahoo.com | 612-360-0380 | 1200 On The Mall #224 | Minneapolis | MN | 55403 |
| Albert | Schmalenberger | kada1987@gmail.com | 701-590-2556 | 2900 4th St SE Apt 321 | Minneapolis | MN | 55414 |
| Laura | Erwin | Laura.erwin@ymail.com | 510-552-4978 | 2900 4th St SE Apt 321 | Minneapolis | MN | 55414 |
| Richard | Fitzpatrick | richardhfitzpatrick@gmail.com | 612-481-3789 | 4048 Oakland Avenue | Minneapolis | MN | 55407 |
| Kevin | Zweber | kjzweber@gmail.com | 507-412-1752 | 3542 Valley St NE | Minneapolis | MN | 55418 |
| Frances | Schmitz-Zweber | schmitz.frances@gmail.com | 608-628-5359 | 3542 Valley St NE | Minneapolis | MN | 55418 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| James | Dufek | jdufek41@gmail.com | 612-251-5434 | 3141 Hampshire Ave S | St. Louis Park | MN | 55426 |
| Colleen | Dufek | cdufek29@gmail.com | 612-414-8937 | 3141 Hampshire Ave S | St. Louis Park | MN | 55426 |
| Kip | Knutson | kipdknutson@gmail.com | 763-587-5688 | 614 N 1st St | Minneapolis | MN | 55401 |
| Thomas | Palmer | pilgy@aol.com | 651-214-8078 | 2232 Orchard Lane | White Bear Lake | MN | 55110 |
| Marykay | Palmer | mkaylp@aol.com | 651-235-2922 | 2232 Orchard Lane | White Bear Lake | MN | 55110 |
| Kevin | Reich | k.reich@rocketmail.com | 612-673-2201 | 1018 22nd Ave NE | Minneapolis | MN | 55418 |
| Melissa | Lowell | melissa.lowell025@gmail.com | 507-450-2577 | 3123 Garfield St NE | Minneapolis | MN | 55418 |
| Brad | Hoffman | hobr0201@gmail.com | 612-251-8014 | 3500 Benjamin St NE | Minneapolis | MN | 55418 |
| Marcellin | Kopandru | m.singo.k@gmail.com | 651-817-2520 | 611 Beaumont Street E, Apt #2 | St. Paul | MN | 55130 |
| Timothy | Fischer | tnfischer@comcast.net | 763-248-4106 | 15600 Cobalt St NW | Ramsey | MN | 55303 |
| Jason | Young | soulshine888@gmail.com | 507-227-0015 | 3644 Architect Ave | Minneapolis | MN | 55418 |
| Marty | Hillman | antimidas@antimidas.net | 612-412-1098 | 7419 Mckinley St NE | Fridley | MN | 55432 |
| Lee | Daniels | leedaniels74@comcast.net | 763-458-9847 | 7419 Mckinley St NE | Fridley | MN | 55432 |
| Nick | Troje | ntroje21@yahoo.com | 612-309-5808 | 1728 Meadow Lane | Centerville | MN | 55038 |
| Morgan | Lubben | morganlubben@yahoo.com | 612-418-0564 | 7179 Riverview Ter NE | Fridley | MN | 55432 |
| Jennifer | Brackett | jbrackett82@gmail.com | 701-400-6065 | 7179 Riverview Ter NE | Fridley | MN | 55432 |
| Shannon | Hady | shannonhady@gmail.com | 612-226-4914 | 427 Cord Circle | New Brighton | MN | 55112 |
| Kelsey | Henry | kelshy.henry@gmail.com | 612-232-1237 | 614 N 1st St | Minneapolis | MN | 55401 |
| Brian | Varsoke | brian@vpmainc.com | 612-804-5858 | P.O. Box 149 | Cambridge | MN | 55008 |
| Michelle | Varsoke | michelle@vpmainc.com | 763-360-6011 | P.O. Box 149 | Cambridge | MN | 55008 |
| Bradley | Peterson | bradleypeterson6@gmail.com | 952-240-3154 | 3420 Skycroft Drive | St. Anthony | MN | 55418 |
| Lauren | Peterson | laurenppeterson@gmail.com | 651-357-7093 | 3420 Skycroft Drive | St. Anthony | MN | 55418 |
| Peter | Kovach | pjkovach@comcast.net | 612-868-9489 | 211 Rice Creek Ter NE | Fridley | MN | 55432 |
| Monica | Kovach | makovach1@comcast.net | 763-574-9246 | 211 Rice Creek Ter NE | Fridley | MN | 55432 |
| Sara | Troje | saratroje@yahoo.com | 612-669-0602 | 1728 Meadow Lane | Centerville | MN | 55038 |
| Curtis | Black | summithead@nuveramail.net | 952-261-4667 | 5955 Winker Ln | Prior Lake | MN | 55372 |
| Ronald | Huber | rol173@msn.com | 612-747-3447 | 8086 Garfield St NE | Spring Lake Park | MN | 55432 |
| Gloria | Eyer | gemm004@gmail.com | 612-327-8097 | 8086 Garfield St NE | Spring Lake Park | MN | 55432 |
| Megan | Brewer | brewermeganj@gmail.com | 513-515-1128 | 1425 Victoria Way #303 | St. Paul | MN | 55102 |
| Lois | Bushard | lwkwagner@gmail.com | 612-867-4983 | 11213 Zest Ct. NE | Blaine | MN | 55449 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Robert | Bushard | bobbushard@yahoo.com | 651-269-7290 | 11213 Zest Ct. NE | Blaine | MN | 55449 |
| Steve | Kompelien | stevekompelien@gmail.com | 651-278-8454 | 921 Angelo Drive | Golden Valley | MN | 55422 |
| Barry | Lindo | blindo27@gmail.com | 651-329-5585 | 8700 Jeffrey Avenue North | Stillwater | MN | 55082 |
| Steven | Paeschke | spaeschke@teledyne.com | 773-562-3882 | 2723 Ottawa Ave S | St. Louis Park | MN | 55416 |
| John | Liden | john.liden@yahoo.com | 612-309-1614 | 4812 39th Ave S | Minneapolis | MN | 55417 |
| Maria | Liden | maria_rabulan@yahoo.com | 612-801-5278 | 4812 39th Ave S | Minneapolis | MN | 55417 |
| Megan | Mullen | meghilgers@gmail.com | 320-310-3869 | 585 Harriet Ave Apt 203 | Shoreview | MN | 55126 |
| Michael | Mullen | mullenmfz@gmail.com | 320-828-2817 | 585 Harriet Ave Apt 203 | Shoreview | MN | 55126 |
| Corey | Harwood | corey.harwood@gmail.com | 218-966-7617 | 12932 old hwy 169 | Hibbing | MN | 55746 |
| Donna | Harwood | dharwood4@gmail.com | 218-966-7617 | 12932 old hwy 169 | Hibbing | MN | 55746 |
| Robert | Staska | rstaska@isd4.org | 218-838-9357 | 48970 Lake Ave | Mcgregor | MN | 55760 |
| Jackie | Heytens | jlheytens@gmail.com | 612-850-9970 | 3331 Edinbrook Ct | Brooklyn Park | MN | 55443 |
| Rich | Heytens | rich.heytens@gerdau.com | 612-805-6441 | 3331 Edinbrook Ct | Brooklyn Park | MN | 55443 |
| Eric | Hauge | erichauge@gmail.com | 612-644-3893 | 4345 Washburn Ave N | Minneapolis | MN | 55412 |
| Scott | Grewe | sgrewe24@gmail.com | 847-910-6108 | 841 Weeks Ave SE | Minneapolis | MN | 55414 |
| Haleigh | Grewe | haleigh.jade.grewe@gmail.com | 920-242-8355 | 841 Weeks Ave SE | Minneapolis | MN | 55414 |
| Robert | Richards | bodyartsguy@yahoo.com | 612-644-3675 | 2950 Johnson St NE | Minneapolis | MN | 55418 |
| Zach | Stock | za.stock@gmail.com | 507-360-1238 | 126 Ventura Ave NE | Fridley | MN | 55421 |
| Natalia | Stock | n.malakonsky@gmail.com | 701-238-2564 | 126 Ventura Ave NE | Fridley | MN | 55421 |
| Aaron | Hansen | 3aphasen@gmail.com | 612-801-2993 | 2910 Victory Memorial Drive | Minneapolis | MN | 55412 |
| Kirsten | Hoffman | khoff0084@gmail.com | 612-382-2366 | 4325 Bryant Ave S | Minneapolis | MN | 55409 |
| C.J. | Simoneau | wyldfan69@yahoo.com | 651-492-8742 | 291 Pendryn Hill Curve | Woodbury | MN | 55125 |
| Casey | Summers | caseysum@gmail.com | 217-766-2930 | 1226 Washington St NE | Minneapolis | MN | 55413 |
| Melissa | Rossiter | missaross02@gmail.com | 612-382-6288 | 10600 Riverview Pl NW | Coon Rapids | MN | 55433 |
| Dan | Nelson | dan@hagekobany.com | 763-783-8093 | 300 101st Court NE | Blaine | MN | 55434 |
| Candy | Nelson | candynelson@comcast.net | 763-783-8093 | 300 101st Court NE | Blaine | MN | 55434 |
| Stacy | Roe | stacylroe@yahoo.com | 612-875-7139 | 649 Old Hwy 8NW #131 | New Brighton | MN | 55112 |
| Craig | Balcer | craigbalcer@yahoo.com | 763-443-1866 | 1226 Deer Haven Dr SE | Isanti | MN | 55040 |
| Elizabeth | Balcer | ebalcer@yahoo.com | 763-443-2448 | 1226 Deer Haven Dr SE | | MN | 55040 |
| Richard | Carlson | tazman4234@yahoo.com | 763-528-8630 | 3013 65th Ave W | Brooklyn Center | MN | 55429 |
| Adam | Carlson | carlsonar423@yahoo.com | 763-496-9075 | 3013 65th Ave W | Brooklyn Center | MN | 55429 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Stella | Shaffer | starrtoons@gmail.com | 503-910-4760 | 3700 Huset Parkway | Columbia Heights | MN | 55421 |
| Jennifer | Pohl | pohljl70@yahoo.com | 763-639-4855 | 5801 47th Ave N | Crystal | MN | 55422 |
| Elizabeth | Caven | ecaven@gmail.com | 651-324-4558 | 4946 Birch Lake Circle | White Bear Lake Circle | MN | 55110 |
| Kirk | Onsager | kirkatholomew@hotmail.com | 612-298-6399 | 11425 Jay St NE | Coon Rapids | MN | 55433 |
| Carmen | Olson | carmen_olson@comcast.net | 651-762-8666 | 414 Hidden Oak Ct. | Mahtomedi | MN | 55115 |
| Brian | Ramsey | briankramsey@gmail.com | 612-203-5675 | 3220 Roosevelt St NE | St. Anthony | MN | 55418 |
| Carolyn | Ramsey | carolyn_a_ramsey@yahoo.com | 763-234-6750 | 3220 Roosevelt St NE | St. Anthony | MN | 55418 |
| Ben | Hartley | hartley08@gmail.com | 763-439-9793 | 801 N Blackman Ave | Duluth | MN | 55811 |
| Autumn | Hartley | aumc427@yahoo.com | 763-227-0855 | 801 N Blackman Ave | Duluth | MN | 55811 |
| Jake | Scheeler | jakescheeler@yahoo.com | 320-492-7487 | 9684 Harbor Ln. N | Maple Grove | MN | 55369 |
| Greg | Gardner | gardner.g@comcast.net | 763-639-1799 | 6160 170th Ave NW | Ramsey | MN | 553030 |
| Jacob | Ludwigson | jake.lud55@gmail.com | 715-955-4877 | 1118 6th St NE | Minneapolis | MN | 55413 |
| Jendall | Ludwigson | jendall42069@gmail.com | 715-955-4877 | 1118 6th St NE | Minneapolis | MN | 55413 |
| Kian | Dziak | kiandzk@gmail.com | 715-212-4431 | 2407 Fillmore St NE #1` | Minneapolis | MN | 55418 |
| Seamus | Kennedy | seamus_kennedy@yahoo.com | 612-423-4287 | 5835 Garfield Ave S | Minneapolis | MN | 55419 |
| Maddie | Johnson | madelinebakerjohnson@gmail.com | 847-525-8852 | 3659 Main St NE | Minneapolis | MN | 55418 |
| Audra | Oja | odiebrodie1@gmail.com | 952-237-8158 | 5823 Regent Ave N | Crystal | MN | 55429 |
| Brian | Oja | brianoja@gmail.com | 612-280-8153 | 5823 Regent Ave N | Crystal | MN | 55429 |
| Heath | Thompson | heatht55@yahoo.com | 612-242-0896 | 4833 Aquila Ave N | New Hope | MN | 55428 |
| Thomas | Raymond | thomasraymo@outlook.com | 612-224-4825 | 22080 Stratford Place | Shorewood | MN | 55331 |
| Matt | Kerschinske | mkerschinske@gmail.com | 262-623-4884 | 2327 Marshall St Ne | Minneapolis | MN | 55418 |
| Kevin | Karraker | kev.karraker@gmail.com | 414-852-1885 | 2327 Marshall St Ne | Minneapolis | MN | 55418 |
| Brian | Ketchum | bketchum11@gmail.com | 763-221-5119 | 2261 139th Ave NW | Andover | MN | 55304 |
| Deanne | Elofson | deanneelofson@gmail.com | 651-214-2340 | 2261 139th Ave NW | Andover | MN | 55304 |
| Gregg | Roemhildt | roemhildtg@gmail.com | 507-461-1160 | 141 4th St E | St. Paul | MN | 55101 |
| Marie | Fallon | mfallon622@gmail.com | 608-719-8423 | 141 4th St E | St. Paul | MN | 55101 |
| Nick | Schlee | ngschlee@sherbtel.net | 763-486-5400 | 25777 168th St NW | Big Lake | MN | 55309 |
| John | Fujitake | johnfujitake@gmail.com | 612-751-4536 | 2327 Marshall St NE | Minneapolis | MN | 55418 |
| Kevin | Baker | whitlea@hotmail.com | 763-360-9136 | 5400 52nd Ave n | Crystal | MN | 55429 |
| Andrea | Baker | whitlea@hotmail.com | 763-360-8502 | 5400 52nd Ave n | Crystal | MN | 55429 |
| Brian | Thompson | brianrthompson@yahoo.com | 651 308 9383 | 6434 Oxford Pl | Shakopee | MN | 55379 |
| Keith | Mangen | kman5057@gmail.com | 612-327-2556 | 4313 Oregon Ave. N | New Hope | MN | 55428 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Jamie | Mangen | kmangen1@msn.com | 612-701-5303 | 4313 Oregon Ave. N | New Hope | MN | 55428 |
| Devan | Hallberg | dhallberg22@hotmail.com | 612-385-4908 | 7811 Hampshire Circle N. | Brooklyn Park | MN | 55445 |
| Jerry | Garvey | rottnpup@comcast.net | 763-267-1858 | 14426 WACO ST NW | RAMSEY | MN | 55303 |
| Dan | Ochs | daniel.g.ochs@gmail.com | 612-454-977 | 881 Clayland street | St. Paul | MN | 55104 |
| Liz | Ward | ward0341@gmail.com | 612-747-2886 | 881 Clayland street | St. Paul | MN | 55104 |
| Nate | Reit | reitpaintrestoration@gmail.com | 6128074428 | 2954 Ulysses St NE | Minneapolis | MN | 55418 |
| Sonia | Reit | soniapearl527@yahoo.com | 7637420832 | 2954 Ulysses St NE | Minneapolis | MN | 55418 |
| Chad | Jayasekera | cmjayasekera@hotmail.com | 651-210-5370 | 1379 109th Ave. NW | Coon Rapids | MN | 55433 |
| Michelle | Boone | boon0086@umn.edu | 763-438-7123 | 1221 Galtier St. Unit 1, St. Paul, MN 55117 | | | |
| Dave | Hellerich | family@hellerich.com | 402-489-7701 | 2929 Chicago Av #1117 | Minneapolis | MN | 55407 |
| carolyn | Hellerich | family@hellerich.com | 402-489-7701 | 2929 Chicago Av #1117 | Minneapolis | MN | 55407 |
| Kevin | Meyer | kevinmeyer166@gmail.com | 612-310-5749 | 10925 99th Place | Maple Grove | MN | 55369 |
| Michele | Meyer | ptammeyer@yahoo.com | 612-310-5741 | 10925 99th Place | Maple Grove | MN | 55369 |
| Kyle | Nordstrom | nord.kyle.kn620@gmail.com | 763-442-5095 | 3414 Johnson St Ne | Minneapolis | MN | 55418 |
| Stephanie | Ullery | sdullery@yahoo.com | 701-373-5227 | 7369 James Ave. N. | Brooklyn Park | MN | 55444 |
| Branden | Omo | branden.omo@gmail.com | 517-819-3986 | 607 38th Ave. NE | Columbia Heights | MN | 55421 |
| Melissa | Omo | mpaulsonomo@gmail.com | 763-670-5132 | 607 38th Ave. NE | Columbia Heights | MN | 55421 |
| Jeremy | Coulston | jeremy.coulston@gmail.com | 940-595-2741 | 30 Sunset Dr. E. #8 | Champlin | MN | 55316 |
| Tina | Coulston | dragonmama1075@gmail.com | 763-843-6317 | 30 Sunset Dr. E. #8 | Champlin | MN | 55316 |
| Nic | Puechner | nicpuechner@gmail.com | 404-333-4540 | 3906 blaisdell ave | Minneapolis | MN | 55409 |
| Shannon | Puechner | shannon.puechner.phd@gmail.com | 651-245-8019 | 3906 blaisdell ave | Minneapolis | MN | 55409 |
| Margaret | Heyer | maggiheyer@gmail.com | 651-276-2164 | 39 16th Avenue Northeast | Minneapolis | MN | 55413 |
| Cory | Rausch | coryluxy13hops@gmail.com | 320-224-7384 | 119 Able Court | Saint joseph | MN | 56374 |
| Darren | Jackson | darrenjackson@gmail.com | 605-639-5557 | 633 36th Ave NE | Minneapolis | MN | 55418 |
| Bob | Goede | rhgoede@msn.com | 612-229-2033 | 301 St. Anthony Ave Apt. 2J | Minneapolis | MN | 55414 |
| Afton | Benson | aftonbenson@gmail.com | NA | 195 E. 5th St. #2505 | St. Paul | MN | 55101 |
| Dave | Rannow | aftonbenson@gmail.com | NA | 195 E. 5th St. #2505 | St. Paul | MN | 55101 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Thomas | Saladin | thomassaladin.iowa@gmail.com | 952-484-7618 | 3505 5th st ne | Minneapolis | MN | 55418 |
| Rachel | Saladin | Rachel.saladin@outlook.com | 651-402-0656 | 3505 5th st ne | Minneapolis | MN | 55418 |
| Samantha | Colenso | samantha.gardner@comcast.net | 612-819-2202 | 6589 Fridley st ne | fridley | MN | 55432 |
| Michael | Colenso | mtcolenso@gmail.com | 701-740-6179 | 6589 Fridley st ne | fridley | MN | 55432 |
| Matthew | Abel | mattabel3@gmail.com | 612-859-7026 | 4608 Heights Dr | Columbia Heights | MN | 55421 |
| Linda | Abel | lkabel85@gmail.com | 763-350-8745 | 4608 Heights Dr | Columbia Heights | MN | 55421 |
| Bronwyn | Deen | bronwyndeen@gmail.com | 612-715-3937 | 1811 3rd St NE | Minneapolis | MN | 55418 |
| Joey | Senkyr | joey.senkyr@outlook.com | 507-995-1674 | 1811 3rd St NE | Minneapolis | MN | 55418 |
| Kelly | Robole | kelly.robole@gmail.com | 651-307-1229 | 11631 136th Ave. N | Dayton | MN | 55327 |
| Tracy | Napp | tenapprdr@yahoo.com | 320-420-1339 | 404 Washington Ave. N. #303 | Minneapolis | MN | 55401 |
| Gordon | Jensen | gordon@american-carriers.com | 612-865-0024 | 2107 2nd Ave. NE | Minneapolis | MN | 55418 |
| Kaitlin | Barrett | kaitlinmbarrett@yahoo.com | 763-228-6284 | 9270 Dunbar Knoll Circle N. | Brooklyn Park | MN | 55443 |
| Linda | Schoenhals | linda.schoenhals@yahoo.com | | 9270 Dunbar Knoll Circle N. | Brooklyn Park | MN | 55443 |
| Kelly | Bernadette | kelly_b_w@msn.com | 952-463-5320 | 6108 wentworth Ave. | Minneapolis | MN | 55419 |
| Chip | Dunn | chipdunnfun@gmail.com | 303-506-6989 | 250 Park Ave. #209 | Minneapolis | MN | 55415 |
| Bryan | Gorman | Kenloe24@gmail.com | 608-341-9401 | 6565 S Saunders Lake Drive | Minnetrista | MN | 55364 |
| Chris | Kellen | ck0286@gmail.com | 612-770-2667 | 643 N. 5th #534 | Minneapolis | MN | 55401 |
| Josh | Purdy | joshuatpurdy@gmail.com | 612-695-0168 | 643 N. 5th #534 | Minneapolis | MN | 55401 |
| Bryan | Flek | bryandf70@gmail.com | 612-720-9977 | 4016 E. 55th St. | Minneapolis | MN | 55417 |
| Joe | Lorentzen | LJDane@gmail.com | 612-423-6833 | 4016 E. 55th St. | Minneapolis | MN | 55417 |
| Solomon | Giffen-Hunter | lakegh@gmail.com | 612-545-7167 | 2722 Randolph St. NE | Minneapolis | MN | 55418 |
| Joey | Giffen-Hunter | jgiffenhunter@gmail.com | 612-545-8714 | 2722 Randolph St. NE | Minneapolis | MN | 55418 |
| Jennifer | Nack | jnaum063@gmail.com | 7158976079 | 7489 Melody Dr NE | Fridley | MN | 55432 |
| Robert | Nack | robert.nack@gmail.com | 7155029398 | 7489 Melody Dr NE | Fridley | MN | 55432 |
| Collin | Robinson | robinsoncollin95@gmail.com | 6126007729 | 1306 Washburn Av. N | Minneapolis | MN | 55411 |
| Chris | Raiter | bdraiterscsu@gmail.com | 651-442-5586 | 5725 South Park Dr. | Savage | MN | 55378 |
| Lonna | DenDooven | dendooven@msn.com | 952-956-2834 | 8275 Cypress Lane | Eden Praire | MN | 55347 |
| John | Corline | jcarline1886@yahoo.com | 763-464-5026 | 10691 100th Ave. N | Maple Grove | MN | 55369 |
| Diana | Schleisman | dianaschleisman@gmail.com | 612-716-3220 | 3134 Hayes St. NE | Minneapolis | MN | 55418 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Skip | Lecy | skip_lecy@yahoo.com | 612-578-6181 | 4618 Drew Ave. N. | Robbinsdale | MN | 55422 |
| Thanh | Tran | tranvb99@hotmail.com | 612-819-2797 | 6867 7th St. NE | Fridley | MN | 55432 |
| Franki Jo | Tran | frankijo.tran@gmail.com | 612-840-6658 | 6867 7th St. NE | Fridley | MN | 55432 |
| Claire | O'Leary | claire@claireoleary.org | 651-341-5404 | 705 36 1/2 AVE NE | Minneapolis | MN | 55418 |
| Shane | O'Leary | iamshaneoleary@gmail.com | 507-208-3969 | 705 36 1/2 AVE NE | Minneapolis | MN | 55418 |
| Dylan | Howe | dylanhowe@hotmail.com | 773-551-8936 | 1435 Glacier Ln. NE | Fridley | MN | 55421 |
| Rachel | Enstrom | raenstrom@gmail.com | 402-720-0427 | 1435 Glacier Ln. NE | Fridley | MN | 55421 |
| Andrew | Corline | andrewcorline@gmail.com | 763-377-3249 | 10691 100th Ave. N | Maple Grove | MN | 55369 |
| DaniElle | Booth | dani@cateringbydani.com | 952-239-0860 | 6121 13th Ave S | Minneapolis | MN | 55417 |
| Kristin | Wiggs | kristinmwiggs@gmail.com | 612-325-2439 | 4416 Stinson Blvd | Columbia heights | MN | 55421 |
| Noam | Wiggs | wiggs.noam@gmail.com | 612-325-2439 | 4416 Stinson Blvd | Columbia heights | MN | 55421 |
| Jesse | Holden | jessedholden@gmail.com | 651-636-7031 | 2200 Silver Ln. #304 | New Brighton | MN | 55112 |
| Sarah | Henning | sarah.j.henning@gmail.com | 651-636-7031 | 2200 Silver Ln. #304 | New Brighton | MN | 55112 |
| Nick | Klebs | nick.klebs@gmail.com | 651-329-9852 | 215 10th Ave S, Unit 118 | Minneapolis | MN | 55415 |
| Lisa | Guzy | lguzy@flaschools.org | 612-750-5675 | 8766 Dunkirk Court NE | Blaine | MN | 55449 |
| Grant | Guzy | gguzy@district16.org | 612-750-5675 | 8766 Dunkirk Court NE | Blaine | MN | 55449 |
| Shery | Arisumi | sheryrarisumi@comcast.net | 612-247-6605 | 12734 Lincoln St. NE | Blaine | MN | 55434 |
| Kari | Carlson | karirosecarlson@gmail.com | 763-360-4993 | 2951 N Colfax Ave | Minneapolis | MN | 55411 |
| Thomas | Stauder | thomas.m.stauder@gmail.com | 615-997-8018 | 1240 S. 2nd St. #317 | Minneapolis | MN | 55415 |
| Kristin | Lentz | lentzka7@gmail.com | 605-929-1636 | 1240 S. 2nd St. #317 | Minneapolis | MN | 55415 |
| Kathryn | Jordan | jordan.ka2036@gmail.com | 651-357-6124 | 688 Nebraska Ave. E | St. Paul | MN | 55106 |
| Jeff | Barton | jeffbartow2@gmail.com | 262-353-6400 | 688 Nebraska Ave. E | St. Paul | MN | 55106 |
| Anastasia | Speer | stasi.zabel@gmail.com | 952-807-6382 | 3134 California St. NE #108A | Minneapolis | MN | 55418 |
| Paul | Hill | hill.paulo@hotmail.com | 612-845-2338 | 3311 McKinley St. NE | Minneapolis | MN | 55418 |
| Emily | Vermevlen | evermevlendesign@gmail.com | 608-556-2741 | 2407 Fillmore St. NE #1 | Minneapolis | MN | 55418 |
| Andrew | Hunter | aehunter66@gmail.com | 612-716-8999 | 2515 Ulysses St. NE | Minneapolis | MN | 55418 |
| Mea | Clift | meapet@gmail.com | 443-386-8498 | 2190 Gentry Ave. N | Oakdale | MN | 55128 |
| David | Bredeson | dnbredeson@comcast.net | 612-205-5703 | 7593 85th Ct N | Brooklyn Park | MN | 55445 |
| Chris | Miskec | misskick33@gmail.com | 507-469-0040 | 4433 Penn Ave N | Minneapolis | MN | 55412 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Jessica | Wageman | wags1jess@gmail.com | 319-240-4641 | 4433 Penn Ave N | Minneapolis | MN | 55412 |
| Alyssa mae | Super | alyssa_super@yahoo.com | 651-235-0353 | 4135 QUINCY ST NE | Minneapolis | MN | 55421 |
| Victor | Skarohlid | vskarohlid@gmail.com | 612-804-9246 | 14000 Providence Ln | Savage | MN | 55378 |
| John | Miller | jpmiller09@gmail.com | 651-695-1465 | 3042 Garfield St. NE | Minneapolis | MN | 55418 |
| Anna | Dralle | adralle@alumni.augsburg.com | 651-497-1223 | 3042 Garfield St. NE | Minneapolis | MN | 55418 |
| David | Applegate | atlantisdaviddj@gmail.com | 703-801-6897 | 8101 33rd Ave N | Crystal | MN | 55427 |
| Andrew | Barrett | andrewbarrett001@yahoo.com | 763-334-3099 | 9270 Dunbar Circle N | Brooklyn Park | MN | 55443 |
| Larry | Schoenhals | linda.schoenhals@yahoo.com | 763-559-5894 | 9270 Dunbar Circle N | Brooklyn Park | MN | 55443 |
| Kristi | Arndt | karndt@peridotgroup.net | 612-803-0861 | 3812 242 St. NE | Columbia heights | MN | 55421 |
| Charlie | Ruegemer | cruegemer@comcast.net | 612-790-6769 | 3812 242 St. NE | Columbia heights | MN | 55421 |
| Stephanie | Robertson | sr022688@gmail.com | 763-607-5251 | 218 40th Ave NE | Columbia heights | MN | 55421 |
| Nicole | Robertson | nicole.robertson22@gmail.com | 612-227-0613 | 218 40th Ave NE | Columbia heights | MN | 55421 |
| Martin | Lohman | martin.d.lohman@gmail.com | 612-275-0429 | 3623 3rd St. NE | Minneapolis | MN | 55418 |
| Louise | Hyser | louhyser@gmail.com | 763-383-8417 | 10400 45th Ave N #111 | Plymouth | MN | 55442 |
| Jennifer | Clyde Lee Allen | jennyrengetsu@gmail.com | 612-562-2609 | 8220 Market Blvd #1316 | Chanhassen | MN | 55317 |
| Brian | Horrath | briandhorrath@gmail.com | 701-610-1945 | 12617 Quemoy St NE | Blaine | MN | 55449 |
| Gus | Dean | gusdeancoffee@gmail.com | 651-895-7273 | 4330 North Woodgate LN | Eagan | MN | 55122 |
| Shannon | Kloeppel | kloeppelster@gmail.com | 612-501-4236 | 4137 5th St NE | Columbia heights | MN | 55421 |
| Nick | Rivers | nick@nebladecutters.com | 651-726-4204 | 3134 California St. NE Ste. 104 | Minneapolis | MN | 55418 |
| Connor | Gamble | cbgnh3@gmail.com | 603-660-8379 | 1334 Monroe St. #2 | Minneapolis | MN | 55413 |
| Romulo | Nieto | romulonieto@gmail.com | 612-559-3505 | 4131 Girard Ave. N | Minneapolis | MN | 55412 |
| Paul | Schuster | paul@paulschuster.com | | 656 Plum St. | St. Paul | MN | 55106 |
| Jen | Peterson | | | 656 Plum St. | St. Paul | MN | 55106 |
| Hans | Richter | mollyjo700@gmail.com | 651-341-1491 | 165 Western Ave. N #403 | St. Paul | MN | 55102 |
| Arden | Haug | Arden.haug@loti.org | 612-388-0159 | 2012 W. Lake of the Isles Pkwy | Minneapolis | MN | 55405 |
| Janna | Haug | jannahaug@yahoo.com | 651-497-0099 | 2012 W. Lake of the Isles Pkwy | Minneapolis | MN | 55405 |
| Sarah | Factor | samarah9810@yahoo.com | 651-334-1992 | 4196 Nancy Place | Shoreview | MN | 55126 |
| Joseph | Factor | samarah9810@yahoo.com | 952-220-9975 | 4196 Nancy Place | Shoreview | MN | 55126 |
| Brendan | Lafranchi | brendan.lafranchi@gmail.com | 310-251-7555 | 348 Jolly Lane | Columbia heights | MN | 55421 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Lisa | Lafranchi | lisa.m.lafranchi@gmail.com | 715-651-8665 | 348 Jolly Lane | Columbia heights | MN | 55421 |
| Jeff | Allen | Jeffrey.e.Allen@comcast.net | 612-432-3996 | 3234 Lincoln st. NE | Minneapolis | MN | 55418 |
| Tatiana | Allen | tatiana.borg@comcast.net | 612-387-2818 | 3234 Lincoln st. NE | Minneapolis | MN | 55418 |
| Ron | Johnson | ron@johnsonmn.com | 612-245-0012 | 4193 Thorn Hill Ln. | Vadnais Heights | MN | 55127 |
| Amelia | Birkholz | amelia.birkholz@gmail.com | 651-815-2315 | 3659 Main St. NE | Minneapolis | MN | 55418 |
| Anthony | Bettin | anthonydbettin@gmail.com | 612-819-0933 | 42 26th ave NE | Minneapolis | MN | 55418 |
| Genevieve | Bettin | genevieve.e.b@gmail.com | 612-816-1547 | 42 26th ave NE | Minneapolis | MN | 55418 |
| Mary Beth | Bacon | marybethbacon062@gmail.com | 763-226-3156 | 235 Nathan Lane. N338 | Plymouth | MN | 55441 |
| Jacob | Erickson | jacob.erickson12@yahoo.com | 763-258-6779 | 2417 Pearson Pkwy | Brooklyn Park | MN | 55444 |
| Alli | Erickson | at91@comcast.net | 651-785-8568 | 2417 Pearson Pkwy | Brooklyn Park | MN | 55444 |
| John | Anderson | j.c.ande13@gmail.com | 515-835-9675 | 730 N 4th Street Unit 811 | Minneapolis | MN | 55401 |
| Alanna | Barry | alanna.m.barry@gmail.com | 651-303-9122 | 526 Raymond ave | saint paul | MN | 55104 |
| Yassin | Ibrahim | yassin.a.ibrahim@gmail.com | 612-203-5035 | 526 Raymond ave | saint paul | MN | 55104 |
| Nancy | O'Connell | briannancy@comcast.net | 651-261-1099 | 6556 Deerwood Lane | Lino Lakes | MN | 55014 |
| Brian | O'Connell | briannancy@comcast.net | 651-261-1099 | 6556 Deerwood Lane | Lino Lakes | MN | 55014 |
| Matthew | Armstead | ravsitar@gmail.com | 763-229-4275 | 1225 Pecks Woods Dr | New Brighton | MN | 55112 |
| Kevin | Haubrich | tigerarmykevin@gmail.com | 612-386-7628 | 2521 Pierce St NE | Minneapolis | MN | 55418 |
| Joanna | Wolfe | joannamwolfe@gmail.com | 612-600-4232 | 2521 Pierce St NE | Minneapolis | MN | 55418 |
| Marty | Hoeft | mhoeft@usfamily.net | 763-250-4372 | 8290 Red Oak Dr. | Mounds View | MN | 55112 |
| Cindi | St John | cindistjohn@gmail.com | 763-218-8613 | 8290 Red Oak Dr. | Mounds View | MN | 55112 |
| Nathan | Avenson | nateavenson@yahoo.com | 218-616-2417 | 119 Circle Pines Dr. | Bemidji | MN | 56601 |
| Heather | Avenson | heatheravenson@gmail.com | 763-657-9190 | 119 Circle Pines Dr. | Bemidji | MN | 56601 |
| Brian | Eberlein | beberlein@gmail.com | 612-859-3533 | 4150 Jefferson St. NE | Columbia heights | MN | 55421 |
| Steven | Orthaus | sorthaus@hotmail.com | 612-414-9306 | 4171 Xenwood Ave. S. | St. Louis Park | MN | 55416 |
| Sarah | Myers | smyers247@gmail.com | 612-600-1379 | 4171 Xenwood Ave. S. | St. Louis Park | MN | 55416 |
| Mike | Hayes | mhayes6851@comcast.net | 651-983-6170 | 2809 Pahl Ave | Saint Anthony | MN | 55418 |
| Shawn | Pomeroy | spomeroy1978@gmail.com | 612-232-5350 | 3538 Valley St. NE | Minneapolis | MN | 55418 |
| Kendra | Solander | kendraesolander@gmail.com | 952-412-9701 | 1104 County Rd D Apt. 221 | New Brighton | MN | 55112 |
| John | Luedtke | jlued686@gmail.com | 612-202-8710 | 2416 Friendship Ln | Burnsville | MN | 55337 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Christine | Luedtke | crsechafer@gmail.com | 612-202-8693 | 2416 Friendship Ln | Burnsville | MN | 55337 |
| Devlin | Borders | devlinborders@gmail.com | 612-723-4076 | 3205 E Minnehaha Pkwy | Minneapolis | MN | 55417 |
| Kimber | Borders | devlinkimber@gmail.com | 952-334-9839 | 3205 E Minnehaha Pkwy | Minneapolis | MN | 55417 |
| Matt | Osebold | matthew.osebold@gmail.com | 651-786-9377 | 4225 18th Ave S | Minneapolis | MN | 55407 |
| Dallas | Becker | becker.dallas@gmail.com | 701-391-2174 | 4225 18th Ave S | Minneapolis | MN | 55407 |
| Shaun | Vandegrift | svandegrift@msn.com | 651-260-1618 | 1449 15th Terrace NW | New Brighton | MN | 55112 |
| Alex | Stamm | alexanderstamm@gmail.com | 612-396-6649 | 2519 Washington St NE | Minneapolis | MN | 55418 |
| Nicole | Lian | nicolelian80@gmail.com | 612-812-8387 | 2519 Washington St NE | Minneapolis | MN | 55418 |
| Thomas | Powell | thomaspowell2@icloud.com | 612-845-0207 | 3311 McKinley St. NE | Minneapolis | MN | 55418 |
| Paul | Tinberg | JTinberg@comcast.net | 612-290-1618 | 6801 W 83rd St. Terr | Bloomington | MN | 55438 |
| Dan | Dodge | dodg0060@gmail.com | 952-240-2116 | 14449 Flax Way | Apple Valley | MN | 55124 |
| Bradd | Perkins | braddman069@gmail.com | 763-350-8065 | 10945 xeon street nw | Coon Rapids | MN | 55433 |
| Susan | Essig | sue.essig@yahoo.com | 763-360-2344 | 10945 xeon street nw | Coon Rapids | MN | 55433 |
| Rick | Nelson | rnelson@umn.edu | 612-850-9171 | 5625 10th Ave S | Minneapolis | MN | 55417 |
| Kevin | Macrina | kmacrina13@gmail.com | 612-219-6629 | 3707 Chatham Ct. | Arden Hills | MN | 55112 |
| Marisa | Trapp | trappmk@gmail.com | 608-354-8575 | 1005 E 31st St. Apt. 2 | Minneapolis | MN | 55407 |
| Josh | Smith | jwsmith0216@gmail.com | 608-220-6887 | 1005 E 31st St. Apt. 2 | Minneapolis | MN | 55407 |
| Julie | Spray | juliespray@gmail.com | 612-386-4924 | 3613 39th Ave S | Minneapolis | MN | 55406 |
| Brenden | Lipp | lipp.brenden@gmail.com | 260-450-8848 | 455 Snelling Ave N Apt. 225 | St. Paul | MN | 55104 |
| Victoria | Anderson | victoria.anderson49@gmail.com | 260-450-8848 | 455 Snelling Ave N Apt. 225 | St. Paul | MN | 55104 |
| Winona | Lakin | wlakin1@hotmail.com | 612-702-3572 | 2325 River Pointe Circle | Minneapolis | MN | 55411 |
| Tom | Manning | tmanning1960@hotmail.com | 612-518-3532 | 282 hamel Road | Hamel | MN | 55340 |
| Brookstyn | Nelson | brookstyn@aol.com | (763) 443-1967 | 282 hamel Road | Hamel | MN | 55340 |
| Brian | Scheel | 68gs455conv@gmail.com | 612-599-8516 | 12530 28th Ave N | Plymouth | MN | 55441 |
| Genie | Stroe | geniestroe@1980.gmail.com | 763-843-4326 | 12530 28th Ave N | Plymouth | MN | 55441 |
| Cheryl | Theisen | jeep_gal@comcast.net | 651-260-9799 | 7437 Lakeside Rd NE | Fridley | MN | 55432 |
| John | Louis | johnklouis@gmail.com | 612-743-6882 | 2219 Grand St NE | Minneapolis | MN | 55418 |
| Jocelyn | Shardlow | jocelynshardlow@gmail.com | 612-600-1224 | 2219 Grand St NE | Minneapolis | MN | 55418 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Steve | Marciniak | smarciniak7@yahoo.com | 612-578-5888 | 3509 36th Ave S | Minneapolis | MN | 55406 |
| Mike | Snyder | mplsjeep02@yahoo.com | 612-597-2552 | 3509 36th Ave S | Minneapolis | MN | 55406 |
| Steve | Clough | steveclough@gmail.com | 612-209-5782 | 8001 Vincent Cir N | Brooklyn Park | MN | 55444 |
| Dalton | van Buren | dalton.vanburen@escf8.com | 952-232-7104 | 858 GARFIELD ST NE | MINNEAPOLIS | MN | 55418 |
| Jennifer | van Buren | jennifer.vanburen@escf8.com | 612-978-6463 | 858 GARFIELD ST NE | MINNEAPOLIS | MN | 55418 |
| Erin | Perkins | esarene@me.com | 763-742-9153 | 1025 Main St. NE Apt. 128 | Minneapolis | MN | 55413 |
| Aileen | Beno-Lietz | aileen.beno@gmail.com | 920-819-7055 | 663 46th Ave NE | Columbia heights | MN | 55421 |
| Chad | Lietz | clietz@gmail.com | 920-819-5097 | 663 46th Ave NE | Columbia heights | MN | 55421 |
| Bradley | Reichenberger | bradleyreichenberger@hotmail.com | 952-261-8253 | 2249 Stinson Blvd | New Brighton | MN | 55112 |
| Gary | Madison | mplsglm@yahoo.com | 612-720-6728 | 404 Washington Ave N #105 | Minneapolis | MN | 55401 |
| Sam | Neisen | neise022@umn.edu | 651-335-8583 | 1618 6th St. NE | Minneapolis | MN | 55413 |
| Mackenzie | Heinrichs | hein0438@umn.edu | 608-719-2785 | 1618 6th St. NE | Minneapolis | MN | 55413 |
| Jon | Whitling | whitling@gmail.com | 651-387-0890 | 815 Edmund Ave | St. Paul | MN | 55104 |
| Jenny | Whitling | jenwhitling@gmail.com | 651-387-0883 | 815 Edmund Ave | St. Paul | MN | 55104 |
| Naren | Rao | naren.rao@gmail.com | 612-345-2963 | 1215 6th Street NE | Minneapolis | MN | 55413 |
| Lauren | Wimler | wimle003@umn.edu | 612-600-7329 | 2911 Brookshire Lane | New Brighton | MN | 55112 |
| Jeff | Givens | given025@umn.edu | 952-412-8895 | 2911 Brookshire Lane | New Brighton | MN | 55112 |
| John | Prokopiuk | yohanholdings@gmail.com | 612-481-7315 | 4018 Shamrock Drive | St. Anthony | MN | 55421 |
| Marisa | Patrin | mpatrin38@gmail.com | 651-324-1693 | 4018 Shamrock Drive | St. Anthony | MN | 55421 |
| Brett | Skarnes | linder1010@gmail.com | 218-766-2357 | 3843 Russell Ave N | Minneapolis | MN | 55412 |
| Alyssa | Lonergan | lone0032@umn.edu | 507-202-2663 | 3843 Russell Ave N | Minneapolis | MN | 55412 |
| Thomas | Maxey | thommaxey@gmail.com | 612-810-7442 | 2303 Monroe St. NE | Minneapolis | MN | 55418 |
| Tanya | Springer | trspringer@comcast.net | 612-801-3960 | 2303 Monroe St. NE | Minneapolis | MN | 55418 |
| Ben | Swenson | bswenson2015@gmail.com | 651-815-5492 | 1331 N.E. Marshall St. Unit 307 | Minneapolis | MN | 55413 |
| Zachary | Swenson | zakswenson2010@gmail.com | 651-785-3605 | 1331 N.E. Marshall St. Unit 307 | Minneapolis | MN | 55413 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Dave | Hilden | davidhilden@gmail.com | 952-457-1432 | 5325 Georgia Ave N | Crystal | MN | 55428 |
| Sean | Tillmann | STillmann@aol.com | 651-247-2490 | 2321 Madison Street NE | Minneapolis | MN | 55418 |
| Laura | Hauser | hauserlaurak@gmail.com | (612) 618-2628 | 2321 Madison Street NE | Minneapolis | MN | 55418 |
| Katherine | Loutchko | katial65@hotmail.com | 763-574-7333 | 7437 Lakeside Rd. NE | Fridley | MN | 55432 |
| Gavin | Watt | gdwatt@gmail.com | 612-644-5989 | 22 Malcolm St. | Minneapolis | MN | 55414 |
| Joe | Bove | jbove@rtb19.com | 612-789-8423 | 2912 Roosevelt Ave NE | St. Anthony | MN | 55418 |
| Mary Jean | Bove | mjbove@dwellne.com | 612-789-8423 | 2912 Roosevelt Ave NE | St. Anthony | MN | 55418 |
| Seth | Spangler | oneseth@gmail.com | 720-470-4944 | 2951 Buchanan St. NE | Minneapolis | MN | 55418 |
| Michelle | Spangler | walrus_cornflake@yahoo.com | 720-212-9569 | 2951 Buchanan St. NE | Minneapolis | MN | 55418 |
| Tim | Kukula | timkukula@mac.com | 612-991-1785 | 4146 Humboldt Ave N | Minneapolis | MN | 55412 |
| Salah | Uweiti | uweitisalah@gmail.com | 913-325-3163 | 4146 Humboldt Ave N | Minneapolis | MN | 55412 |
| David | Huisken | davidfhuisken@gmail.com | 612-900-7328 | 5849 2nd Ave S | Minneapolis | MN | 55419 |
| Lisa | Huisken | lisamhuisken@gmail.com | 763-248-9781 | 5849 2nd Ave S | Minneapolis | MN | 55419 |
| Thomas | Spargo | thetoader14@gmail.com | 952-484-9482 | 218 8th St SE | Minneapolis | MN | 55414 |
| Nick | Rosencrans | brokenclockcoop@nickrosencrans.net | 612-220-5241 | 218 8th St SE | Minneapolis | MN | 55414 |
| Dean | Jenson | jenson40@msn.com | 612-581-6293 | 3222 Cleveland St. NE | Minneapolis | MN | 55418 |
| Emily | Rmaiti | rmaiti06@yahoo.com | 612-799-1191 | 3222 Cleveland St. NE | Minneapolis | MN | 55418 |
| Jeff | Puncochar | Jude1331@aol.com | 612-384-0103 | 7104 2nd Ave S | Richfield | MN | 55423 |
| Amber | Illies | ILLIE016@Gmail.com | 320-248-7192 | 7104 2nd Ave S | Richfield | MN | 55423 |
| William | Kron | wkron22@gmail.com | 763-283-8694 | 12413 Flanders Ct. NE Unit E | Blaine | MN | 55449 |
| Stephanie | Gabert | stephanie.gabert11@gmail.com | 920-369-6914 | 215 10th Ave S Unit 415 | Minneapolis | MN | 55415 |
| Scott | Gabert | scott.gabert49@gmail.com | 651-605-1408 | 215 10th Ave S Unit 415 | Minneapolis | MN | 55415 |
| Daniel | Bihrle | danielbihrle@gmail.com | 701-391-8316 | 2392 17th Street NW | New Brighton | MN | 55112 |
| Machen | Bihrle | machenbihrle@gmail.com | 423-827-9137 | 2392 17th Street NW | New Brighton | MN | 55112 |
| Molly | Pothen | mollyjo700@gmail.com | 651-247-9829 | 165 Western Ave N #404 | St. Paul | MN | 55104 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Dan | McCormick | northshorefam@q.com | 651-324-0600 | 1669 18th Ave NW | New Brighton | MN | 55112 |
| Linda | McCormick | northshorefam@q.com | 952-457-5554 | 1669 18th Ave NW | New Brighton | MN | 55112 |
| Hector | Holguin | hhh9872@aol.com | 763-300-6082 | 1640 73 1/2 Ave NE | Fridley | MN | 55432 |
| Larry | Spargo | larryspargo4@yahoo.com | 952-261-4426 | 3225 McKnight Rd. | Chaska | MN | 55318 |
| Carolyn | Spargo | carolynspargo@gmail.com | 952-201-5480 | 3225 McKnight Rd. | Chaska | MN | 55318 |
| Tom | Pechman | tpechman@gmail.com | 612-250-1434 | 2524 36th Ave NE | Minneapolis | MN | 55418 |
| Leah | Mackie | lmackierunner@gmail.com | 651-428-4129 | 2524 36th Ave NE | Minneapolis | MN | 55418 |
| Luke | Munroe | luke.munroe@gmail.com | 612-327-6010 | 2203 Heritage Ln | New Brighton | MN | 55112 |
| Jessica | Munroe | jess.grehmre@gmail.com | 612-558-9522 | 2203 Heritage Ln | New Brighton | MN | 55112 |
| Kerry | Dierickx | kdierickx@gmail.com | 612-237-8785 | 2640 Colfax Ave S. Apt. 306 | Minneapolis | MN | 55406 |

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?
See Term Sheet for Details

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☒ No
Explain: _____

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?


21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.
The selection of an offering price was based on similar precedent transactions.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?


23. What are the risks to purchasers associated with corporate actions including:

- additional issuances of securities,
- issuer repurchases of securities,
- a sale of the issuer or of assets of the issuer or
- transactions with related parties?

24. Describe the material terms of any indebtedness of the issuer:
(1) Sunrise Bank - $163,848.62, 5.25%, Maturity Date 9.5.2028; (2) SBA - $199,900.00, 3.75%, Maturity Date 12.24.2052

25. What other exempt offerings has the issuer conducted within the past three years? :

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:
     (1) any  or officer of the issuer;
     (2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
     (3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
     (4) any immediate family member of any of the foregoing persons.
If yes, for each such transaction, disclose the following:

| Specified Person | Relationship to Issuer | Nature of Interest in Transaction | Amount of Interest |
| --- | --- | --- | --- |

## FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history? ☐ Yes ☒ No


28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

## FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s)

since inception, if shorter:

# Broken Clock Brewing Cooperative

## Balance Sheet
### As of December 31, 2021

|  | TOTAL |
|---|---|
| **ASSETS** | |
| Current Assets | |
| Bank Accounts | |
| Brex Account | 485.44 |
| Cash on hand | 3,500.00 |
| Line of Credit | 25,000.00 |
| New Checking Account | 169,950.59 |
| Sunrise | 0.00 |
| **Total Bank Accounts** | **$198,936.03** |
| Accounts Receivable | |
| Accounts Receivable | 5,284.26 |
| **Total Accounts Receivable** | **$5,284.26** |
| Other Current Assets | |
| Food Inventory | 1,387.72 |
| Inventory Asset | 18,423.83 |
| Undeposited Funds | 6,789.88 |
| **Total Other Current Assets** | **$26,601.43** |
| **Total Current Assets** | **$230,821.72** |
| Fixed Assets | |
| Brewery Supplies | 45,134.98 |
| Delivery Vehicle | 14,770.50 |
| Furniture and Equipment | 185,028.79 |
| New Brewhouse | 389,500.50 |
| **Total Fixed Assets** | **$634,434.77** |
| **TOTAL ASSETS** | **$865,256.49** |

# Broken Clock Brewing Cooperative

## Balance Sheet
### As of December 31, 2021

|  | TOTAL |
|---|---:|
| **LIABILITIES AND EQUITY** | |
| Liabilities | |
| Current Liabilities | |
| Accounts Payable | |
| Accounts Payable | 165,400.24 |
| **Total Accounts Payable** | **$165,400.24** |
| Other Current Liabilities | |
| Crowler Loan | 0.00 |
| Direct Deposit Payable | 0.00 |
| Payroll Liabilities | |
| Federal Taxes (941/944) | 6,916.00 |
| Federal Unemployment (940) | 391.11 |
| MN Income Tax | 10,008.09 |
| MN Unemployment Taxes | 11,051.50 |
| Total Payroll Liabilities | 28,366.70 |
| Sales Tax Agency Payable | 0.00 |
| Sales Tax Payable | -36,858.60 |
| Total Sales Tax Agency Payable | -36,858.60 |
| Sales Tax Payable | 38,053.07 |
| Square Gift Card | -5,972.92 |
| Square Tips | 3,105.74 |
| Unassigned Tax Agency for Apps Payable | 0.00 |
| **Total Other Current Liabilities** | **$26,693.99** |
| **Total Current Liabilities** | **$192,094.23** |
| Long-Term Liabilities | |
| 2% City Of Minneapolis Loan | 20,973.96 |
| 2019 Friendsgiving Loan | 17,066.31 |
| 2nd PPP Loan | 0.00 |
| EIDL Loan | 199,900.00 |
| Jeremy Mathison 10k Loan | 10,000.00 |
| Jeremy Mathison Vehicle Loan | 0.00 |
| Kevin Loan | 0.00 |
| Notes Payable | 0.00 |
| Original Brewery Loan | 98,240.63 |
| PPP Loan | 0.00 |
| Taproom Loan | 55,408.30 |
| Taproom Member Loans | 552.24 |
| **Total Long-Term Liabilities** | **$402,141.44** |
| **Total Liabilities** | **$594,235.67** |

# Broken Clock Brewing Cooperative

## Balance Sheet

### As of December 31, 2021

|  | TOTAL |
| --- | ---: |
| Equity |  |
|   Opening Bal Equity | 208,116.20 |
|   Retained Earnings | -128,790.40 |
|   Stock Investment | 103,966.00 |
|   Net Income | 87,729.02 |
|  Total Equity | $271,020.82 |
| TOTAL LIABILITIES AND EQUITY | $865,256.49 |

# Broken Clock Brewing Cooperative

## Profit and Loss
### January - December 2021

|  | TOTAL |
|---|---:|
| **Income** | |
| 2021 Bottle Club | 586.98 |
| Friendsgiving | 4,232.00 |
| Auction | 7,755.00 |
| Bottle Pull | 900.00 |
| Friendsgiving Beer Credit | 17,447.00 |
| Raffle Tickets | 780.00 |
| **Total Friendsgiving** | **31,114.00** |
| Off site events | 2,515.00 |
| Other Income | 1,080.00 |
| Owner Memberships | 400.00 |
| Craft Brewer Membership | 1,750.00 |
| Household Membership | 9,900.00 |
| Joint Brewers Membership | 800.00 |
| Single Membership | 5,855.00 |
| **Total Owner Memberships** | **18,705.00** |
| Retail | -85.00 |
| Beer tokens | -840.00 |
| Clocktails | 7,025.00 |
| Craftapped | -4,905.00 |
| Crowlers | 48.00 |
| Food | 13,212.00 |
| Groupon Sales | -46.00 |
| Growler Deposit | -76.00 |
| Hop Passport (2 for 1) | -4,256.50 |
| Igloo Rental | 24,520.00 |
| Industry Discount | -258.50 |
| Member Discounts | -45,971.40 |
| Merchandise | 26,226.79 |
| on-site event promotions | -24,588.87 |
| Pint Sales | 435,711.50 |
| Pub Pass | -22,246.00 |
| Sidewalk Dog | -6,197.00 |
| Soda | 5,479.00 |
| Teacher Discount | -276.00 |
| Video Game Revenue | 788.34 |
| Vikings Lead | -133.00 |
| **Total Retail** | **403,131.36** |

# Broken Clock Brewing Cooperative

## Profit and Loss
### January - December 2021

|  | TOTAL |
|---|---|
| Sales | 0.00 |
|   Wholesale Beer Sales | 142,923.90 |
|    Keg/Tap Deposit Return | -60.00 |
|   Total Wholesale Beer Sales | 142,863.90 |
| Total Sales | 142,863.90 |
| Shipping Income | 195.00 |
| **Total Income** | **$600,191.24** |
| Cost of Goods Sold |  |
|   Cost of Goods Sold | 75,765.75 |
|   brewing Ingredients | 76,962.25 |
|   Total Cost of Goods Sold | 152,728.00 |
| Inventory Shrinkage | 0.00 |
| Merchant Account Fees | 15,528.01 |
| **Total Cost of Goods Sold** | **$168,256.01** |
| **GROSS PROFIT** | **$431,935.23** |
| Expenses |  |
|   Advertising and Promotion | 3,289.23 |
|    Off site event supplies | 250.62 |
|    Website Fees | 1,398.02 |
|   Total Advertising and Promotion | 4,937.87 |
|   Bad Debts | -479.00 |
|   Bank Service Charges | 41.62 |
|   Brewing supplies | 6,629.85 |
|   Business Licenses and Permits | 3,356.65 |
|   Cash Over and Short | -912.49 |
|   Charity Donations | 11,942.39 |
|   Computer and Internet Expenses | 1,068.00 |
|   Continuing Education | 814.13 |
|   Contract labor | 4,455.24 |
|   Dues and Subscriptions | 7,518.43 |
|   Equipment Rental | 11,264.55 |
|   Friendsgiving costs | 2,410.50 |
|   Insurance Expense | 203.57 |
|    General Liability Insurance | 4,128.36 |
|    Insurance Expense Delivery Vehicle | 2,184.03 |
|    Worker's Compensation | 2,035.00 |
|   Total Insurance Expense | 8,550.96 |
|   Interest Expense | 11,291.18 |
|   Janitorial Expense | 6,093.49 |

# Broken Clock Brewing Cooperative

## Profit and Loss
### January - December 2021

|  | TOTAL |
|---|---|
| Leasehold Improvements | 11,978.05 |
| Taproom Repairs/Maintnance | 148.09 |
| Total Leasehold Improvements | 12,126.14 |
| Meals and Entertainment | 762.91 |
| Off-site events | 712.21 |
| Office Supplies | 1,099.27 |
| Operating Expense | 674.38 |
| Outside Services | 5,460.98 |
| Payroll Expenses |  |
| Taxes | 28,362.33 |
| Wages | 250.00 |
| Commission | 9,599.90 |
| Holiday Pay | 1,348.66 |
| Hourly 2 | 1,349.25 |
| Overtime | 475.33 |
| Paycheck Tips | 0.00 |
| Regular Pay | 106,024.70 |
| Salary | 118,472.79 |
| Vacation Pay | 3,708.63 |
| Total Wages | 241,229.26 |
| Total Payroll Expenses | 269,591.59 |
| Postage and Delivery | 277.15 |
| Professional Fees | 5,950.00 |
| Reimbursements |  |
| Reimbursement | 1,681.26 |
| Total Reimbursements | 1,681.26 |
| Rent Expense | 49,040.00 |
| Repairs and Maintenance | 6,975.48 |
| Square Fees | 0.00 |
| Travel Expense | 1,321.81 |
| Cost of Sales | 3,765.82 |
| Total Travel Expense | 5,087.63 |
| Utilities | 27,183.84 |
| **Total Expenses** | **$465,606.21** |
| NET OPERATING INCOME | $ -33,670.98 |
| Other Income |  |
| Non taxable PPP loan forgiveness | 121,300.00 |
| Total Other Income | $121,300.00 |

# Broken Clock Brewing Cooperative

## Profit and Loss
### January - December 2021

|  | TOTAL |
|---|---|
| **Other Expenses** |  |
|   Bulk Discount | -100.00 |
| **Total Other Expenses** | **$ -100.00** |
| **NET OTHER INCOME** | **$121,400.00** |
| **NET INCOME** | **$87,729.02** |

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or mis demeanor:

  (i)  in connection with the purchase or sale of any security? □ Yes   ☒ No
  (ii)  involving the making of any false filing with the Commission? □ Yes   ☒ No
  (iii)  arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? □ Yes   ☒ No

If Yes to any of the above, explain: _____

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

  (i)  in connection with the purchase or sale of any security? □ Yes   ☒ No
  (ii)  involving the making of any false filing with the Commission? □ Yes   ☒ No
  (iii)  arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? □ Yes   ☒ No

If Yes to any of the above, explain: _____

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

  (i)  at the time of the filing of this offering statement bars the person from:
    (A)  association with an entity regulated by such commission, authority, agency or officer? □ Yes   ☒ No
    (B)  engaging in the business of securities, insurance or banking? □ Yes   ☒ No
    (C)  engaging in savings association or credit union activities? □ Yes   ☒ No
  (ii)  constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? □ Yes   ☒ No

If Yes to any of the above, explain: _____

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

  (i)  suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? □ Yes   ☒ No
  (ii)  places limitations on the activities, functions or operations of such person? □ Yes   ☒ No
  (iii)  bars such person from being associated with any entity or from participating in the offering of any penny stock?
    □ Yes   ☒ No

If Yes to any of the above, explain: _____

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☒ No

(ii) Section 5 of the Securities Act? ☐ Yes ☒ No

If Yes to any of the above, explain: _____

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
☐ Yes ☒ No
If Yes, explain: _____

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
☐ Yes ☒ No
If Yes, explain: _____

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?
☐ Yes ☒ No
If Yes, explain: formc.attest.postal.postal _____

**If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.**

## OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

  (1) any other material information presented to investors; and
  (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

# Office of the Minnesota Secretary of State
## Certificate of Incorporation

    I, Steve Simon, Secretary of State of Minnesota, do certify that: The following business entity has duly complied with the relevant provisions of Minnesota Statutes listed below, and is formed or authorized to do business in Minnesota on and after this date with all the powers, rights and privileges, and subject to the limitations, duties and restrictions, set forth in that chapter.

The business entity is now legally registered under the laws of Minnesota.

Name:                                       Broken Clock Brewing Cooperative

File Number:                            841142500035

Minnesota Statutes, Chapter:       308A

This certificate has been issued on:   09/08/2015



Steve Simon
Secretary of State
State of Minnesota

# Office of the Minnesota Secretary of State
**Minnesota Cooperative | Articles of Incorporation**
*Minnesota Statutes, Chapter 308A*



8411425

**Read the instructions before completing this form.**

Filing Fee: $80 for expedited service in-person and online filings, $60 if submitted by mail

The undersigned incorporator(s), in order to form a Cooperative under *Minnesota Statutes*, Chapter 308A adopt the following:

### Article I – Name of the Cooperative (Required)

Broken Clock Brewing *Cooperative*

### Article II – Purpose of the Cooperative (Required)

The purpose of this association are to own, lease, mortgage, sell buy, operate, encumber and in all possible ways deal, trade, and invest in real and personal property in this or any other jurisdiction as a principal, agent, partner, either general or limited, or as a member of a joint venture, syndicate or other form of business entity and to own and vote stock in this or any other corporation or association, all of which activities shall be for the use and benefit of the members of the association and their families, and any other purposes permitted by Minnesota Statutes, Chapter 308A.

### Article III – Principal Place of Business (Required)

| 3444 Grand Ave. S. Unit 202 | Minneapolis | MN | 55408 |
|---|---|---|---|
| Street Address *(A PO Box by itself is not acceptable)* | City | State | Zip |

### Article IV – Duration

The period of duration of this association shall be: (If you do not complete this item, a perpetual duration is assumed by law.)

### Article V – Registered Office Address and Agent (A Registered Office Address is Required)

| 3800 American Blvd West STE 1500 #300-030 | Bloomington | MN | 55431 |
|---|---|---|---|
| Street Address *(A PO Box by itself is not acceptable)* | City | State | Zip |

The Registered Agent at the above address is: Legalinc Corporate Services INC.

### Article VI – Other Lawful Provisions (Optional)

If the cooperative is to be organized on a capital stock basis, the total authorized number of shares and the par value of each share:

If the shares are to be classified, a description of the classes of shares, including a statement of the number of shares in each class and relative rights, preferences, and restrictions grant to or imposed upon the shares of each class:



**Office of the Minnesota Secretary of State**
**Minnesota Cooperative | Articles of Incorporation**
*Minnesota Statutes, Chapter 308A*

The names, post office addresses, and terms of office of the directors of the first board:

Jeremy Mathison
3444 Grand Ave. S. Unit 202
Minneapolis, MN 55408

Board Director

**Article VII – Incorporators** (Required)
I, the undersigned, certify that I am signing this document as the person whose signature is required, or as agent of the person(s) whose signature would be required who has authorized me to sign this document on his/her behalf, or in both capacities. I further certify that I have completed all required fields, and that the information in this document is true and correct and in compliance with the applicable chapter of Minnesota Statutes. I understand that by signing this document I am subject to the penalties of perjury as set forth in Section 609.48 as if I had signed this document under oath.

| Incorporator's Name | Street Address | City | State | Zip Code |
|---|---|---|---|---|
| Jeremy Mathison | 3444 Grand Ave. S. Unit 202 | Minneapolis | MN | 55408 |

Signature: (signed) Date: 9/5/2015

| Incorporator's Name | Street Address | City | State | Zip Code |
|---|---|---|---|---|
| | | | | |

Signature: Date:

**Email Address for Official Notices**
Enter an email address to which the Secretary of State can forward official notices required by law and other notices:

info@thebrewatory.com

☐ Check here to have your email address excluded from requests for bulk data, to the extent allowed by Minnesota law.

**List a name and daytime phone number of a person who can be contacted about this form:**

| Contact Name | Phone Number |
|---|---|
| Jeremy Mathison | 970-333-0135 |

**Entities that own, lease, or have any financial interest in agricultural land or land capable of being farmed must register with the MN Dept. of Agriculture's Corporate Farm Program.**



**Work Item 841142500035**
**Original File Number 841142500035**

STATE OF MINNESOTA
OFFICE OF THE SECRETARY OF STATE
FILED
**09/08/2015 11:59 PM**

Steve Simon
Secretary of State

# By-Laws of Broken Clock Brewing Cooperative

## Article 1

## NAME AND ORGANIZATION

**Section 1.1**     The organization shall be known as Broken Clock Brewing Cooperative (BCBC) and formed as a brewing cooperative organization within the State of Minnesota pursuant to Minnesota Statute Section 308A.

## ARTICLE 2

## OFFICES

**Section 2.1**     **Registered Office**

The registered office of Broken Clock Brewing Cooperative (BCBC) in Minnesota is the principal place of business for the organization located at 3134 California St., Suite 122, Minneapolis, MN 55418.

**Section 2.2**     **Principal Executive Office**

The principal executive office of BCBC is the office where the operation's manager is located.

## ARTICLE 3

## Values and Principles

**Section 3.1      Principles**

BCBC was founded upon the following provisions comprising The Five Pillars:

1. **Dignified Treatment of Employees and Customers.**
2. **Environmental Sustainability.**
3. **Social and Communal Responsibility.**
4. **Responsible Allocation of Money and Time.**
5. **Access to Continuing Education.**

These principles can be exemplified in the following ways:

a.      Voluntary and Open Membership. BCBC is a voluntary organization, open to all persons able to use their services and willing to accept the responsibilities of membership, without gender, social, racial, political or religious discrimination.

b.      Democratic Member Control. BCBC is a democratic organization where all members have equal voting rights with one member one vote. Members are invited to participate in setting policy and making decisions either as individual members or seeking election to the board of directors.

c.      Education and Training. BCBC is dedicated to providing education and training to its members and employees so all may contribute to the development of BCBC.

d.      Community. BCBC will work for the sustainable development of our community through policies and strategic partnerships approved by our membership.

# ARTICLE 4

## MEMBERSHIP

### Section 4.1     Types of Membership

There shall be five separate and distinct categories of voting membership (member(s)), all have the same voting rights as described below in Article 6, and one non-voting membership (identified in Section 4.1.6 below).

In order to remain a member in good standing, each individual person in any of the member categories below must be and remain a resident within the state of Minnesota and at time of membership be at least 21 years of age.

Membership shall commence upon the filing of a completed application form and receipt by BCBC of the appropriate membership fee.

#### Section 4.1.1   Single Member

A single member is any person who has paid the appropriate membership fee at the time of joining.

#### Section 4.1.2   Joint Member

Any two persons who share the same mailing address may join together and pay a discounted membership fee as appropriate at the time of joining.

#### Section 4.1.3   Brewer Member

Any single person may join as a brewer member, allowing that brewer member to additional benefits beyond a single member as defined in the membership application at the time of joining.

### Section 4.1.4    Joint Brewer Member

Any two persons who share the same mailing address may join together as brewer members, entitling both members to additional benefits beyond a joint membership.

### Section 4.1.5    Employee Member

Any person employed by BCBC who does not already have a paid membership will be afforded a complimentary single membership, valid for the terms of their employment. This cannot be combined in any way to create a joint membership. An employee member possesses all rights as a paying single member. Upon termination of employment, an employee member can retain membership by paying the membership fee in effect at the time of termination.

### Section. 4.1.6    Non-Patronage Member

#### 4.1.6.1 Eligibility Requirements:

Any individual of legal age may become a non-patronage member.

#### 4.1.6.2 Application and Purchase Requirement

A prospective non-patronage member shall make an application to purchase a non-patronage membership interest in writing to BCBC. The application shall contain, at a minimum, the amount of money, services or other consideration the prospective non-patron member intends to provide to BCBC, as well as identifying information of the prospective non-patronage member.

Upon approval by the board of directors, the prospective non-patronage member shall sign a membership purchase or service agreement.

### 4.1.6.3 Approval

Upon the affirmative (simple majority) vote of the board of directors and execution by the prospective non-patronage member applicant of BCBC's then current purchase or service agreement, the board of directors shall accept the purchase or service agreement of the prospective non-patronage member and accept the money, services, or other consideration offered in exchange for non-patronage consideration.

## Section 4.2 Distribution of Profits

If the board of directors decides to issue a return to the membership, returns will be equally distributed among all members in good standing.

Returns to non-patron members, if applicable, are defined in the purchase or service agreement prior to membership.

## Section 4.3    Termination or Withdrawal of Membership

Either party may terminate membership through the procedures outlined below.

### Section 4.3.1  Withdrawal

Members may withdraw their membership at any time. Withdrawing members shall provide a written resignation to the Board of Directors to the Principal Executive Office as identified in Section 2.2 along with a return address to which BCBC may send a confirmation of their resignation.

### Section 4.3.2  Withdrawal Fees

Any member who voluntarily withdraws their membership is entitled to receive full reimbursement of a single membership fee. If one person of a joint membership voluntarily withdraws, such person is entitled to the difference between the single and joint membership fees at the time of joining.

Members who withdraw from the Co-op shall be immediately refunded the full value of their investment provided that such refund does not jeopardize the fiscal solvency of the Co-op. Member joining fee shall be returned subject to offset by any debt owed to the Co-op by the withdrawing member.

### Section 4.3.3  Expulsion

A member may be expelled for good cause including, but not limited to: intentionally or repeatedly violating BCBC bylaws, policies of the Board of Directors, breaching any contract with BCBC, willfully obstructing any lawful purpose or activity of BCBC.

Expulsion requires a two-thirds (2/3) majority vote of the Board of Directors. Members who are subject to expulsion shall be given notice and an opportunity to address the proposed expulsion at the next scheduled meeting of the board of directors. This is a separate proceeding than expulsion from the board as described in 7.5.

Any member expelled through a two-thirds (2/3) majority vote of the board of directors shall immediately forfeit any right to return of any single membership fee.

Any joint member expelled through a two-thirds (2/3) majority vote of the board of directors shall not impact the membership status of the remaining joint member; however, the member status of the remaining joint member shall immediately convert to the respective single membership. Neither the expelled member nor the remaining member is entitled to a reduction in the joining fee due to change in status resulting from the expulsion.

## Section 4.4 Transferability

Memberships may be transferred to an eligible person with the approval of the board of directors. The resulted transferred membership will be conferred the current eligible member benefits.

## ARTICLE 5

## Meetings

## Section 5.1 Membership Meetings

Membership meetings shall occur a minimum of twice per calendar year at a time determined by the board of directors. Members shall receive notification of these meetings a minimum of 30 days prior to but not more than 60 days prior to the meeting.

## Section 5.2     Special Membership Meetings

Special meetings may be called by a majority vote of the board of directors or by petition of at least ten percent (10%) of members. The membership shall receive notice of the special meeting at least 7 calendar days before the special meeting is scheduled. The purpose of a special meeting can be for, but not limited to: call for referendum, expulsion of a member, removal of a director, bylaw amendments, or an issue deemed necessary by the membership or the board of directors.

## Section 5.3     Membership Meeting Quorum

A quorum for membership meetings shall consist of at least 50 members present, including no fewer than one-third (1/3) of the board of directors members. A member is considered present either through personal appearance at the meeting or by participating remotely through any electronic means that enables the member's full participation in the dialogue of the meeting, including, but not limited to, voting on items before the membership.

## Section 5.4     Board of Directors Meetings

Meetings of the board of directors shall meet a minimum of once per calendar month as determined by the board. With a minimum of 2 weeks notice given to the membership.

## Section 5.5     Special Meetings of the Board of Directors

Special meetings of the board of directors may be called for by the President subject to a seconding by another board member or by a request from 3 members of the board of directors.

## Section 5.6    Closed Mettings

All meetings of the board shall be open to the membership except for those specifically pertaining to personnel, litigation, real estate, or any other matter deemed sensitive by the board. A meeting in its entirety or in part may be closed by the board following a majority vote.

## Section 5.7    Board of Directors Meeting Quorum

A quorum for board of directors meetings consists of a minimum of two-thirds (2/3) of board members present, at least one of whom must be an Officer of the board as defined below in Article 8. A board member is considered present either through personal appearance at the meeting or by participating remotely through any electronic means that enables the director's full participation in the dialogue of the meeting, including, but not limited to, voting on items before the board.

# ARTICLE 6

## Voting

## Section 6.1    Voting

The standard for a successful vote shall be a simple majority unless otherwise specified in these bylaws.

## Section 6.2      **Member Vote**

Each member of BCBC, regardless of membership category (except for non-patronage members), shall be entitled to cast one vote.

## Section 6.3      **Proxy Voting**

No proxy vote is allowed nor will be accepted in any vote of the membership.

## Section 6.4      **Electronic Voting**

All membership voting shall occur primarily via electronic means. The board of directors will make every effort to accommodate exceptions that arise unexpectedly during the voting window.

## Section 6.5      **Eligibility**

All members in good standing at the time of the electronic distribution of ballots are eligible to vote. Persons joining as new members after distribution or during the voting window are ineligible to vote on that ballot.

## Section 6.6      **Board of Director Elections**

An election vote shall be held throughout the entire calendar month of December, or until 10% of the eligible membership has voted, whichever is longer.

Voting will be ranked following the methods for Ranked Choice Voting explained at: https://www.fairvote.org/rcv#how_rcv_works.

## Section 6.7      Bylaw Amendment Voting

Amendments to BCBC bylaws require a voting period of at least 30 calendar days or until 10% of the membership eligible to vote has voted, whichever is longer, and shall require a two-thirds (2/3) majority vote of the members voting to pass. Also see section 9.3.

## ARTICLE 7

## Board of Directors

## Section 7.1      Definition

The board of directors of BCBC shall consist of no fewer than nine (9) and no more than sixteen (16) directors. The maximum number of directors elected by the membership shall be fifteen (15).

Each year the elected board may choose to add a single board seat to be appointed by the board itself for a one (1) year term, the board may choose to extend the appointment to a maximum of 5 years at which point, the board would need to nominate a different individual to this chair, should the board exercise the additional board seat . The sole purpose of this board member is to assist BCBC with focusing on Race and Equity Chair goals (Section 8.6).

Any permanent change (defined as one that extends beyond the following December) in the number of board members shall require a two-thirds (2/3) majority vote of the members voting.

The purpose of the board of directors is to handle the governance and oversee management of BCBC.

## Section 7.2    Terms

Directors shall serve a 3 year term beginning February 1 in the year following the election. A director's term ends on January 31 of the third year of the term. Directors may serve for no more than 2 consecutive 3 year terms or 8 consecutive years, inclusive of time serving on the board by appointment. A director must then wait a minimum of 2 years from the date of the end of their last term before again standing for election.

See Section 7.6 "Vacancy" for exception to three year term.

## Section 7.3    Eligibility

Any member in good standing is eligible to run for a seat on the board of directors. No more than 2 employee members may sit on the board of directors at any one time.

Any member who is the spouse of a BCBC employee or shares the same physical address of a BCBC employee is also considered an employee of BCBC for purposes of the number of BCBC employees eligible to sit on the board at any one time.

## Section 7.4    Designated Signing Authority

The board shall elect certain members of the board of directors and the Operations Manager to represent and hold signing authority on behalf of BCBC. Designated signers are permitted to, and are authorized to make financial decisions in the name of BCBC with consent of the majority of the other board members.

## Section 7.5      **Removal**

A director may be removed for due cause (See Board of Directors Handbook). Removal requires a vote of two-thirds (2/3) vote of the entire board of directors. Removal from the Board of Directors does not equate to expulsion from Membership as defined in 4.3.3.

## Section 7.6      **Vacancy**

A vacancy created on the board of directors shall be filled by selection of the board on a temporary basis until the end of the term year. This board member opening in the election shall only be for the remainder of the term of the board member that vacated their position. This is the only exception to the three (3) year term stated in Section 7.2.

## Section 7.7      **Electronic Votes**

An electronic vote, or electronic poll, shall follow the same quorum rules as a regular board meeting, except that board members have 72 hours, from the timestamp on the electronic post, to respond to the request to have their presence counted for quorum and their vote, or abstention, cast. All electronic votes will be noted in the minutes of the first regular board meeting following said vote.

## Section 7.8    Compensation

Membership on the board of directors is done in a voluntary capacity. As such, no compensation shall be given to members of the board beyond that of any other member volunteer of BCBC.

## ARTICLE 8

## Officers

## Section 8.1    Election

The officers of BCBC shall be elected by an affirmative vote of the board of directors. The officers of BCBC shall consist of: President/Chair, Vice-President/Vice-Chair, Secretary, Treasurer, and Race and Equity Chair. The minimum role expectations listed in Sections 8.2 - 8.5, a more detailed view of role expectations is available in the Board of Directors Handbook. A person may hold only one office.  The officers shall perform such duties and have such responsibilities as provided for in these bylaws or as otherwise determined by the board. Each officer shall hold their title for a term of one year. There is no limit on the number of terms an officer may serve other than limitations on serving on the board of directors as noted in Section 7.2

## Section 8.2    President/Chair

The President shall set the agenda for and preside over board meetings.

The President shall also ensure the Board Handbook is reviewed and updated as needed.

## Section 8.3      Vice-President/Vice Chair

The Vice President shall set the agenda for and preside over board meetings in the absence of the President.

The Vice President shall also facilitate board election submission and preside over votes by the membership unless running for re-election.

## Section 8.4      Secretary

The Secretary shall be responsible for taking meeting minutes, making said minutes available for review by the board in a timely manner, and posting those approved minutes to the Members Only section of the BCBC website.

The Secretary shall set the agenda for and preside over board meetings in the absence of the President and Vice President.

In the absence of the Secretary, a present board member will volunteer to fulfill the role of the Secretary.

## Section 8.5      Treasurer

The Treasurer shall be responsible for preparing and presenting financial documents so that the entire board will have a clear and accurate understanding of the financial health of BCBC. If deemed appropriate by the board, these documents will be posted to the Members Only section of the BCBC website.

The Treasurer shall set the agenda for and preside over board meetings in the absence of the President, Vice President, and Secretary.

## Section 8.6      Race and Equity Chair

The Race and Equity Chair shall be appointed by the board of directors as a seat in addition to the member voted on board size (Section 7.1).

This appointment may be a non-member party of BCBC who has demonstrated commitment, dissuaded bias, and passion to dismantling institutional racism. If the appointed individual is not a member of BCBC, then the individual will be conferred a temporary membership through the duration of their appointment.

# ARTICLE 9

## Miscellaneous

## Section 9.1      Indemnification

BCBC shall indemnify, as allowed by law, any officer, director, or employee of BCBC, for expenses and costs actually and necessarily incurred in connection with any claim asserted by reason of the person being or having been such officer, director, or employee except in relation to matters of negligence, fraud, criminal acts or intentional misconduct in respect of the matter in which indemnity is sought. BCBC shall carry appropriate liability insurance to protect its officers, directors, employees and BCBC itself against the costs of such indemnification.

## Section 9.2     Severability

If any section, clause, provision or portion of these bylaws is adjudged unconstitutional or invalid by a court of competent jurisdiction, the remainder of these bylaws shall not be affected thereby.

## Section 9.3     Amendments

These bylaws may be amended at any time. Amendments may be proposed by the board of directors or a petition of ten percent (10%) of members. Approval of the amendment(s) shall require a two-thirds (2/3) majority vote of the members voting. Also see Section 6.7.

## Section 9.4     Sunset

These bylaws must be reviewed by the membership every five years. The countdown begins December 31, 2020.

## Section 9.5     Bylaw Provision Control

To the extent that Section 3.1 "Values and Principles" conflicts with any other bylaw provisions, the bylaw provision shall control.

**NEITHER THIS CONVERTIBLE PROMISSORY NOTE NOR THE SECURITIES ISSUABLE UPON CONVERSION HEREOF HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND NO SALE OR DISPOSITION HEREOF MAY BE EFFECTED EXCEPT IN COMPLIANCE WITH RULE 144 UNDER SUCH ACT OR AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN APPLICABLE EXEMPTION THEREFROM. THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF ARE SUBJECT TO ANY AND ALL RESTRICTIONS ON TRANSFER SET FORTH IN THE GOVERNING DOCUMENTS OF BURNING BROTHERS BREWING, LLC, INCLUDING, BUT NOT LIMITED TO, THE COMPANY'S OPERATING AGREEMENT, COPIES OF WHICH ARE ON FILE IN THE OFFICE OF BURNING BROTHERS BREWING, LLC (AS THE SAME MAY BE FURTHER AMENDED AND/OR RESTATED FROM TIME TO TIME).**

<u>**CONVERTIBLE PROMISSORY NOTE**</u>

$_____                                          _____, 2022
                                                                              Minneapolis, Minnesota

For value received, **Broken Clock Brewing Cooperative,** a Minnesota cooperative (the "<u>Company</u>"), promises to pay to _____ (the "<u>Holder</u>"), the principal sum of _____ and No/100ths Dollars ($_____). Interest shall accrue from the date of this Convertible Note on the outstanding and unpaid principal amount at a rate equal to seven percent (7%) per annum, compounded annually.

1.      <u>**Maturity**</u>.  Unless converted as provided in Section 2, this Convertible Note will automatically mature and be due and payable on _____, 2029 (the "<u>Maturity Date</u>").  **Subject to Section 2 below**, interest shall accrue on this Convertible Note and accrued interest shall be due and payable with the payment of principal. Notwithstanding the foregoing, the entire unpaid principal sum of this Convertible Note, together with accrued and unpaid interest thereon, shall become immediately due and payable **(a)** upon the insolvency of the Company, the commission of any act of bankruptcy by the Company, the execution by the Company of a general assignment for the benefit of creditors, the filing by or against the Company of a petition in bankruptcy or any petition for relief under the federal bankruptcy act or the continuation of such petition without dismissal for a period of ninety (90) days or more, or the appointment of a receiver or trustee to take possession of the property or assets of the Company; and **(b) at the Holder's** option, upon a default under this Convertible Note.

2.      <u>**Conversion**</u>.

        **(a)      <u>Investment by the Holder</u>.**  At the **Company's** option at any time on or before the Maturity Date, all or a portion of the principal amount of this Convertible Note, after payment of all accrued unpaid interest under this Convertible Note, shall be **converted into membership interests of the Company (the "<u>Membership Interests</u>" or "<u>Units</u>").**  The percentage ownership in the Company represented by the Membership Interests to be issued upon such conversion shall be determined by an independent business valuation expert selected by the Company.  On the Maturity Date, any outstanding principal of, together with accrued unpaid interest on, this Convertible Note shall, at Company's option, be repaid to Holder in immediately available funds or converted into Membership Interests using the formula set forth above in this paragraph.

(b)      **Mechanics and Effect of Conversion.**   Upon payment of all accrued principal and interest hereunder, or upon conversion of all principal under this Convertible Note pursuant to this Section 2, as applicable the Holder shall surrender this Convertible Note, duly endorsed, at the principal offices of the Company.  At its expense, the Company will, as soon as practicable thereafter, issue and deliver to such Holder, at such principal office, a certificate or certificates (or if Membership Interests are not certificated, then reflect on the Company's official records) showing the Holder's percentage ownership in the Company evidenced by the Class B Membership Interests to which Holder is entitled upon such conversion, together with any other securities and property to which the Holder is entitled upon such conversion under the terms of this Convertible Note, including a check payable to the Holder for any cash amounts payable as described herein.   Upon payment of all accrued unpaid interest hereunder, and conversion of this Convertible Note, the Company will be forever released from all of its obligations and liabilities under this Convertible Note with regard to that portion of the principal amount being converted including without limitation the obligation to pay such portion of the principal amount and accrued interest.

3.      **Payment.**   Prepayment this Convertible Note may be made at any time without penalty.  All payments shall be made in lawful money of the United States of America at such place as the Holder hereof may from time to time designate in writing to the Company.   Payment shall be credited first to the accrued interest then due and payable and the remainder applied to principal.

4.      **Transfer; Successors and Assigns.**   The terms and conditions of this Convertible Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties.  Notwithstanding the foregoing, the Holder may not assign, pledge, or otherwise transfer this Convertible Note without the prior written consent of the Company, except for transfers to affiliates.  Subject to the preceding sentence, this Convertible Note may be transferred only upon surrender of the original Convertible Note for registration of transfer, duly endorsed, or accompanied by a duly executed written instrument of transfer in form satisfactory to the Holder.  Thereupon, a new note for the outstanding principal amount and interest will be issued to, and registered in the name of, the transferee.  Interest and principal are payable only to the registered holder of this Convertible Note.

5.      **Governing Law.**   This Convertible Note and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the State of Minnesota, without giving effect to principles of conflicts of law.

6.      **Notices.**   Any notice required or permitted by this Convertible Note shall be in writing and shall be deemed sufficient upon delivery, when delivered personally or

by a nationally-recognized delivery service (such as Federal Express or UPS), or by confirmed facsimile or forty-eight (48) hours after being deposited in the U.S. mail, as certified or registered mail, with postage prepaid, addressed to the party to be notified at **such party's address as set forth below or as subsequently modified by written notice.**

7. **Amendments and Waivers.** Any term of this Convertible Note may be amended only with the written consent of the Company and the Holder. Any amendment or waiver effected in accordance with this Section 7 shall be binding upon the Company, the Holder and each transferee of the Convertible Note.

8. **Action to Collect on Convertible Note.** If action is instituted to collect on this Convertible Note, the Company promises to pay all costs and expenses, including **reasonable attorney's fees, incurred in connection with any collection action.**

**COMPANY:**

**BROKEN CLOCK BREWING COOPEATIVE**

By:_____

Name:_____
(print)
Title:_____

Address:_____

## ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

(120 days after the end of each fiscal year covered by the report)

Once posted, the annual report may be found on the issuer's website at:
http://www.brokenclockbrew.com

The issuer must continue to comply with the ongoing reporting requirements until:

(1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) The issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;

(3) The issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;

(4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the issuer liquidates or dissolves its business in accordance with state law.